     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 1996.


                                                       REGISTRATION NO. 333-3143

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               ACMAT CORPORATION
              (Exact name of company as specified in its charter)

          CONNECTICUT                        635                        06-0682460
(State of other jurisdiction of        (Primary Standard      (I.R.S. Employer Identification
incorporation or organization)    Industrial Classification                No.)
                                           Number)

                                233 MAIN STREET,
                           NEW BRITAIN, CT 06050-2350
                                 (860) 229-9000
           (Name, address, including Zip Code, and telephone number,
       including area code, of registrant's principal executive offices)

           ROBERT H. FRAZER, ESQ.; VICE PRESIDENT AND GENERAL COUNSEL
                               ACMAT CORPORATION
                  233 MAIN STREET, NEW BRITAIN, CT 06050-2350
                                 (860) 229-9000
           (Name, address, including Zip Code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                             WILLARD F. PINNEY, JR.
                      MURTHA, CULLINA, RICHTER AND PINNEY
                         CITYPLACE I, 185 ASYLUM STREET
                            HARTFORD, CT 06103-3469
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this
Registration Statement becomes effective.

     If securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /


     THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               ACMAT CORPORATION

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K
               SHOWING LOCATION IN THE PROSPECTUS OF INFORMATION
                  REQUIRED BY ITEMS 1 THROUGH 19 OF FORM S-4.

                FORM S-4 ITEM NUMBER                          PROSPECTUS CAPTION
     -------------------------------------------  -------------------------------------------
A.   Information About the Transaction
1.   Forepart of Registration Statement and
     Outside Front Cover Page of Prospectus.....  Front Cover
2.   Inside Front and Outside Back Cover Pages
     of Prospectus..............................  Available Information; Table of Contents
3.   Risk Factors, Ratio of Earnings to Fixed
     Charges and Other Information..............  Summary; Certain Considerations
4.   Terms of the Transaction...................  Summary; Merger
5.   Pro Forma Financial Information............  Summary Pro Forma Financial Statements;
                                                  Company Pro Forma Financial Statements
6.   Material Contacts with the Company Being
     Acquired...................................  Relationship Between the Company and United
                                                  Coasts
7.   Additional Information Required for
     Reoffering By Persons and Parties Deemed to
     be Underwriters............................  Not Applicable
8.   Interest of Named Experts and Counsel......  Legal Matters; Experts
9.   Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities................................  Not Applicable
B.   Information About the Registrant
10.  Information With Respect to S-3
     Registrants................................  Not Applicable
11.  Incorporation of Certain Information by
     Reference..................................  Not Applicable
12.  Information with Respect to S-2 or S-3
     Registrants................................  Summary; The Company; Business of the
                                                  Company; Company Selected Consolidated
                                                  Financial Data; Company Management's
                                                  Discussion and Analysis of Results of
                                                  Operations and Financial Condition
13.  Incorporation of Certain Information by
     Reference..................................  Incorporation of Certain Documents by
                                                  Reference
14.  Information with Respect to Registrants
     Other than S-3 or S-2 Registrants..........  Not Applicable
C.   Information About the Company Being
     Acquired
15.  Information with Respect to S-3
     Companies..................................  Not Applicable
16.  Information with Respect to S-2 or S-3
     Companies..................................  Not Applicable
17.  Information with Respect to Companies Other
     than S-3 or S-2 Companies..................  Summary; United Coasts; Business of United
                                                  Coasts; United Coasts Selected Financial
                                                  Data; United Coasts Management's Discussion
                                                  and Analysis of Results of Operations and
                                                  Financial Condition
D.   Voting and Management Information
18.  Information if Proxies, Consents or
     Authorizations are to be Solicited.........  Not Applicable

                FORM S-4 ITEM NUMBER                          PROSPECTUS CAPTION
     -------------------------------------------  -------------------------------------------
19.  Information if Proxies, Consents or
     Authorizations are not to be Solicited or
     in an Exchange Offer.......................  Management of the Company; Security
                                                  Ownership of Certain Beneficial Owners and
                                                  Management of the Company; Management of
                                                  United Coasts; Security Ownership of
                                                  Certain Beneficial Owners and Management of
                                                  United Coasts

                           UNITED COASTS CORPORATION
                                233 MAIN STREET
                      NEW BRITAIN, CONNECTICUT 06050-2350


                                                                    June 3, 1996


Dear Stockholder:


     You are cordially invited to attend a Special Meeting of Stockholders of United Coasts Corporation ("United Coasts") which will be held at the offices of United Coasts, 233 Main Street, New Britain, Connecticut 06050-2350 on July 11, 1996 at 10:00 a.m., Eastern Daylight Time. At this Special Meeting, you will be asked to consider and vote on an Agreement and Plan of Liquidation and Merger, dated May 28, 1996, pursuant to which United Coasts would be merged with and into ACMAT Corporation. ACMAT currently holds directly and indirectly approximately 84% of the outstanding common stock of United Coasts.


     The Board of Directors of United Coasts has voted unanimously in favor of the merger and believes that the merger is in the best interest of United Coasts and its stockholders. The Board recommends a vote FOR approval of the merger.

     A formal Notice of Special Meeting of Stockholders follows this letter as does the Prospectus of ACMAT which discusses the merger and related subjects in detail. Please consider these materials carefully.

     Your vote is important. The merger is conditioned on receipt of the affirmative vote of holders of a majority of United Coasts shares voted in connection with the merger by stockholders other than ACMAT and its affiliates. In order to ensure your vote at the meeting, please sign, date and mail promptly the enclosed Proxy in the postage-paid envelope provided.

                                          Sincerely,

                                          HENRY W. NOZKO, SR.
                                          Chairman and Co-Chief Executive
                                          Officer

                                          HENRY W. NOZKO, JR.
                                          President and Co-Chief Executive
                                          Officer

                           UNITED COASTS CORPORATION
                                233 MAIN STREET
                            NEW BRITAIN, CONNECTICUT
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                            TO BE HELD JULY 11, 1996

                            ------------------------


     A special meeting of Stockholders of United Coasts Corporation ("United Coasts") will be held at 233 Main Street, New Britain, Connecticut on July 11, 1996 at 10:00 a.m., Eastern Daylight Time for the following purposes:



          (1) To consider and vote on a proposal to approve and adopt an Agreement and Plan of Liquidation and Merger, dated May 28, 1996 (the "Merger Agreement"), which provides for the merger of United Coasts with and into ACMAT Corporation, on the terms and subject to the conditions set forth in the Merger Agreement, a copy of which is attached to and described in the enclosed Prospectus of ACMAT Corporation; and


          (2) To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.


     Only stockholders of record of United Coasts at the close of business on May 24, 1996 are entitled to notice of and to vote at the Special Meeting.


     EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE SIGN, DATE AND PROMPTLY RETURN YOUR COMPLETED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR VOTE CAN BE COUNTED AT THE MEETING. IF YOU ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE YOUR SHARES PERSONALLY.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          ROBERT H. FRAZER
                                          Secretary


June 3, 1996

PROSPECTUS

                                1,111,459 SHARES

                               ACMAT CORPORATION

                                 CLASS A STOCK


     This Prospectus relates to a proposed merger (the "Merger") of United Coasts Corporation ("United Coasts") with and into ACMAT Corporation (the "Company" or "ACMAT") pursuant to an Agreement and Plan of Liquidation and Merger between ACMAT and United Coasts (the "Merger Agreement"). The Merger is contingent upon the affirmative vote of shareholders of United Coasts holding a majority of the United Coasts Common Stock ("UC Common Stock") outstanding as of May 24, 1996 (the "Record Date") at a Special Meeting of United Coasts, called to be held on July 11, 1996 (the "Special Meeting) and upon the affirmative vote at the Special Meeting of certain United Coasts shareholders unaffiliated with ACMAT who are record holders of UC Common Stock as of the Record Date (the "Unaffiliated Holders") holding a majority of the shares of UC Common Stock voted by the Unaffiliated Holders on the Merger. The Merger is also subject to certain other conditions (see "The Merger"). Subject to such conditions and the terms of the Merger, upon the effective date of the Merger (the "Effective Date"), the Company will issue shares of its Class A Stock (the "Class A Stock") in exchange for shares of UC Common Stock held by the Unaffiliated Holders as of the Effective Date. The number of shares of Class A Stock to be received by the Unaffiliated Holders will be determined under the terms of the Merger Agreement, after any allocation of Class A Stock, otherwise receivable by the Unaffiliated Holders, issued to counsel for the Unaffiliated Holders ("Plaintiff's Counsel") in payment of Plaintiff's Counsel's fees relating to the settlement of certain shareholder litigation. See "Litigation Settlement." The number of shares of UC Common Stock to be exchanged for each share of Class A Stock receivable by the Unaffiliated Holders, net of any shares issued on their behalf to Plaintiff's Counsel, is hereinafter referred to as the "Exchange Ratio." The minimum number of shares of Class A Stock receivable by the Unaffiliated Holders net of the maximum Plaintiff's Counsel's fee will equal one (1) share of Class A Stock for each approximately 1.536 shares of UC Common Stock held by Unaffiliated Holders, subject to cash payments in lieu of fractional shares.


     INVESTMENT IN THE COMPANY'S CLASS A STOCK INVOLVES CERTAIN RISKS. SEE "CERTAIN CONSIDERATIONS" FOR A DISCUSSION OF RISK FACTORS AND OTHER FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH THE MERGER.


     The UC Common Stock is traded in the over-the-counter market under the symbol UCOA. The Class A Stock is traded on The Nasdaq National Market ("NASDAQ") under the symbol ACMTA. Holders of Class A Stock are entitled to one-tenth of one vote per share in relation to the Company's Common Stock (the "Company Common Stock"). See "Description of Class A Stock". As of December 21, 1995, the last trading day prior to the announcement of the Merger, the closing price of the Class A Stock on NASDAQ was $13.00 and the average of the high bid and low asked prices of the UC Common Stock in the over-the-counter market was $7.50. As of May 29, 1996, the closing price of the Class A Stock on NASDAQ was $12.50, and the average of the high bid and low asked prices of the UC Common Stock in the over-the-counter market was $7.81.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 THE DATE OF THIS PROSPECTUS IS JUNE   , 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission are incorporated by reference into this Prospectus:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

          3. All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offer shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.


     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM ROBERT H. FRAZER, ESQ., VICE PRESIDENT AND SECRETARY, ACMAT CORPORATION, 233 MAIN STREET, P.O. BOX 2350, NEW BRITAIN, CONNECTICUT 06050-2350, TELEPHONE (860) 229-9000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JULY 3, 1996, FIVE (5) BUSINESS DAYS BEFORE THE SPECIAL MEETING.


     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute part of this Prospectus.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHO IT IS UNLAWFUL TO MAKE SUCH OFFER, OR SOLICITATION OF AN OFFER WITHIN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES HEREOF OR THEREOF OR THAT THE INFORMATION HEREIN OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE DATES THEREOF.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Table of Contents.....................     3
Summary...............................     4
Certain Considerations................    10
The Company...........................    16
United Coasts.........................    16
Purpose and Effects of the Merger.....    16
Litigation Settlement.................    17
Company Pro Forma Financial
  Statements..........................    18
Company Selected Financial Data.......    21
Company Management's Discussion and
  Analysis of Results of Operations
  and Financial Condition.............    22
United Coasts Selected Financial
  Data................................    30
United Coasts Management's Discussion
  and Analysis of Results of
  Operations and Financial
  Condition...........................    31
Merger................................    37
Relationship Between the Company and
  United Coasts.......................    42

                                        PAGE
                                        ----
Business of the Company...............    43
Management of the Company.............    47
Security Ownership of Certain
  Beneficial Owners and Management of
  the Company.........................    48
Business of United Coasts.............    50
Management of United Coasts...........    50
Security Ownership of Certain
  Beneficial Owners and Management of
  United Coasts.......................    51
Description of Class A Stock..........    52
Description of UC Common Stock........    52
Comparison of Rights of Shareholders
  of the Company and United Coasts....    53
Federal Income Tax Consequences.......    56
Legal Matters.........................    56
Experts...............................    56
Index to Consolidated Financial
  Statements -- ACMAT Corporation and
  Subsidiaries........................   F-1
Index to Consolidated Financial
  Statements -- United Coasts
  Corporation and Subsidiary..........  F-29

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus. All financial data for the Company and United Coasts are presented on the basis of generally accepted accounting principles ("GAAP") unless otherwise stated.

                                  THE COMPANY

     The Company conducts operations directly and through subsidiaries in two business segments: construction contracting and insurance. Construction contracting operations include the furnishing of building interiors, renovations, alterations and additions and asbestos abatement services for commercial, industrial and institutional buildings primarily in the northeastern United States. Insurance operations include specialty general liability, environmental liability insurance and surety bonding for specialty trade, environmental remediation and asbestos abatement contractors and professional liability for architects, engineers and environmental and specialty trade consultants and insurance brokerage for commercial property and casualty insurance.

                                 UNITED COASTS

     United Coasts is a majority-owned subsidiary of the Company and a holding company for United Coastal Insurance Company ("Coastal Insurance") which is an excess and surplus lines insurer providing specialty general liability and environmental liability insurance to specialty trade, environmental remediation and asbestos abatement contractors, as well as professional liability insurance to architects, engineers and environmental and specialty trade consultants. Approximately 84% of the outstanding UC Common Stock is owned by the Company. The remaining 16% is owned by shareholders who are unaffiliated with the Company.

                                   THE MERGER

     Pursuant to the Merger Agreement between ACMAT and United Coasts, as of the Effective Date, United Coasts will be merged with and into ACMAT. All United Coasts shareholders, other than the Company and its subsidiaries, will receive shares of the Company's Class A Stock in exchange for their shares of UC Common Stock held as of the Effective Date in accordance with the Exchange Ratio. The Exchange Ratio is set forth in the Merger Agreement and is determined by a formula under which the maximum number of shares issuable to the Unaffiliated Holders at the rate of one (1) share of Class A Stock for each one and one-half (1.5) shares of the UC Common Stock is reduced by the number of shares as may be approved by the Court, pursuant to the Settlement Agreement described below, in payment of the fee of Plaintiff's Counsel, and such remainder is divided into the total number of shares of UC Common Stock held by the Unaffiliated Holders as of the Effective Date. Their certificates representing their shares of UC Common Stock will be deemed to represent that number of shares of the Company's Class A Stock to which such holders may be entitled under the terms of the Merger until such time as such certificates may be exchanged for certificates of the Company. No fractional shares will be issued and any United Coasts shareholder entitled to a fractional share will receive cash in lieu of such fractional share based on the average price of the Class A Stock on NASDAQ for the last five days on which the Class A Stock was traded thereon prior to the Effective Date.


     The Merger will be subject to compliance with the laws of the States of Delaware and Connecticut applicable to United Coasts and ACMAT. The Boards of Directors of United Coasts and the Company have approved the Merger Agreement and the Board of Directors of United Coasts recommends the Merger Agreement for adoption by United Coasts shareholders. Approval of the Merger Agreement by shareholders of United Coasts will be sought at a Special Meeting called to be held on July 11, 1996 at which all shareholders of record of United Coasts as of the Record Date will be entitled to vote. The Merger is contingent upon the approval of the Merger Agreement by holders of a majority of all shares of UC Common Stock entitled to vote thereon and by the affirmative vote of the Unaffiliated Holders holding a majority of all shares of the Unaffiliated Holders voted on the Merger Agreement. The Merger is also subject to approval of a Stipulation of Settlement discussed below, pursuant to which the Merger is being proposed, by the Delaware Court of Chancery for New Castle County and to certain other conditions. See "The Merger". No vote of the shareholders of the Company is required in connection with the Merger.

                             REASONS FOR THE MERGER

     The Merger is being proposed under the terms of a settlement resolving litigation which was initiated in 1993 in connection with an exchange offer (the "Exchange Offer") then proposed by the Company under which holders of shares of UC Common Stock other than the Company could elect to exchange their shares of UC Common Stock for shares of Class A Stock. In addition, management of the Company believes that the Merger will accomplish the principal goals of the Company which initially led to the Exchange Offer. These goals include a more flexible operating structure for the Company and its subsidiaries and an improved market offering greater liquidity for shareholders of both the Company and United Coasts.

                              SETTLEMENT AGREEMENT

     On May 2, 1996, the Company entered into a Stipulation of Settlement (the "Settlement Agreement") in order to resolve an action commenced in 1993 in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court") by Donald E. Hamilton, individually and on behalf of the Unaffiliated Holders, against the Company and the directors of United Coasts, Henry W. Nozko, Sr., Henry W. Nozko, Jr. and John C. Creasy. This action was commenced on June 10, 1993 with respect to the Exchange Offer proposed by the Company on May 13, 1993 and the Company then withdrew the Exchange Offer on June 15, 1993. The complaint in this action alleged that the consideration offered by the Company of one (1) share of Class A Stock for each one and three-quarters (1.75) shares of United Coasts was unfair and that the offer was coercive because shareholders of United Coasts who did not elect to accept the Exchange Offer could be left with no market for their shares. Under the Settlement Agreement, these concerns are resolved by modifying the exchange ratio so that under the terms of the Merger one (1) share of the Company's Class A Stock will be exchanged for each one and one-half (1.5) shares of outstanding UC Common Stock held by persons other than ACMAT and its subsidiaries, adjusted to reflect any fee payable to Plaintiff's Counsel, and by structuring the transaction as a merger which, if consummated, will result in all shareholders of United Coasts, other than ACMAT and its subsidiaries, receiving shares of the Company's Class A Stock in exchange for their shares of UC Common Stock such that, upon the Effective Date, all of the Unaffiliated Holders will become shareholders of the Company holding shares of its Class A Stock traded on NASDAQ. The Settlement Agreement is subject to Court approval which the Company will seek promptly upon receiving the requisite consents to the Merger Agreement at the Special Meeting.

          SHARES RECEIVABLE BY THE UNAFFILIATED HOLDERS AFTER EXPENSES

     Pursuant to the Settlement Agreement, Plaintiff's Counsel will be entitled to apply to the Court for a fee of up to a maximum of 26,000 shares of Class A Stock to be deducted from shares otherwise distributable to the Unaffiliated Holders, (the "Fee and Expense Request"). Under the terms of the Merger 1,111,459 shares of Class A Stock will be issuable to the Unaffiliated Holders in exchange for 1,667,189 shares of the outstanding UC Common Stock held by the Unaffiliated Holders. If the Court grants the Fee and Expense Request in full, a balance of 1,085,459 shares will be distributable to the Unaffiliated Holders in exchange for such 1,667,189 shares of outstanding UC Common Stock resulting in the receipt by each Unaffiliated Holder of one (1) share of the Company's Class A Stock for each approximately 1.536 shares of UC Common Stock. For example, under the terms of the Merger and the Settlement Agreement, if the Court grants the Fee and Expense Request in full, an Unaffiliated Holder holding one-hundred
(100) shares of UC Common Stock as of the Effective Date would receive in exchange for such shareholder's shares of UC Common Stock 65 shares of Class A Stock together with cash in an amount equal to the value of .104 share of Class A Stock, the value of such share of Class A Stock to be the average closing price of the Class A Stock on NASDAQ for the last five days on which the Class A Stock was traded thereon prior to the Effective Date.

                               MARKET INFORMATION

     The Company's Class A Stock is traded on NASDAQ under the symbol ACMTA. UC Common Stock is traded in the over-the-counter market under the symbol UCOA.

                           MARKET VALUE OF SECURITIES

     The following table shows the high and low prices for the indicated periods for the Class A Stock as reported by NASDAQ. NASDAQ prices represent prices between broker/dealers and do not include retail markups, markdowns or any commission to the broker/dealer and may not reflect actual transactions. Over-the-counter market prices are the average of the high bid and low asked prices for the periods indicated as supplied by NASDAQ.


                                                                              OVER-THE-COUNTER
                                                             NASDAQ             UC COMMON
                                                         CLASS A STOCK            STOCK
                                                         --------------       --------------
                                                         HIGH       LOW       HIGH       LOW
                                                         ----       ---       ----       ---
    1994
    1st Quarter........................................    9 1/2     8  1/4     51/25     44/5
    2nd Quarter........................................   10         8  1/2     5         4 5/8
    3rd Quarter........................................    9 1/2     8  1/2     5         4 1/2
    4th Quarter........................................    9 5/8     8  1/2     5         4 1/2
    1995
    1st Quarter........................................   11 5/8     9 3/16     5 1/4     4 1/4
    2nd Quarter........................................   12 7/8    11  5/8     63/16     41 /16
    3rd Quarter........................................   12 3/4    11  3/4     6 1/2     5 3/4
    4th Quarter........................................   13 1/4    11  5/8     7 7/8     6 1/8
    1996
    1st Quarter........................................   13 1/2    12  3/4     8 1/8     8 1/8
    2nd Quarter (through May 29, 1996).................  12 3/4     12        7 7/8      7 13/16


     On December 21, 1995, the last full trading day before the public announcement of the Merger, the closing price of the Class A Stock on NASDAQ was $13.00 and the average of the high bid and low asked prices of the UC Common Stock in the over-the-counter market was $7.50.

     The closing historical market price per share of the UC Common Stock in the over-the-counter market and the equivalent per share amount, as of December 21, 1995, follows:

                                                                                EQUIVALENT
                                                                   HISTORICAL    PER SHARE
                                                                   ----------   -----------
        UC Common Stock..........................................    $ 7.50        $8.67

     The equivalent per share market value assumes the exchange rate of one (1) share of Class A Stock of the Company with a historical market value of $13.00 on December 21, 1995 for each one and one-half (1.5) shares of UC Common Stock.

                        FEDERAL INCOME TAX CONSEQUENCES

     The Company has received an opinion of its accountants substantially to the effect that, with respect to the Unaffiliated Holders, the Merger should qualify for federal income tax purposes as a reorganization within the meaning of section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, and that the Unaffiliated Holders should recognize no gain or loss on the exchange of their UC Common Stock solely for ACMAT stock pursuant to the Merger. Gain (if any) will be recognized by the Unaffiliated Holders on the receipt of cash in lieu of fractional shares. The opinion is based upon facts and representations provided by the Company, which include representations that relate to events that may occur after the Merger. The opinion is not binding upon any tax authority or any court and no assurance can be given that a position contrary to that expressed in the opinion will not be asserted by a tax authority and ultimately sustained by a court. The opinion relies upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the regulations thereunder, and judicial and administrative interpretations thereof in effect as of the Effective Date, which are subject to change or modification (that may be retroactive in effect) by subsequent legislative, regulatory, administrative, or judicial decisions.

                            BOOK VALUE OF SECURITIES

     As of March 31, 1996, the book value of the Class A Stock was $11.40 per share and the book value of UC Common Stock was $8.49 per share. The pro forma book value of the Class A Stock is $11.66 per share assuming the Merger had occurred as of March 31, 1996.

                                TERMS OF SHARES

     Both the Class A Stock and UC Common Stock are common stocks entitling the holders thereof to share ratably with all holders of the common shares of their respective issuers in common equity distributions upon liquidation or upon the payment of dividends or otherwise. Holders of the Class A Stock are entitled to one-tenth of one vote per share in relation to the Common Stock of ACMAT (the "Company Common Stock"), holders of which are entitled to one (1) vote per share. Holders of the UC Common Stock are entitled to one vote per share. The Class A Stock, of which 2,232,585 shares are outstanding as of April 30, 1996 and 3,344,044 shares of which would be outstanding following the conclusion of the Merger, and the Company Common Stock vote together as a single class on matters brought before the Company's shareholders, except as otherwise required by law, and are identical except for such difference in voting rights. See "Description of Class A Stock".

                                 FINANCIAL DATA

     Financial data concerning the Company and United Coasts are located in this Prospectus under "Company Selected Financial Data" and "United Coasts Selected Financial Data" in addition to the consolidated financial statements of the Company and United Coasts appearing elsewhere herein.

                     SUMMARY PRO FORMA FINANCIAL STATEMENTS

     The following table presents summary unaudited pro forma financial data derived from the unaudited pro forma financial statements and notes thereto (the "Pro Forma Financial Statements") included in this Prospectus and is based upon the consolidated financial statements of the Company. The pro forma statement of earnings data adjustments give effect to such adjustments as if the pro forma transaction occurred as of the beginning of the periods presented and the pro forma balance sheet data adjustments give effect to such adjustments as if the pro forma transaction occurred as of March 31, 1996.

                                                  THREE MONTHS                        YEAR ENDED
                                              ENDED MARCH 31, 1996                 DECEMBER 31, 1995
                                          -----------------------------       ---------------------------
                                           HISTORICAL       PRO FORMA         HISTORICAL       PRO FORMA
                                          ------------     ------------       -----------     -----------
    STATEMENT OF EARNINGS DATA:
    Revenues............................  $  8,458,973     $  8,458,973       $41,857,398     $41,857,398
    Net earnings........................  $  1,140,114     $  1,454,627(a)    $ 5,350,280     $ 6,724,998(a)
    Net earnings per share and share
      equivalent........................  $        .34     $        .32(b)    $      1.46     $      1.41(b)
    Net earnings per share -- assuming
      full dilution.....................  $        .28     $        .28(b)    $      1.18     $      1.19(b)
    Weighted shares outstanding.........     3,400,691        4,512,150         3,661,577       4,773,036

                                                 MARCH 31, 1996
                                          -----------------------------
                                           HISTORICAL       PRO FORMA
                                          ------------     ------------
    BALANCE SHEET DATA:
    Total assets........................  $184,201,912     $183,916,353(c)
    Total long-term debt................  $ 39,140,204     $ 39,140,204
    Minority interests..................  $ 14,118,797          --     (d)
    Stockholders' equity................  $ 32,685,367     $ 46,368,605(b)

- ---------------
(a) Reflects the merger of United Coasts into the Company as of the beginning of the period.

(b) Reflects the issuance of 1,111,459 shares of Class A Stock at $12.375 per share which represents the market value at April 30, 1996.

(c) Reflects the adjustment to goodwill as a result of the difference between the fair market value of ACMAT Class A Stock issued and the fair market value of the UC Common Stock acquired.

(d) Reflects the merger of United Coasts into the Company as of March 31, 1996.

                  COMPARATIVE PER SHARE FINANCIAL INFORMATION

     The following table sets forth certain historical and unaudited pro forma per share financial information for the Company and United Coasts for the periods indicated in the table. No cash dividends were paid by either the Company or United Coasts during the periods presented.

     The following information should be read in conjunction with the separate historical financial statements and the related notes thereto of the Company and United Coasts. Results for the three-month period ended March 31, 1996 are not necessarily indicative of results expected for the entire year.

                                                                         MARCH 31, 1996
                                                                         --------------
        Book Value per Share:
          ACMAT historical.............................................      $11.40
          United Coasts historical.....................................      $ 8.49
          ACMAT Pro forma(1)...........................................      $11.66
          United Coasts pro forma equivalent(2)........................      $ 7.77

                                                                               THREE MONTHS
                                                           YEAR ENDED          ENDED MARCH
                                                        DECEMBER 31, 1995        31, 1996
                                                        -----------------     --------------
        Net Earnings per Share and Share Equivalent:
          ACMAT historical............................        $1.46               $  .34
          United Coasts historical....................        $ .81               $  .19
          ACMAT Pro forma(1)..........................        $1.41               $  .32
          United Coasts pro forma equivalent(2).......        $ .94               $  .21
        Net Earnings per Share -- Assuming Full
          Dilution:
          ACMAT historical............................        $1.18               $  .28
          United Coasts historical....................        $ .81               $  .19
          ACMAT Pro forma(1)..........................        $1.19               $  .28
          United Coasts pro forma equivalent(2).......        $ .79               $  .19

- ---------------
(1) The unaudited pro forma per share information assumes an exchange rate of one (1) share of Class A Stock of the Company for each one and one-half (1.5) shares of UC Common Stock.

(2) The unaudited pro forma equivalent share information is calculated by applying the exchange rate to the pro forma net earnings per share and pro forma book value per share of the Company such that the equivalent per share amounts are equated to the values for each share of UC Common Stock.

                             CERTAIN CONSIDERATIONS

     There are certain risks and other considerations associated with the Merger. The holders of UC Common Stock are urged to read this Prospectus carefully and to consider the following factors in addition to other information appearing in this Prospectus. However, a number of the following considerations apply to United Coasts as well as to the Company and its subsidiaries as a whole.

OWNERSHIP OF COMPANY SHARES INVOLVES INVESTMENT RISK

     Shareholders of United Coasts who receive Class A Stock pursuant to the Merger will thereby acquire shareholder interests in the Company as a whole in lieu of their current interests in United Coasts alone. There can be no assurance that ownership of Class A Stock received pursuant to the Merger will prove more beneficial to holders of UC Common Stock. The Company is more diversified through its construction contracting and insurance bonding operations than United Coasts and also has greater and more varied operating risks.

CYCLICALITY

     The property and casualty insurance industry is a cyclical industry that is affected by many factors which cause fluctuations in results of operations. The cyclical trends in the industry and the industry's profitability can also be affected significantly by volatile and unpredictable losses; fluctuations in interest rates and other changes in the investment environment which affect market prices of insurance companies' investments and the income from those investments; inflationary pressures that affect the size of losses; trends in litigation which may result in large awards to claimants; and judicial decisions regarding the interpretation of policy terms that affect insurers' liabilities. These cycles and fluctuations can be more pronounced for insurers, such as the Company, that underwrite business on an excess and surplus lines basis.

PRICING AND PROFITABILITY

     One of the distinguishing features of the property and casualty industry is that its products generally are priced before its costs are known, because premium rates usually are determined before losses are reported. Premium rate levels are related to the availability of insurance coverage, which varies according to the level of surplus in the industry. Increases in surplus have generally been accompanied by increased price competition among property and casualty insurers. Changes in case law relating to the interpretation of insurance contracts can retroactively and dramatically affect the liabilities associated with known risks after the insurance contract is in place.

     The number of competitors and the similarity of products offered, as well as regulatory constraints, limit the ability of property and casualty insurers to increase prices in response to declines in profitability. The reported profits and losses of a property and casualty insurance company are also determined, in part, by the establishment and adjustment of reserves reflecting estimates made by management as to the amount of losses and loss adjustment expenses that will ultimately be incurred in the settlement of claims. The ultimate liability of the insurer for all losses and loss adjustment expenses reserved at any given time will likely be greater or less than these estimates, and material differences in the estimates may have a material adverse effect on the insurer in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of the Company."

ADEQUACY OF LOSS RESERVES

     The reserves for losses and loss adjustment expenses established by the Company are estimates of amounts needed to pay reported and unreported claims and related losses and loss adjustment expenses based on facts and circumstances then known. Reserves are based on estimates of trends in claims severity, judicial theories of liability and other factors.

     The establishment of appropriate reserves is an inherently uncertain process, and there can be no assurance that ultimate liability, particularly with respect to latent exposures to liabilities which take substantial time to manifest themselves, will not materially exceed the Company's losses and loss adjustment expense reserves and have a material adverse effect on the Company's results of operations and financial condition. Due to the inherent uncertainty of estimating reserves, particularly with respect to such latent exposures it has been necessary, and may over time continue to be necessary, to revise estimated future liabilities as reflected in the Company's reserves for losses and loss adjustment expenses. Generally, the Company's exposure is limited to the limits set forth in the policies and bonds it writes; however, as with other insurance companies, the Company may also be exposed to claims of bad faith resulting in punitive damage awards in excess of bond and policy limits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CREDIT RISK ASSOCIATED WITH COLLATERAL HELD FOR SURETY BONDS

     The Company generally requires cash or irrevocable letters of credit to collateralize a portion or all of most bonds issued. In addition, the Company will only accept irrevocable letters of credit from financial institutions which have a rating of C "sound credit risk" or higher as determined by Thomson BankWatch, Inc. However, no assurance can be made that such financial institutions will maintain their financial strength and, thus, that funds guaranteed under letters of credit will be available, if needed, to offset any potential future claims.

RELIANCE UPON REINSURANCE

     In order to reduce risk and to increase its underwriting capacity, the Company obtains reinsurance from reinsurers. The Company is subject to credit risk with respect to its reinsurers because reinsurance does not relieve the Company of liability to its insureds for the risks ceded to reinsurers. Although the Company places its reinsurance with reinsurers it believes to be financially stable, a reinsurer's subsequent insolvency or inability to make payments under the terms of a reinsurance treaty could have a material adverse effect on the Company.

     The amount and cost of reinsurance available to companies specializing in property and casualty insurance are subject, in large part, to prevailing market conditions beyond the control of the Company. The Company's ability to provide insurance at competitive premium rates and coverage limits on a continuing basis depends to a significant extent upon its ability to obtain adequate reinsurance in amounts and at rates that will not adversely affect its competitive position.

     No assurances can be given as to the Company's ability to maintain its current reinsurance facilities, which generally are subject to eighteen month renewals. If the Company were unable to maintain or replace such facilities upon their expiration and were unwilling to bear the associated increase in net exposures, the Company would need to reduce the levels of its underwriting commitments.

HIGHLY COMPETITIVE MARKETS

     All of the markets in which the Company competes are highly competitive. In the property and casualty insurance and surety bonding industries, the Company competes with large national and smaller regional insurers, as well as monoline specialty insurers. Many of these competitors are larger and have greater resources than the Company. Certain competitors of the Company have from time to time decreased their prices in an apparent attempt to gain market share. In addition to pricing, competition may take several forms, including breadth and flexibility of coverage, the insurer's rating and the quality and level of services provided. This competitive environment could result in lower premiums, less favorable underwriting terms and conditions, loss of underwriting opportunities and reduced profitability.

     Increased public and regulatory concerns regarding the financial stability of participants in the insurance industry have resulted in greater emphasis being placed by policyholders upon insurance company ratings and have created some measure of competitive advantage for insurance carriers with higher ratings. Both Coastal Insurance and ACSTAR Insurance Company, a subsidiary of ACMAT ("ACSTAR Insurance"), are currently rated A (excellent) by A.M. Best. These ratings are based upon factors of concern to policyholders, including financial condition and solvency, and are not directed to the protection of investors. Although the

Company does not anticipate such action, any downgrade in the ratings of the Company's subsidiaries could adversely affect the Company's business.

     Competition in the interior construction business serviced by ACMAT generally is intense. Historically, a majority of the Company's construction business was performed on projects in which the Company had been in competition with other contractors. The Company currently focuses its efforts on privately negotiated contracts obtained through advertising and its reputation. Quality of service and pricing are the Company's principal methods of competition.

     The economic climate of the Northeast has increased the competitive pressure on all aspects of the Company's contracting operations. The Company has responded with marketing efforts seeking to obtain business when the Company's reputation and experience allow it to privately negotiate contracts at prices which are sufficiently profitable.

REGULATION

     Insurance Regulation. Coastal Insurance and ACSTAR Insurance are subject to state laws and regulations which cover many aspects of their business, including licensure, the payment of dividends, the settlement of claims, capital levels and the transfer of control of Coastal Insurance and ACSTAR Insurance. Certain changes in such laws and regulations could have a material adverse effect on the operations of insurance companies. Specific regulatory developments which could have a material adverse effect on the operations of the insurance industry include, but are not limited to, the potential repeal of the McCarran-Ferguson Act (which exempts insurance companies from a variety of federal regulatory requirements), possible rate rollback legislation and legislation to control premiums, policy terminations and other policy terms. In addition, the administration of such regulations is vested in state agencies which have broad powers and are concerned primarily with the protection of policyholders. The Company is also subject to compliance with rules and guidelines of the National Association of Insurance Commissioners (the "NAIC"), which has recently adopted a new risk-based capital requirement for property and casualty insurance companies.

     Environmental Regulation. The Company insures many environmental contractors and professionals in the environmental field with respect to environmental risks. Environmental risks are highly regulated by both federal and state governments. Environmental regulation is rapidly evolving and changes in the regulatory patterns at federal and state levels may have a significant effect upon potential claims against the Company in the future and also may affect the demand for this type of insurance and the availability or cost of reinsurance.

RESTRICTIONS ON SUBSIDIARIES DIVIDENDS

     Payment of dividends by Coastal Insurance and ACSTAR Insurance is subject to regulatory restrictions and will depend on the surplus and future earnings of the subsidiaries. Under applicable insurance regulations, which are subject to change, ACMAT's insurance subsidiaries are limited, based on specific formulas, to paying approximately $6,600,000 in dividends in 1996, without prior approval of any insurance department. From time to time, the NAIC and various state insurance regulators consider modifying the methods of determining the amount of dividends that may be paid by an insurance company without regulatory approval.

SHAREHOLDER DIVIDEND RESTRICTIONS

     The Company anticipates that it will not pay dividends for the foreseeable future. Any future decision whether to pay dividends will be made by the Board of Directors of the Company in light of conditions then existing, including the Company's results of operations, financial condition and requirements, loan covenants, business conditions and other factors. Pursuant to various loan agreements, the Company is restricted from paying dividends on its Class A Stock and the Company is prohibited under certain debt agreements from paying any dividends prior to July 1, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

CONSTRUCTION CONTRACTING RISKS

     The construction industry is subject to many risks. Contract prices are in part determined on the basis of cost estimates which can be either inaccurate or rendered inaccurate by reason of unexpected increases in either labor or material costs which are not recoverable. Additionally, the Company's profitability can be materially affected by material shortages, weather factors and the financial insolvency of its customers or subcontractors. Disputes arising out of differing interpretations of terms of contracts under which the Company is performing can also adversely affect the Company's business and profitability.

ASBESTOS EXPOSURES

     Both the Company's insurance and construction contracting operations have involved risks associated with asbestos. The Company has in the past insured and continues to insure risks associated with asbestos abatement or containment operations on both a claims made and occurrence basis. Since harm from exposure to asbestos fibers may not be detectable in humans for as long as thirty years, losses under insurance contracts written on an occurrence basis may not be known for some time.

     The Company's construction contracting operations involve the removal of asbestos. As asbestos containing materials deteriorate or become disturbed by incidental or intentional contact, asbestos fibers may enter the air and can circulate into the breathing zone of building occupants. Exposure to asbestos is thought by some to be a cause of cancer. In the mid 1970's, the Company became engaged in the removal of asbestos in addition to its other contracting operations. Since that time, it has been engaged in hundreds of contracts involving the removal of asbestos. Claims by non-employees related to asbestos have been made against the Company from time to time and are pending and there can be no assurance that claims will not be made in the future.

     While the Company currently has claims pending against it by employees, the Company believes that it is fully covered by workers' compensation insurance with respect to any claims by current and former employees relating to asbestos operations. The Company currently obtains its workers' compensation insurance in those states in which it performs work either from state insurance funds or one of several insurance companies designated in accordance with the Assigned Risk Pool. The amount of workers' compensation insurance maintained varies from state to state but is generally greater than the maximum recovery limits established by law and is not subject to any aggregate policy limits. In the past, the Company has received a number of asbestos-related claims from employees, all of which have been fully covered by its workers' compensation insurance. The Company believes, although no assurances can be given, that workers' compensation insurance sufficient to cover all future claims will remain available in accordance with applicable state laws.

SELF INSURANCE

     The Company obtains general liability insurance and surety bonds with respect to its construction contracting from its insurance subsidiaries. Accordingly, the Company is effectively self-insured because any loss it may sustain which is covered by liability insurance or a surety bond will be paid by its insurance subsidiaries. The Company believes that claims of non-employees and property damage claims for occurrences prior to April 1, 1985 would be covered under prior general business liability insurance carried with third-party insurers.

DEBT COVERAGE

     The Company's consolidated long-term indebtedness at March 31, 1996 was $39,140,204. (See the consolidated financial statements included herein and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the Company's long-term indebtedness.) The Company relies primarily on the earnings of its insurance subsidiaries for funds necessary for servicing its indebtedness. The ability of the Company's insurance subsidiaries to pay dividends is constrained under applicable law.

     From time to time, ACMAT has borrowed funds from United Coasts for the purpose of servicing its outside indebtedness. At March 31, 1996, such borrowings totalled $21,200,000 and were evidenced by promissory notes payable on demand and bearing interest at the London Interbank Offer Rate ("LIBOR") plus 2%. This indebtedness will be eliminated upon the effectiveness of the Merger. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

     The Company's businesses are managed by a small number of key executive officers, including Henry W. Nozko, Sr. and Henry W. Nozko, Jr., the loss of whom could have a material adverse effect on the Company. The Company believes that its future success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. See "Management."

SHARES ELIGIBLE FOR FUTURE SALE

     No prediction can be made as to the effect, if any, that future sales of Class A Stock, or the availability of Class A Stock for future sale, will have on the market price of the Class A Stock prevailing from time to time. Sales of substantial amounts of Class A Stock (including Class A Stock issued upon the exercise of stock options or warrants), or the perception that such sales may occur, could adversely affect prevailing market prices for the Class A Stock. Furthermore, up to 2,790,000 shares of Class A Stock may be issued in the future under certain outstanding warrants, options and debt conversion rights, subject to adjustments provided for in the respective instruments. These shares include 1,500,000 shares issuable to the Sheet Metal Workers' National Pension Fund (the "Pension Fund") upon conversion of Company indebtedness to the Pension Fund which is convertible at the rate of $11.00 per share and 900,000 shares issuable to AIG Insurance Company ("AIG") upon conversion of Company indebtedness to AIG which is convertible at the rate of $10.00 per share.

TERMS OF SHARES

     The Class A Stock and UC Common Stock are common stocks entitling holders thereof to share ratably with all other common shareholders of their respective issuer upon liquidation and in dividends or other distributions when and if declared. The Class A Stock entitles the holders thereof to one-tenth of one vote per share. See "Description of Class A Stock". Consequently, shareholders of United Coasts will receive Class A Stock with lesser comparative voting rights than the shares of UC Common Stock tendered. The Company believes that the comparative difference in voting privileges between the Class A Stock and the UC Common Stock is of limited significance to the Unaffiliated Holders in view of the fact that such shareholders currently own, in the aggregate, only approximately 16% of the outstanding shares of UC Common Stock. The Company and its subsidiaries own the balance of approximately 84%. Therefore, the Company now controls the election of directors of United Coasts and the vote on other matters coming before its shareholders.

VOTING CONTROL OF THE COMPANY AND OF THE CLASS A STOCK

     The Company is controlled by Henry W. Nozko, Sr. and Henry W. Nozko, Jr., (the "Nozkos"), who together own shares of the Common Stock and Class A Stock representing approximately 66% of the total combined voting power of the Company's capital stock. Therefore, the Nozkos control the election of directors of the Company and the vote on other routine matters coming before the stockholders of the Company. Under Connecticut law, the Class A Stock is entitled to vote as a separate class on certain matters including certain amendments to the Company's Certificate of Incorporation and merger proposals.

DETERMINATION OF EXCHANGE RATIO


     The Exchange Ratio has been determined through negotiations between the Company and Plaintiff's Counsel. The Company has not engaged the services of any independent expert or appraiser in connection with the Exchange Ratio. Factors considered in the course of such negotiations included historical and current market value and book value of the Class A Stock and UC Common Stock.

APPRAISAL RIGHTS

     The Merger entitles any holder of UC Common Stock to exercise dissenters or appraisal rights under applicable Delaware law. See "The Merger -- Appraisal Rights."

                                  THE COMPANY

     The Company is a Connecticut corporation organized in 1951. The Company operates in two business segments: construction contracting, in which the Company has 46 years of experience as an interior contractor specializing in renovations and new interiors for commercial, industrial and institutional buildings primarily in the northeastern United States; and insurance, where the Company's Insurance Group includes Coastal Insurance, ACSTAR Insurance and AMINS, Inc. providing specialty general, environmental and professional liability insurance primarily to specialty trade and environmental contractors, property owners, storage and treatment facilities and allied professionals as well as surety bonds for specialty trade, environmental remediation and asbestos abatement contractors and insurance brokerage for all types of insurance programs, principally commercial casualty and property lines. The Company maintains its principal executive offices at 233 Main Street, New Britain, Connecticut 06050-2350, telephone (860) 229-9000.

                                 UNITED COASTS

     United Coasts is a Delaware corporation organized in 1985 which serves as a holding company for Coastal Insurance, an Arizona insurance company, which provides specialty general, environmental, asbestos, and professional liability insurance primarily to specialty trade, environmental remediation and asbestos abatement contractors, property owners, storage and treatment facilities and allied professionals and also offers product liability insurance. The principal executive offices of United Coasts are located at 233 Main Street, New Britain, Connecticut 06050-2350, telephone (860) 223-5000.

                       PURPOSE AND EFFECTS OF THE MERGER

     The Company has agreed to propose the Merger under the terms of the Settlement Agreement. In addition, the Company believes that the Merger will promote a more flexible operating structure for the Company and its subsidiaries and create an improved market offering greater liquidity for shareholders of both the Company and of United Coasts.

     The Company believes that the Merger will result in a more flexible corporate structure in which the Company and its subsidiaries may be viewed and managed as a single diversified enterprise as opposed to distinct and separately managed businesses. The Company believes that the interests of the Company and United Coasts are similar, however, the Company also believes that it would be prudent to achieve an organizational structure in which Management need only be concerned with the best interests of the Company and its subsidiaries as a whole.

     The Company further believes that the Merger will tend to promote greater liquidity in the Class A Stock. If consummated, the Merger will increase the number of outstanding shares of Class A Stock and the number of beneficial owners of the Class A Stock.

     The Boards of Directors of the Company and United Coasts, respectively, have approved the Merger Agreement by unanimous vote and believe that the terms of the Merger are fair and in the best interests of the Company and its subsidiaries, taken as a whole. The Board of Directors of United Coasts recommends the shareholders of United Coasts approve the Merger Agreement at the Special Meeting.

     In considering the Merger, shareholders of United Coasts should note that the potential for conflicts of interest may exist by reason of the close similarity in the managements of the Company and United Coasts. See "Management of the Company" and "Management of United Coasts". In particular, Henry W. Nozko, Sr. and Henry W. Nozko, Jr. are co-chief executive officers of United Coasts as well as being the, Chairman, President and Chief Executive Officer and the Executive Vice President, respectively, of the Company. Furthermore, the three directors of United Coasts, Henry W. Nozko, Sr., Henry W. Nozko, Jr. and John C. Creasy, are also directors of the Company.

     The terms of the Merger have been determined through negotiations over a period of approximately two and one-half years between the Company and Plaintiff's Counsel, as reflected in the Settlement Agreement. Such negotiations took into account the relative current market values, historical market values and book values of the Company's Class A Stock and UC Common Stock in addition to other factors. See "Summary -- Market Value of Securities"; "Summary -- Book Value of Securities"; "Company Selected Financial Data"; "United Coasts Selected Financial Data"; and "Litigation Settlement".


                             LITIGATION SETTLEMENT

     On June 10, 1993, Donald E. Hamilton, acting individually and on behalf of the Unaffiliated Holders, commenced an action in the Court of Chancery of the State of Delaware in and for New Castle County against the Company and the directors of United Coasts, Henry W. Nozko, Sr., Henry W. Nozko, Jr. and John C. Creasy, seeking to enjoin the Exchange Offer proposed by the Company on May 13, 1993. The complaint in this action alleged that the consideration offered by the Company of one (1) share of Class A Stock for each 1.75 shares of United Coasts was unfair and that the offer was coercive because shareholders of United Coasts who did not elect to accept the Exchange Offer could be left with no market for their shares. The Company withdrew the Exchange Offer on June 15, 1993, but the plaintiff continued to seek, among other things, (a) a determination that the action is a proper class action, (b) a mandatory injunction requiring the registration of United Coasts common stock under the Securities Exchange Act of 1934, (c) unspecified damages and (d) attorneys' fees and costs.

     On December 20, 1995, ACMAT entered into a Memorandum of Understanding with Plaintiff's Counsel followed by the Settlement Agreement pursuant to which the Merger is being proposed. Under the terms of the Merger, the Unaffiliated Holders will receive shares of ACMAT Class A Stock for shares of UC Common Stock, adjusted to reflect any counsel fees payable to the Plaintiff's Counsel. The Merger is subject to several conditions, including Court approval of the Settlement Agreement. Under the Settlement Agreement, the concerns raised by the plaintiff's complaint are resolved by modifying the Exchange Ratio so as to be more favorable to the Unaffiliated Holders and by structuring the transaction as a merger which, if consummated, will result in all of the Unaffiliated Holders receiving shares of the Company's Class A Stock in exchange for their shares of UC Common Stock such that, upon the Effective Date, the Unaffiliated Holders will become shareholders of the Company holding shares of its Class A Stock tradable on NASDAQ. The Settlement Agreement is subject to Court approval which the Company will seek promptly upon receiving the requisite consents to the Merger Agreement at the Special Meeting.


     In the event that the Settlement Agreement is not approved by the Court, the Settlement Agreement shall become null and void in accordance with its terms and the litigation described herein will continue. The Company would take into account and be guided by any reasons given by the Court for its disapproval. However, the Company has no alternative plans in such event to resolicit the vote of the Unaffiliated Holders with respect to any other proposal.

                     COMPANY PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements (the "Pro Forma Financial Statements") are based upon the consolidated financial statements of the Company adjusted to give effect to the Merger assuming the United Coasts shareholders, other than the Company, receive shares of Class A Stock at the rate of one (1) share of Class A Stock of the Company for each one and one-half (1.5) shares of UC Common Stock, inclusive of any shares payable to Plaintiff 's Counsel.

     The pro forma adjustments are described in the accompanying notes to the pro forma consolidated balance sheet and the pro forma consolidated statement of earnings. The pro forma consolidated statement of earnings gives effect to such adjustments as if the transaction occurred at the beginning of the periods presented and the pro forma consolidated balance sheet gives effect to such adjustments as if such transaction occurred on March 31, 1996. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The Pro Forma Financial Statements do not purport to represent what the Company's results of operations or financial position would actually have been had the transactions in fact occurred on the dates presented or to project the Company's results of operations or financial position for any future period or at any future date. The Pro Forma Financial Statements should be read in conjunction with the consolidated financial statements of the Company included elsewhere in the Prospectus and "Company Management's Discussion and Analysis of Results of Operations and Financial Conditions".

                       ACMAT CORPORATION AND SUBSIDIARIES

                  PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

                              THREE MONTHS ENDED MARCH 31, 1996             YEAR ENDED DECEMBER 31, 1995
                            -------------------------------------      ---------------------------------------
                            HISTORICAL   ADJUSTMENTS   PRO FORMA       HISTORICAL    ADJUSTMENTS    PRO FORMA
                            ----------   -----------   ----------      -----------   -----------   -----------
Revenues..................  $8,458,973    $       0    $8,458,973      $41,857,398   $        0    $41,857,398
Costs and expenses:
  Cost of sales...........   3,974,341            0     3,974,341       21,829,137            0     21,829,137
  Selling, general and
    administrative........   1,319,921       (4,759)    1,315,162(a)     6,097,322      (19,037 )    6,078,285(a)
                            ----------   ----------    ----------      ------------  ----------    -------------
                             5,294,262       (4,759)    5,289,503       27,926,459      (19,037 )   27,907,422
Operating earnings........   3,164,711        4,759     3,169,470       13,930,939       19,037     13,949,976
Interest expense..........   1,232,383            0     1,232,383        4,810,578            0      4,810,578
                            ----------   ----------    ----------      ------------  ----------    -------------
Earnings before income
  taxes and minority
  interests...............   1,932,328        4,759     1,937,087        9,120,361       19,037      9,139,398
Income taxes..............     482,460            0       482,460        2,414,400            0      2,414,400
                            ----------   ----------    ----------      ------------  ----------    -------------
Earnings before minority
  interests...............   1,449,868        4,759     1,454,627        6,705,961       19,037      6,724,998
Minority interests........    (309,754)     309,754           (--)(b)   (1,355,681)   1,355,681            (--)(b)
                            ----------   ----------    ----------      ------------  ----------    -------------
Net earnings..............  $1,140,114    $ 314,513    $1,454,627      $ 5,350,280   $1,374,718    $ 6,724,998
                            ==========   ==========    ==========      ============  ==========    =============
Net Earnings Per Share and
  Share Equivalent........  $      .34                 $      .32(c)   $      1.46                 $      1.41(c)
Net Earnings Per Share --
  Assuming Full
  Dilution................  $      .28                 $      .28(c)   $      1.18                 $      1.19(c)
Weighted average shares
  outstanding.............   3,400,691                  4,512,150        3,661,577                   4,773,036(c)

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(a) Reflects the amortization of goodwill over fifteen years.

(b) Reflects the merger of United Coasts into the Company as of the beginning of the period.

(c) Reflects the issuance of 1,111,459 shares of ACMAT Class A Stock for the remaining shares of UC Common Stock at the beginning of the period.

                       ACMAT CORPORATION AND SUBSIDIARIES

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1996

                                                    HISTORICAL      ADJUSTMENTS        PROFORMA
                                                   ------------     ------------     ------------
ASSETS
Investments......................................  $136,863,931     $          0     $136,863,931
Cash and cash equivalents........................     3,417,271                0        3,417,271
Receivables, net.................................    10,379,749                0       10,379,749
Property and equipment, net......................    13,883,156                0       13,883,156
Other assets.....................................    15,690,704                0       15,690,704
Intangibles, net.................................     3,967,101         (285,559)       3,681,542(a)
                                                   ------------          -------     --------------
                                                   $184,201,912     $   (285,559)    $183,916,353
                                                   ============          =======     ==============
LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable to bank............................  $ 16,200,000     $          0     $ 16,200,000
Reserves for losses and loss adjustment
  expenses.......................................    45,928,421                0       45,928,421
Unearned premiums................................    14,873,786                0       14,873,786
Collateral held..................................    17,054,794                0       17,054,794
Other liabilities................................     4,200,543          150,000        4,350,543(b)
Long-term debt...................................    39,140,204                0       39,140,204
                                                   ------------          -------     --------------
          Total liabilities......................   137,397,748          150,000      137,547,748
Minority interests...............................    14,118,797      (14,118,797)               0(c)
Stockholders' Equity:
  Common Stock...................................       634,340                0          634,340
  Class A Stock..................................     2,232,585        1,111,459        3,344,044(d)
  Additional paid-in capital.....................            --       12,492,846       12,492,846(d)
  Retained earnings..............................    29,188,725                0       29,188,725
  Net unrealized gain on securities..............       629,717           78,933          708,650
                                                   ------------          -------     --------------
          Total stockholders' equity.............    32,685,367       13,683,238       46,368,605
                                                   ------------          -------     --------------
                                                   $184,201,912     $   (285,559)    $183,916,353
                                                   ============          =======     ==============

NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET

(a) Reflects the adjustment to goodwill as a result of the difference between the fair market value of the ACMAT Class A Stock issued and the fair market value of the UC Common Stock acquired.

(b) Reflects estimated costs associated with the Merger.

(c) Reflects the merger of United Coasts into the Company.

(d) Reflects the issuance of 1,111,459 shares of Class A Stock at $12.375 per share, net of costs associated with the Merger, which represents the market value at April 30, 1996.

                        COMPANY SELECTED FINANCIAL DATA

     The selected data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1995 are derived from the consolidated financial statements of the Company, which financial statements have been audited and reported upon by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 and the independent auditors' report thereon are included elsewhere in this Prospectus. The selected consolidated financial data presented below for, and as of the end of, each of the three-month periods ended March 31, 1996 and 1995 are derived from the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus. The results of operations of the Company for the three months ended March 31, 1996 are not necessarily indicative of the results of operations that may be expected for the full year. In the opinion of management, the unaudited information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. The information set forth below should be read in conjunction with the consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

FINANCIAL CONDITION DATA

                                        UNAUDITED
                                        MARCH 31,                                 AS OF DECEMBER 31,
                                      --------------   ------------------------------------------------------------------------
                                           1996            1995           1994           1993           1992           1991
                                      --------------   ------------   ------------   ------------   ------------   ------------
Total Assets........................   $ 184,201,912   $180,402,238   $168,494,814   $174,609,667   $159,674,290   $142,426,091
Long-Term Debt......................      39,140,204     40,127,590     43,405,266     49,832,463     51,396,504     34,954,654
Stockholders' Equity................      32,685,367     37,587,259     38,004,935     36,686,002     34,029,931     32,208,221
Book Value Per Share................           11.40          11.36           9.58           8.98           8.02           7.36

OPERATING DATA

                                        UNAUDITED
                                       THREE MONTHS
                                     ENDED MARCH 31,                             YEARS ENDED DECEMBER 31,
                                 ------------------------   -------------------------------------------------------------------
                                    1996          1995         1995          1994          1993          1992          1991
                                 -----------   ----------   -----------   -----------   -----------   -----------   -----------
Revenues.......................  $ 8,458,973   $9,965,835   $41,857,398   $40,755,676   $40,193,622   $39,697,632   $35,017,632
Net Earnings*..................    1,140,114    1,203,425     5,350,280     4,839,861     3,909,117     2,826,870     2,650,259
Net Earnings Per Share*........          .34          .30          1.46          1.17           .91           .65           .60
Net Earnings Per Share --
  Assuming Full Dilution.......          .28           --          1.18            --            --            --            --
Average Shares outstanding.....    3,400,691    3,965,165     3,661,577     4,134,110     4,289,206     4,348,241     4,429,392

- ---------------
* Including cumulative effect of change in accounting principle of $1,127,943 (26 cents per share) in 1992.

Note: No cash dividends were paid during any of the periods above.

                COMPANY MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1996 AND 1995

  Overview

     Net earnings were $1,140,114 for the three months ended March 31, 1996 compared to $1,203,425 for the same period a year ago. The decrease in net earnings for the quarter ended March 31, 1996 reflects a decrease in earned premiums and contract revenues partially offset by an increase in interest income.

  Earned Premiums

     Earned premiums for the three months ended March 31, 1996 decreased to $4,644,032 compared to $5,702,614 for the same period in 1995. The decrease in earned premiums is a result of some insurance policies issued with policy durations in excess of twelve months. Net written premiums were $5,165,081 for the three months ended March 31, 1996 compared to $5,102,114 for the three months ended March 31, 1995. Variances in net written premiums have historically occurred due to the fluctuations in size, number and timing of bonds and policies bound by the Company.

  Contract Revenues


     Contract revenues were $1,986,682 for the three-month period ended March 31, 1996 compared to $2,720,521 for the same period in 1995. During the past several years, the Company has focused on fewer more profitable projects. Construction revenue is difficult to predict and depends greatly on the successful securement of contracts bid. However, since the backlog at March 31, 1996 was lower than the backlog a year ago, the Company expects contract revenues to be lower in 1996.


  Investment Income, Net

     Net investment income increased to $1,649,027 for the three-month period ended March 31, 1996 compared to $1,376,886 for the same period in 1995, representing effective yields of 4.75% and 4.27%, respectively. The increase in investment income in 1996 over 1995 was due substantially to higher yields on the portfolio as the result of higher interest rates obtained on reinvested assets as well as an increase in the total invested assets. Invested assets, including cash, were $140,281,205 and $137,528,676 at March 31, 1996 and
December 31, 1995, respectively. The increase in invested assets is attributable to the net cash flow generated by written premiums and the reinvestment of investment income offset by the repayment of debt and the repurchase of stock.

  Net Realized Capital Losses

     Realized capital losses from the sale of investments in the three-month period ended March 31, 1996 were $7,788 compared to realized capital losses of $120 for the same period in 1995.

  Costs of Contract Revenues

     Costs of contract revenues decreased to $1,906,875 for the three-month period ended March 31, 1996 compared to $2,529,468 for the same period in 1995. The decrease in costs of contract revenues reflects the decrease in contract revenues. Costs of contract revenues vary from period to period as a function of contract revenues. (See Contract Revenues). The Company's construction backlog was approximately $3,400,000 at March 31, 1996 compared to $7,700,000 a year ago.

  Losses and Loss Adjustment Expenses

     Losses and loss adjustment expenses were $1,393,210 for the three-month period ended March 31, 1996 compared to $1,710,784 for the same period in 1995. The decrease in losses and loss adjustment expenses are attributable to the decrease in earned premiums from 1996 to 1995 without any fluctuations in the loss ratios. Losses and loss adjustment expense reserves represent management's estimate of the ultimate costs of unpaid losses incurred for these periods relative to premiums earned.

  Amortization of policy acquisition costs

     Amortization of policy acquisition costs was $674,256 for the three-month period ended March 31, 1996 as compared to $1,088,831 for the same period in 1995. The decrease in amortization of policy acquisition costs is primarily attributable to the decrease in premiums earned. Policy acquisition costs, primarily commissions, are deferred and amortized over the policy or bond term.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses were $1,319,921 for the three-month period ended March 31, 1996 compared to $1,366,390 for the same period in 1995. The decrease in the selling, general and administrative expenses during 1996 is due primarily to a decrease in salary expense.

  Interest Expense

     Interest expense increased to $1,232,383 for the three-month period ended March 31, 1996 compared to $1,210,835 for the same period in 1995. The increase in interest expense in 1996 is due primarily to the increase in short-term borrowings offset in part by the repayment of long-term debt.

  Income Taxes


     Income tax expense was $482,460 for the three-month period ended March 31, 1996 compared to $521,985 for the same period in 1995, representing effective Federal tax rates of 23.2% and 23.4%, respectively. The Federal effective tax rate fluctuates according to the mix of tax exempt and taxable securities held by the Company.


YEARS ENDED DECEMBER 31, 1995 AND 1994

  Earned Premiums

     Earned premiums in 1995 were $23,492,905 compared to $27,141,639 in 1994. Net written premiums were $22,856,791 in 1995 compared to $27,216,453 in 1994. The decrease in earned premiums in 1995 reflects the 16% decrease in 1995 net written premiums over 1994 net written premiums. The Company has written fewer new accounts as a result of what is believed to be a temporary inadequate pricing environment in the market. Variances in net written premiums have historically occurred due to the fluctuations in size, number and timing of bonds and policies bound by the Company.

  Contract Revenues


     Contract revenues were $11,614,632 in 1995 compared to $8,160,758 in 1994. During the past several years, the Company has focused on fewer projects and devoted more resources to the Insurance Group. Increases for the 1995 period are believed to be temporary and are related to more backlog on hand. Construction revenue is difficult to predict and depends greatly on the successful securement of contracts bid. However, since the backlog at December 31, 1995 was lower than the backlog a year ago, the Company expects contract revenues to be lower in 1996.


     Management has implemented several strategies designed to improve the results of its construction contracting operations. First, the Company has focused advertising to attract privately negotiated contracts which generally produce higher gross margins. Second, the Company has increased its prices on publicly bid contracts. The market for privately negotiated contracts is significantly smaller than the market for publicly bid contracts. Finally, the Company has focused on controlling both fixed and variable costs, primarily by selectively using its own labor force and subcontracting many of the trades involved in contract performance. Although the Company believes that these strategies have improved the results of its construction contracting operations, such results will continue to be influenced by factors beyond the Company's control, such as the state of the economy in the Northeast, and there can be no assurance that these strategies will continue to improve the Company's construction contracting operations.

  Investment Income, Net

     Net investment income was $6,062,883 in 1995 compared to $4,637,158 in 1994, representing effective yields of 4.58% and 3.72%, respectively. The increase in investment income in 1995 over 1994 was due substantially to higher yields on the portfolio as the result of higher interest rates obtained on reinvested assets as well as an increase in total invested assets. Invested assets, including cash and cash equivalents, were $137,528,676 and $124,757,438 at December 31, 1995 and 1994, respectively. The increase in invested assets is attributable to the net cash flow generated by written premiums, cash collateral and the reinvestment of investment income offset by the purchase of stock and the repayment of debt.

  Net Realized Capital Gains (Losses)

     Realized capital gains from the sale of investments during 1995 were $7,897 compared to realized capital losses of $34,238 in 1994.

  Costs of Contract Revenues

     Costs of contract revenues were $10,774,758 in 1995 compared to $7,793,535 in 1994. The increase in costs of contract revenues during 1995 compared to 1994 reflects the increase in contract revenues and the elimination of the gross losses on the construction operations. Costs of contract revenues vary from period to period as a function of contract revenues (See Contract Revenues). The Company's construction backlog at December 31, 1995 was approximately $3,600,000 compared to $9,100,000 at December 31, 1994.

  Losses and Loss Adjustment Expenses

     Losses and loss adjustment expenses were $7,115,371 in 1995 compared to $8,209,992 in 1994. The decreases in the losses and loss adjustment expenses are attributable to the decline in earned premiums from 1994 to 1995 without any fluctuations in the loss ratios. Losses and loss adjustment expense reserves represent management's estimate of the ultimate costs of unpaid losses incurred for these periods relative to premiums earned.

  Amortization of Policy Acquisition Costs

     Amortization of policy acquisition costs was $3,939,008 in 1995 as compared to $4,260,759 in 1994. Policy acquisition costs, primarily commissions, are deferred and amortized over the policy or bond term.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses were $6,097,322 in 1995 compared to $6,964,686 in 1994. The decrease in selling, general and administrative expenses from 1995 to 1994 reflects a decrease in the bad debts expense and a decrease in the amortization of intangible assets. Amortization of intangible assets amounted to approximately $399,000 in 1995 and $747,000 in 1994 due to the expiration, in 1994 of certain covenants not to compete.

  Interest Expense

     Interest expense has decreased to $4,810,578 in 1995 from $4,940,014 in 1994. The decrease in interest expense in 1995 is due primarily to the repayment of notes totaling $11,690,000 on March 31, 1994 offset in part by the issuance on June 30, 1994 of the $8,000,000 term loan.

  Income Taxes

     Income tax expense was $2,414,400 in 1995 compared to $2,245,300 in 1994, representing effective Federal tax rates of 25.1% and 24.6%, respectively. The Federal effective tax rate fluctuates according to the mix of tax exempt and taxable securities held by the Company.

YEARS ENDED DECEMBER 31, 1994 AND 1993

  Earned Premiums

     Earned premiums in 1994 increased 6.8% to $27,141,639 compared to $25,422,187 in 1993. Net written premiums were $27,216,453 in 1994 compared to $27,312,152 in 1993. The increase in earned premiums in 1994 reflects the 16.8% increase in 1993 net written premiums over 1992 net written premiums. Variances in net written premiums have historically occurred due to the fluctuations in size, number and timing of bonds and policies bound by the Company.

  Contract Revenues

     Contract revenues were $8,160,758 in 1994 compared to $8,532,260 in 1993. The decrease in contract revenues during 1994 compared to 1993 was the result of fewer construction projects in progress. During the past several years, the Company has focused on fewer more profitable projects and devoted more resources to the Insurance Group.

     Management has implemented several strategies designed to improve the results of its construction contracting operations. First, the Company has focused advertising to attract privately negotiated contracts which generally produce higher gross margins. Second, the Company has increased its prices on publicly bid contracts. The market for privately negotiated contracts is significantly smaller than the market for publicly bid contracts. Finally, the Company has focused on controlling both fixed and variable costs, primarily by minimizing the use of its own labor force in favor of subcontracting many of the trades involved in contract performance. Although the Company believes that these strategies have improved, and will continue to improve the results of its construction contracting operations, such results will continue to be influenced by factors beyond the Company's control, such as the state of the economy in the Northeast, and there can be no assurance that these strategies will further improve the Company's construction contracting operations.

  Investment Income, Net

     Net investment income was $4,637,158 in 1994 compared to $4,563,514 in 1993, representing effective yields of 3.72% and 3.65%, respectively. The increase in investment income in 1994 over 1993 was due substantially to higher yields on the portfolio as the result of rising interest rates during 1994. The rise in short-term interest rates has begun to impact the portfolio for the year ended December 31, 1994. Invested assets, including cash, were $124,757,438 and $130,877,552 at December 31, 1994 and 1993, respectively. The decrease in invested assets is attributable to the repayment of debt and cash collateral offset by the net cash flow generated by written premiums, cash collateral and the reinvestment of investment income.

  Net Realized Capital Gains

     Realized capital losses from the sale of investments during 1994 were $34,238 compared to realized capital gains of $721,601 in 1993. In 1993, fixed maturity investments totaling $93,433,751 were sold to realize gains available based on market conditions at the time of the sale.

  Costs of Contract Revenues

     Costs of contract revenues were $7,793,535 in 1994 compared to $9,327,616 in 1993. The decrease in costs of contract revenues during 1994 compared to 1993 reflects the decrease in contract revenues and the elimination of the gross losses on the construction operations. The gross loss in 1993 was primarily attributable to unexpected costs overruns on two renovation contracts and two asbestos abatement contracts. The

Company's construction backlog at December'31, 1994 was approximately $9,100,000 compared to $3,900,000 at December 31, 1993.

  Losses and Loss Adjustment Expenses

     Losses and loss adjustment expenses were $8,209,992 in 1994 compared to $7,623,178 in 1993. The increases in the losses and loss adjustment expenses are attributable to the growth in earned premiums from 1993 to 1994 without any fluctuations in the loss ratios. Losses and loss adjustment expense reserves represent management's estimate of the ultimate cost of unpaid losses incurred for these periods relative to premiums earned.

  Amortization of Policy Acquisition Costs

     Amortization of policy acquisition costs was $4,260,759 in 1994 as compared to $3,407,104 in 1993. Policy acquisition costs, primarily commissions, are deferred and amortized over the policy or bond term.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses were $6,964,686 in 1994 compared to $6,873,217 in 1993. The slight increase in selling, general and administrative expenses from 1993 to 1994 reflects normal increases in operating expenses and an increase in the allowance for bad debts offset by a decrease in the amortization of intangible assets. Amortization of intangible assets amounted to approximately $747,000 in 1994 and $1,557,000 in 1993 due to the expiration of certain covenants not to compete in May of 1994 and July of 1993.

  Interest Expense

     Interest expense has decreased to $4,940,014 in 1994 from $5,609,893 in 1993. The decrease in interest expense in 1994 is due primarily to the repayment of notes totaling $11,690,000 on March 31, 1994 offset in part by the issuance on June 30, 1994 of the $8,000,000 term loan.

  Income Taxes

     Income tax expense was $2,245,300 in 1994 compared to $1,888,000 in 1993, representing effective Federal tax rates of 24.6% and 24.3%, respectively. The Federal effective tax rate fluctuates according to the mix of tax exempt and taxable securities held by the Company.

  Reserves for Losses and Loss Adjustment Expenses

     Reserves for losses and loss adjustment expenses are established with respect to both reported and incurred but not reported claims for insured risks. The amount of loss reserves for reported claims is primarily based upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the policy provisions relating to the type of claim. As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Reserves are monitored and evaluated periodically using current information on reported claims.


     Management believes that the reserves for losses and loss adjustment expenses at December 31, 1995 are adequate to cover the unpaid portion of the ultimate net cost of losses and loss adjustment expenses, including losses incurred but not reported. Reserves for losses and loss adjustment expenses are estimates at any given point in time of what the Company may have to pay ultimately on incurred losses, including related settlement costs based on facts and circumstances then known. The Company also reviews its claims reporting patterns, past loss experience, risk factors and current trends and considers their effect in the determination of estimates of incurred but not reported reserves. Ultimate losses and loss adjustment expenses are affected by many factors which are difficult to predict, such as claim severity and frequency, inflation levels and unexpected and unfavorable judicial rulings. Reserves for surety claims also consider the amount of collateral held as well as the financial strength of the principal and its indemnitors.

     The combined ratio is one means of measuring the underwriting experience of a property and casualty insurer. The combined ratio, consisting of the ratio of losses and loss adjustment expenses to premiums earned (the "loss ratio") plus the ratio of underwriting expenses to premiums written (the "expense ratio") reflects relative underwriting profit or loss. The Company's insurance subsidiaries' loss ratios under generally accepted accounting principles ("GAAP") were 30.0% for each of the years ended December 31, 1995, 1994 and 1993. These loss ratios are below industry averages and are believed to be the result of conservative underwriting. There can be no assurance that such loss ratios can continue. The Company's insurance subsidiaries' expense ratios under GAAP were 41.4%, 39.6% and 38.6% for the years ended December 31, 1995, 1994 and 1993, respectively. The Company's insurance subsidiaries' combined ratios under GAAP were 71.4%, 69.6% and 68.6% for the years ended December 31, 1995, 1994 and 1993, respectively. The increase in the 1995 combined ratio results primarily from the decline in premiums.

  Effect of Change in Accounting Principle

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities issued by the Financial Accounting Standards Board ("FASB"). Under FAS No. 115, debt securities are classified as held to maturity, available for sale, or trading. The Company classified all debt securities as available for sale. Consequently, such securities are carried at fair value and unrealized gains and losses are excluded from earnings and recorded as a separate component of stockholders' equity, net of estimated income taxes. The effect on stockholders' equity from adoption of the statement resulted in an increase in stockholders' equity of $472,000, net of deferred taxes, due to the revaluation of the Company's debt securities on January 1, 1994.

  Liquidity and Capital Resources

     The Company internally generates sufficient funds for its current operations and maintains a relatively high degree of liquidity in its investment portfolio. The primary sources of funds to meet the demands of claim settlements and operating expenses are premium collections, investment earnings and maturing investments. The Company has no material commitments for capital expenditures and, in the opinion of management, has adequate sources of liquidity to fund its operations over the next 12 months.


     ACMAT, exclusive of its subsidiaries, has incurred negative cash flows from operating activities primarily because of interest expense related to notes payable and long-term debt incurred by it to acquire and capitalize its insurance subsidiaries and to repurchase Company stock. ACMAT has also incurred negative working capital as a result of holding short-term debt related to its operations.


     ACMAT's principal sources of funds are dividends from its wholly-owned subsidiaries, intercompany and short-term borrowings, insurance underwriting fees from its subsidiaries, construction contracting operations and rental income. Management believes that these sources of funds are adequate to serve its indebtedness and its construction contracting operations without regard to any dividends from ACMAT's insurance holding company subsidiaries, United Coasts and ACSTAR Holdings. ACMAT has recently utilized short-term borrowings to repurchase its stock. On a long-term basis, ACMAT could rely, if necessary, on dividends from its insurance holding company subsidiaries to improve its working capital.

     The Company realized cash flow from operations of $19,312,412 in 1995 compared to $9,629,444 in 1994 and $16,312,287 in 1993. Net cash flows provided by operations in 1995 were derived principally from premium collections and collateral held. The Company's cash flow was used to repay long-term debt, repurchase stock and purchase investments. Purchases of investments are made based upon excess cash available after the payment of losses and loss adjustment expenses and other operating and non-operating expenses. The Company's short term investment strategy coincides with the relatively short maturity of its liabilities which are comprised primarily of reserves for losses covered by claims-made insurance policies, reserves related to surety bonds and collateral held for surety obligations.

     Substantially all of the Company's cash flow was used to increase its investment portfolio, repay debt and repurchase stock. Purchases of investments are made based upon excess cash available after the payment of losses and loss adjustment expenses and other operating and non-operating expenses. The Company's short-term investment strategy coincides with the relatively short maturity of its liabilities which comprise primarily reserves for losses covered by claims-made insurance policies, reserves related to surety bonds and collateral held for surety obligations.

     Net cash used for investing activities amounted to $11,454,974 in 1995, $4,535,375 in 1994 and $15,819,101 in 1993. In 1993, fixed maturity investments totalling $93,434,000 were sold to realize gains available based on market conditions at the time of the sale. Proceeds from the sale of these securities were reinvested in U.S. Treasury and high grade municipal securities.

     The terms of the Company's note agreements contain limitations on payment of cash dividends, re-acquisition of shares, borrowings and investments and require maintenance of specified ratios and minimum net worth levels, including cross default provisions. The Company is prohibited from paying any dividends prior to July 1, 1997. The payment of future cash dividends and the re-acquisition of shares are restricted each to amounts of an available fund ("Available Fund"). The Available Fund is a cumulative fund which is increased each year by 20% of the Consolidated Net Earnings (as defined). The Company is in compliance with all covenants at March 31, 1996, except for the limitation on the reacquisition of shares which exceeded the Available Fund at March 31, 1996. The Company has received a waiver to exceed this limitation at March 31, 1996.

     The Company maintains a short-term unsecured bank credit line of $10 million to fund interim cash requirements. There was $10,000,000 outstanding under this line of credit as of March 31, 1996. Effective June 30, 1994, this credit line was renewed and modified to include an additional $8,000,000, six-year, term loan which is repayable in quarterly installments commencing September 30, 1994. Portions of the proceeds of such term loan were applied to the repayment of intercompany debt and to the reduction of the Company's short-term credit line.

     On November 7, 1995, the Company obtained a $7,500,000 Demand Discretionary Line of Credit with The Bank of Boston Connecticut which expires on November 6, 1996. Under the terms of the line of credit, interest on the outstanding balance is calculated based upon the LIBOR plus 160 basis points in effect during the borrowing period. There was $6,200,000 outstanding under this line of credit at March 31, 1996.

     During 1995, the Company purchased, in the open market and privately negotiated transactions, 10,456 shares of its Common Stock at an average price of $15.52. The Company also repurchased, in the open market and privately negotiated transactions, 797,228 shares of its Class A Stock at an average price of $11.83 per share.

     During the three-month period ended March 31, 1996, the Company purchased in the open market and privately negotiated transactions, 8,124 shares of its Common Stock at an average price of $16.62 per share. The Company also repurchased, in the open market and privately negotiated transactions, 483,250 shares of its Class A Stock at an average price of $13.00 per share.

     The Company's principal source of cash for repayment of long-term debt is borrowings from its two insurance holding companies. Under applicable insurance regulations, ACMAT's insurance subsidiaries are restricted as to the amount of dividends they may pay to their respective holding companies, without the prior approval of their domestic state insurance department. For 1996, the amount of dividends ACMAT's insurance subsidiaries may pay are limited to approximately $6,600,000.

     In 1996, the Company anticipates that internally generated funds and short-term borrowings will be utilized for repayment of long-term debt. Principal repayments on long-term debt will be approximately $3,500,000 in 1996.

  Regulatory Environment

     The National Association of Insurance Commissioners has adopted a risk-based capital formula for property and casualty companies which will be used by insurance regulators in assessing the capital adequacy of insurance companies. The risk-based capital formula, effective December 31, 1995, is a regulatory tool designed to identify weakly capitalized companies. The formula determines a required amount of capital based on the risks that the insurer assumes. Various regulatory actions are then prescribed if a company's ratio falls below the minimum required ratio. These actions range from requiring the insurer to submit a comprehensive plan to the insurance commissioner in the event its statutory surplus falls below its Company Action Level which is 200% of its Authorized Control Level, as calculated under the formula, to placing the insurer under regulatory control if its statutory surplus falls below 70% of its Authorized Control Level. The ratio for each of the Company's insurance subsidiaries as of December 31, 1995 was significantly above the level which might require regulatory action.

                             UNITED COASTS SELECTED

                                 FINANCIAL DATA

     The selected data of United Coasts and its subsidiary, Coastal Insurance, presented below under the captions "Financial Condition Data" and "Operating Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1995 are derived from the consolidated financial statements of United Coasts and its subsidiary, which financial statements have been audited and reported upon by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 and the independent auditors' report thereon are included elsewhere in this Prospectus. The selected consolidated financial data presented below for, and as of the end of, each of the three-month periods ended March 31, 1996 and 1995 are derived from the unaudited consolidated financial statements of United Coasts included elsewhere in this Prospectus. The results of operations of United Coasts and its subsidiary for the three months ended March 31, 1996 are not necessarily indicative of the results of operations that may be expected for the full year. In the opinion of management, the unaudited information includes all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. The operating data and financial condition data set forth below should be read in conjunction with the consolidated financial statements and the notes thereto and "United Coasts Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

FINANCIAL CONDITION DATA

                              UNAUDITED                              AS OF DECEMBER 31,
                              MARCH 31,    -----------------------------------------------------------------------
                                1996           1995           1994           1993           1992          1991
                            -------------  -------------  -------------  -------------  ------------- ------------
Total assets..............  $ 133,728,330  $ 131,087,509  $ 118,606,445  $ 112,146,765  $ 100,583,598 $ 89,771,839
Total investments.........     95,044,354     92,551,189     86,234,513     90,914,194     80,080,381   77,499,366
Long-term debt............             --             --             --      3,065,000      3,065,000    3,065,000
Reserves for losses and
  loss adjustment
  expenses*...............     35,044,814     34,618,951     31,629,263     27,121,203     26,293,963   24,496,855
Stockholders' equity......     86,502,008     84,732,035     74,408,732     68,096,253     60,805,317   52,867,214
Per Common Share:
  Stockholders' equity....           8.49           8.32           7.30           6.68           5.91         5.05

- ---------------
* Reserves for losses and loss adjustment expense prior to 1993 were reported net of ceded reserves for losses and loss adjustment expenses.

OPERATING DATA

                            UNAUDITED
                        THREE MONTHS ENDED
                            MARCH 31,                                 YEARS ENDED DECEMBER 31,
                    --------------------------  --------------------------------------------------------------------
                        1996          1995          1995          1994          1993          1992          1991
                    ------------  ------------  ------------  ------------  ------------  ------------  ------------
Premiums
  written.........  $  3,966,631  $  3,900,781  $ 17,081,234  $ 20,925,872  $ 20,809,638  $ 17,384,279  $ 17,158,071
Premiums earned...     3,456,664     4,425,620    17,992,149    21,008,544    19,343,348    16,133,234    17,130,267
Net investment
  income..........     1,247,376     1,053,388     4,487,628     3,264,875     3,293,924     4,120,045     4,299,053
Net income........     1,892,718     2,041,570     8,283,722     7,953,109     7,651,701     8,433,830     7,342,868
Per Common Share:
Net income*.......           .19           .20           .81           .78           .74           .81           .70
Weighted average
  number of shares
  of common stock
  outstanding.....    10,187,189    10,187,189    10,239,543    10,241,247    10,279,553    10,408,583    10,512,719

- ---------------
* Includes cumulative effect of change in accounting principle of $.06 per share in 1992.

Note: No cash dividends were paid during any of the periods above.

               UNITED COASTS MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1996 AND 1995

  Premiums Earned

     Premiums earned for the three months ended March 31, 1996 were $3,456,664 as compared to $4,425,620 for the same period in 1995. Net written premiums were $3,966,631 for the three months ended March 31, 1996 as compared to $3,900,781 for the same period in 1995. The decrease in premiums earned is primarily the result of the issuance of several insurance policies with policy durations in excess of twelve months. Variances in net written premiums have historically occurred due to the fluctuation in size, number and timing of policies bound by the Company.

  Net Investment Income

     Net investment income for the three months ended March 31, 1996 was $1,247,376 in 1996 compared to $1,053,388 for the same period in 1995. The increase in net investment income in 1996 is due primarily to an increase in the overall yield on the portfolio as a result of the reinvestment of the proceeds of maturing investments at higher interest rates as well as an increase in invested assets. A significant portion of the maturing investments were reinvested in the last quarter of 1994 and the first quarter of 1995 when short term interest rates were rising. The increase in overall yield is also due to an increase in U.S. government security holdings which generate higher yields than tax exempt securities due to the taxability of the interest on such securities as well as an increase in total invested assets. Invested assets were $95,044,354 at March 31, 1996 as compared to $92,551,189 at December 31, 1995.
The increase in invested assets is attributable to the net cash flow generated by written premiums and the reinvestment of investment income after the payment of losses and loss adjustment expenses and other generating expenses.

  Net Realized Capital Losses

     Realized capital losses for the three months ended March 31, 1996 were $7,788 as compared to $120 for the same period in 1995.

  Income on Intercompany Notes Receivable

     Income on intercompany notes receivable increased to $384,104 for the three months ended March 31, 1996 as compared to $250,803 for the same period in 1995. The increase is attributable to an increase in notes receivable from ACMAT which totalled $21,201,128 including accrued interest at March 31, 1996 compared to $13,152,657 including accrued interest at March 31, 1995. Such notes are callable on demand and bear interest at the London Inter-Bank Offering Rate (LIBOR) plus 200 basis points. The applicable LIBOR rate, inclusive of the additional 200 basis points, was approximately 7.7% at March 31, 1996 and December 31, 1995, respectively.

  Losses and Loss Adjustment Expenses

     Losses and loss adjustment expenses were $1,036,999 for the three months ended March 31, 1996 as compared to $1,327,686 for the same period in 1995. The decreases in the losses and loss adjustment expenses is attributable to the decline in earned premiums in 1996 without any fluctuation in the loss ratios. Losses and loss adjustment expenses represent management's estimate of the ultimate costs of unpaid losses incurred for these periods relative to premiums earned.

  Amortization of Policy Acquisition Costs

     Amortization of policy acquisition costs were $942,212 for the three months ended March 31, 1996 as compared to $1,196,650 for the same period in 1995. The decrease in amortization of policy acquisition costs is primarily attributable to the decrease in premiums earned. Policy acquisition costs consisting primarily of commissions, are deferred and amortized over the policy term using the straight line method.

  Other Expenses

     Other expenses were $512,351 for the three months ended March 31, 1996 as compared to $440,351 for the same period in 1995. The increase in other expenses is attributable primarily to the inclusion in 1996 of costs associated with a routine examination in 1995 by the Arizona Insurance Department.

  Provisions for Income Tax

     Provision for income tax was $715,460 for the three months ended March 31, 1996 as compared to $747,485 for the same period in 1995, representing effective Federal tax rates of 27.4% and 26.8%, respectively. The increase in the Federal effective tax rate for 1996 was due primarily to a greater percentage of investment income being derived from U.S. government securities which generate taxable investment income.

YEARS ENDED DECEMBER 31, 1995 AND 1994

  Premiums Earned

     Premiums earned in 1995 were $17,992,149 as compared to $21,008,544 in 1994. Net written premiums were $17,081,234 in 1995 as compared to $20,925,872 in 1994. The decrease in premiums earned in 1995 as compared to 1994 primarily reflects the decrease in premiums written in 1995. The decrease in premiums written from 1994 to 1995 is attributable primarily to Coastal Insurance accepting fewer new accounts as a result of what is believed to be a temporary inadequate pricing environment in the market. Variances in net written premiums have historically occurred due to the fluctuation in size, number and timing of policies bound by Coastal Insurance.

  Net Investment Income

     Net investment income was $4,487,628 in 1995 compared to $3,264,875 in 1994. The increase in net investment income is due primarily to an increase in the overall yield on the portfolio as a result of the reinvestment of the proceeds of maturing investments at higher interest rates as well as an increase in invested assets. A significant portion of the maturing investments were reinvested in the last quarter of 1994 and the first quarter of 1995 when short term interest rates were rising. The increase in overall yield is also due to an increase in U.S. government security holdings which generate higher yields than tax exempt securities due to the taxability of the interest on such securities. Invested assets were $92,551,189 at December 31, 1995 as compared to $86,234,513 at December 31, 1994. The increase in invested assets is attributable to the net cash flow generated by written premiums and the reinvestment of investment income after the payment of losses and loss adjustment expenses and other generating expenses.

  Net Realized Capital Gains (Losses)

     Realized capital gains during 1995 were $3,238 as compared to realized capital losses of $25,749 in 1994.

  Income on Intercompany Notes Receivable

     Income on intercompany notes receivable increased to $1,278,032 in 1995 from $558,072 in 1994. The increase is attributable to an increase in notes receivable, including accrued interest, from ACMAT which totalled $20,300,112 at December 31, 1995 compared to $12,901,854 at December 31, 1994. Such loans are callable on demand and bear interest at the London Inter-Bank Offering Rate (LIBOR) plus 200 basis points. The applicable LIBOR rate, inclusive of the additional 200 basis points, was approximately 7.7% and 8.0% at December 31, 1995 and 1994, respectively.

  Losses and Loss Adjustment Expenses

     Losses and loss adjustment expenses were $5,397,645 in 1995 compared to $6,302,563 in 1994. The decreases in the losses and loss adjustment expenses is attributable to the decline in earned premiums in 1994 and 1995 without any fluctuation in the loss ratios. Losses and loss adjustment expenses represent management's estimate of the ultimate cost of unpaid losses incurred for these periods relative to premiums earned.

  Amortization of Policy Acquisition Costs

     Amortization of policy acquisition costs were $4,891,952 in 1995 compared to $5,300,806 in 1994. The decrease in amortization of policy acquisition costs is primarily attributable to a decrease in commission expense paid to brokers placing business with Coastal Insurance as a result of the decrease in premiums written. The decrease was offset, in part, by an increase in the commission rate paid to ACMAT for underwriting, loss control, inspection and audit services and to AMINS for general agency services. The portion of the ACMAT underwriting commission deferred and amortized relates to policies ultimately written.

  Other Expenses

     Other expenses were $2,110,930 in 1995 compared to $2,513,156 in 1994. The decrease in other expenses is attributable primarily to the inclusion of approximately $291,000 of amortization of non-compete payments to former stockholders in 1994. These agreements expired in 1994.

  Interest Expense

     Interest expense was $0 in 1995 compared to $74,912 in 1994. The decrease in interest expense is attributable to the repayment in full in March, 1994 of long-term debt due to former stockholders.

  Provisions for Income Tax

     Provision for income tax was $3,173,900 in 1995 compared to $2,913,430 in 1994, representing effective Federal tax rates of 27.7% and 26.8%, respectively. The increase in the Federal effective tax rate for 1995 was due primarily to a greater percentage of investment income being derived from U.S. government securities which generate taxable investment income.

YEARS ENDED DECEMBER 31, 1994 AND 1993

  Premiums Earned

     Premiums earned in 1994 were $21,008,544 as compared to $19,343,348 in 1993. Net written premiums were $20,925,872 in 1994 as compared to $20,809,638 in 1993. The increase in premiums earned in 1994 as compared to 1993 primarily reflects the increase in premiums written in 1993 and 1994, both of which had an effect on premiums earned in 1994. The increase in premiums written from 1993 to 1994 is attributable to an increase in new business written as a result of the introduction of new insurance products. Variances in net written premiums have historically occurred due to the fluctuation in size, number and timing of policies bound by Coastal Insurance.

  Net Investment Income

     Net investment income was $3,264,875 in 1994 compared to $3,293,924 in 1993. The decrease in net investment income is due primarily to a reduction in invested assets to $86,234,513 at December 31, 1994 from $90,914,194 at December 31, 1993 as a result of the increase in Notes Receivable from Affiliate and repayment of long-term debt. The decrease in net investment income was offset, in part, by an increase in short term market interest rates which occurred during the latter half of 1994.

  Net Realized Capital Gains (Losses)

     Realized capital losses during 1994 were $25,749 as compared to realized capital gains of $720,498 in 1993. In 1993, fixed maturity investments totalling $90,703,288 were sold to realize gains available based on market conditions existing at the time of the sale.

  Income on Intercompany Notes Receivable

     Income on intercompany notes receivable increased to $558,072 in 1994 from $43,238 in 1993. The increase is attributable to an increase in notes receivable, including accrued interest, from ACMAT which totalled $12,901,854 at December 31, 1994 compared to $3,168,400 at December 31, 1993. Such loans are callable on demand and bear interest at the London Inter-Bank Offering Rate (LIBOR) plus 200 bases points. The applicable LIBOR rate, inclusive of the additional 200 bases points, was approximately 8.0% and 5.3% at December 31, 1994 and 1993, respectively.

  Losses and Loss Adjustment Expenses

     Losses and loss adjustment expenses were $6,302,563 in 1994 compared to $5,783,662 in 1993. The increase in the losses and loss adjustment expenses is attributable to the growth in earned premiums in 1993 and 1994 without any fluctuation in the loss ratios. Losses and loss adjustment expenses represent management's estimate of the ultimate cost of unpaid losses incurred for these periods relative to premiums earned.

  Amortization of Policy Acquisition Costs

     Amortization of policy acquisition costs were $5,300,806 in 1994 compared to $4,381,880 in 1993. The increase in amortization of policy acquisition costs is primarily attributable to an increase in commission expense paid to brokers placing business with Coastal Insurance as a result of the increase in premiums written. The increase in amortization of policy acquisition expenses is also attributable to an increase in commissions paid to ACMAT for underwriting, loss control, inspection and audit services and to AMINS for general agency services. The increase in the commissions paid to ACMAT and AMINS is due to an increase in premiums written, the basis for the calculation of the commission, as well as an increase in the commission rate paid in 1994. The portion of the ACMAT underwriting commission deferred and amortized relates to policies ultimately written.

  Other Expenses

     Other expenses were $2,513,156 in 1994 compared to $2,532,281 in 1993. The decrease in other expenses is attributable primarily to the inclusion of approximately $673,000 of amortization of non-compete payments to former stockholders in 1993 as compared to $291,177 in 1994. These agreements expired in 1994 and no payments were required under these agreements in 1994. The decrease in other expenses was offset, in part, by an increase in bad debt expenses from approximately $72,000 in 1993 to $360,000 in 1994 due to the write-off of uncollectible accounts.

  Interest Expense

     Interest expense was $74,912 in 1994 compared to $299,650 in 1993. The decrease in interest expense is attributable to the repayment in full in March, 1994 of long-term debt due to former stockholders.

  Provisions for Income Tax

     Provision for income tax was $2,913,430 in 1994 compared to $2,876,817 in 1993, representing effective Federal tax rates of 26.8% and 27.3%, respectively. The decrease in the Federal effective tax rate for 1994 was due primarily to an increase in tax-exempt investment income.

  Reserves for Losses and Loss Adjustment Expense

     Reserves for losses and loss adjustment expenses are established with respect to both reported and incurred but not reported claims for insured risks. The amount of loss reserves for reported claims is primarily based upon a case-by-case evaluation of the type of risk involved. Knowledge of the circumstances surrounding each claim and the policy provisions relating to the type of claim. As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Reserves are monitored and evaluated periodically using current information on reported claims.

     Management believes that the reserves for losses and loss adjustment expenses at December 31, 1995 are adequate to cover the unpaid portion of the ultimate net cost of losses and loss adjustment expenses, including losses incurred but not reported. Reserves for losses and loss adjustment expenses are estimates at any given point in time of what Coastal Insurance may have to pay ultimately on incurred losses, including related settlement costs based on facts and circumstances then known. The Coastal Insurance also reviews its claims reporting patterns, past loss experience, risk factors and current trends and considers their effect in the determination of estimates of incurred but not reported reserves. Ultimate losses and loss adjustment expenses are affected by many factors which are difficult to predict, such as claim severity and frequency, inflation levels and unexpected and unfavorable judicial rulings.

     The combined ratio is one means of measuring the underwriting experience of a property and casualty insurer. The combined ratio, consisting of the ratio of losses and loss adjustment expenses to premiums earned ("loss ratio") plus the ratio of underwriting expenses to premiums written (the "expense ratio") reflects relative underwriting profit or loss. Coastal Insurance's loss ratios under generally accepted accounting principles ("GAAP") were 30.1%, 30.0% and 29.9% for the years ended December 31,1995,1994 and 1993, respectively. These loss ratios are below industry averages and are believed to be the result of conservative underwriting. There can be no assurance that such loss ratios can continue. Coastal Insurance's expense ratios under GAAP were 38.9%, 36.8% and 36.0% for the years ended December 31, 1995, 1994 and 1993, respectively. The increase in the expense ratio in 1995 is principally due to the decrease in written premiums in 1995 and the increase in the commission rate paid to ACMAT for underwriting, loss control and inspection services and to AMINS for general agency services. Coastal Insurance's combined ratios under GAAP were 69%, 66.8% and 65.2% for the years ended December 31, 1995, 1994 and 1993, respectively.

  Effect of Changes in Accounting Principle

     Effective January 1, 1994, Coastal Insurance adopted Statement of Financial Accounting Standards ("FAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, issued by the Financial Accounting Standards Board ("FASB"). Under FAS No. 115, debt securities are classified as held to maturity, available for sale, or trading. Coastal Insurance classified all debt securities as available for sale. Consequently, such securities are carried at fair value and unrealized gains and losses are excluded from earnings and recorded as a separate component of stockholders' equity, net of estimated income taxes. The effect on stockholders' equity from adoption of the statement resulted in an increase in stockholders' equity of $271,240, net of deferred taxes, due to the revaluation of Coastal Insurance's debt securities on January 1, 1994.

  Liquidity and Capital Resources

     As a holding company, United Coasts' principal source of funds is expected to be dividends from Coastal Insurance. Coastal Insurance's funds are, in turn, derived primarily from its own operations. The insurance regulations of the state of Arizona, the state of domicile of Coastal Insurance, restrict the amount of dividends it may pay to United Coasts without the prior approval of the Arizona Insurance Department. Based on these restrictions, $4,047,500 is available for the payment of dividends to United Coasts in 1996 without the prior approval of the Arizona Insurance Department. The amount Coastal Insurance may dividend can be increased through the use of extraordinary dividends which require the prior approval of the Arizona Insurance Department. During 1995, 1994 and 1993, Coastal Insurance paid dividends of $5,181,000, $5,500,000 and

$5,622,750, respectively. All of the dividends paid in 1994 and a portion of the dividends paid in 1995 and 1993 were considered extraordinary. Coastal Insurance applied for and received approval from the Arizona Insurance Department for the extraordinary dividends paid.

     United Coasts and Coastal Insurance generate sufficient funds for its current operations and maintains a relatively high degree of liquidity in its investment portfolio. The primary sources of funds to meet the demands of claim settlement and operating expenses are premium collections, investment earnings and maturing investments. United Coasts and Coastal Insurance have no material commitments for capital expenditures and, in the opinion of management, has adequate sources of liquidity to fund its operations over the next 12 months.

     United Coasts and Coastal Insurance realized cash flow from operations of $3,315,067 in 1995, compared to $965,485 in 1994 and $8,390,120 in 1993. Net cash flows provided by operations for those periods were derived principally from premium collections. The increase in cash flow provided by operations in 1995 as compared to 1994 is principally due to a decrease in new amounts loaned to ACMAT in 1995. The decline in net cash flow provided by operations in 1994 as compared to 1993 was attributable primarily to the increase in amounts loaned to ACMAT in 1994. These notes are callable on demand and pay interest semi-annually based upon the London Interbank Offering Rate plus 200 basis points.

     A significant portion of United Coasts' and Coastal Insurance's cash flow was used to increase its investment portfolio with the exception of the increase in notes receivable from affiliate and the repayment of long-term debt in 1994. Purchases of investments are made based upon excess cash available after the payment of losses, loss adjustment expenses and other operating and nonoperating expenses. United Coasts' and Coastal Insurance's short term investment strategy coincides with the relatively short maturity of the liabilities which are comprised primarily of reserves for losses covered by claims-made insurance policies.

     Net cash used by investing activities totalled $4,790,646 in 1995, and $11,227,992 in 1993. Net cash provided by investing activities was $1,882,350 in 1994. In 1993, fixed maturity investments totalling $90,703,288 were sold to realize gains available based on market conditions at the time of the sale.

     Net cash used in financing activities amounted to $35,000 in 1995 compared to $3,106,250 in 1994 and $567,656 in 1993. In March 1994, United Coasts repaid, in full $3,065,000 of notes due to former stockholders. In 1993, United Coasts acquired and retired 133,580 shares of common stock, including 40,000 shares of restricted common stock.

     Under the terms of certain note agreements, ACMAT may require United Coasts and Coastal Insurance to pay dividends to the extent of funds legally available therefor in order to enable ACMAT to have funds to pay on a timely basis, all amounts due with respect to these notes or to act as a guarantor in the event of default. In addition, these note agreements place certain restrictions on the reacquisition of shares, borrowings and types of investments ACMAT and its subsidiaries may hold. At March 31, 1996, ACMAT satisfied all but one of the restrictions set forth in the agreements and ACMAT has received a waiver relative to the noncompliance with such restriction.

  Regulatory Environment

     The National Association of Insurance Commissioners has adopted a risk-based capital formula for property and casualty companies which will be used by insurance regulators in assessing the capital adequacy of insurance companies. The risk-based capital formula, effective December 31, 1994, is a regulatory tool designed to identify weakly capitalized companies. The formula determines a required amount of capital based on the risks that the insurer assumes. Various regulatory actions are then prescribed if a company's ratio falls below the minimum required ratio. These actions range from requiring the insurer to submit a comprehensive plan to the insurance commissioner in the event its statutory surplus falls below its Company Action Level which is 200% of its Authorized Control Level, as calculated under the formula, to placing the insurer under regulatory control if its statutory surplus falls below 70% of its Authorized Control Level. The ratio for Coastal Insurance as of December 31, 1995 was significantly above the level which might require regulatory action.

                                   THE MERGER

     Pursuant to the Settlement Agreement and subject to certain approvals discussed below, the Company proposes a merger of United Coasts with and into ACMAT, pursuant to the Merger Agreement, also discussed below. Under the Merger Agreement, each one and one-half (1.5) outstanding shares of UC Common Stock held of record as of the Effective Date by United Coasts shareholders other than the Company and its subsidiaries will, without any necessary further action on the part of United Coasts shareholders, become one share of the Company's Class A Stock. The actual number of shares allocated to each Unaffiliated Holder will be reduced to the extent that shares allocated to the Unaffiliated Holders are issued to Plaintiff's Counsel in payment of such counsel's fee. The following discussion of provisions set forth in the Settlement Agreement and Merger Agreement is qualified in its entirety by reference to such documents.

SUMMARY OF MERGER AGREEMENT

     Introduction. If the Merger Agreement is approved by the holders of UC Common Stock at the Special Meeting, the Company and United Coasts will execute the Merger Agreement, a copy of which is included herein as Appendix A to this Prospectus. Pursuant to the Merger Agreement, United Coasts will merge with and into the Company, with the Company to be the surviving corporation. On the Effective Date, the separate corporate existence of United Coasts will cease and all holders of record of UC Common Stock shall automatically become shareholders of the Company.

     Conditions to the Merger. The obligations of the Company and United Coasts to consummate the Merger are subject to the satisfaction of certain conditions, including (a) shareholder approval of the Merger Agreement, (b) the receipt of all necessary governmental approvals, permits and consents, and (c) the approval of the Settlement Agreement by the Court of Chancery of the State of Delaware.

     Shareholder approval of the Merger Agreement will be sought at the Special Meeting. Under Delaware law, the Merger Agreement must be approved by holders of the majority of all shares of UC Common Stock entitled to vote on the Merger. All holders of UC Common Stock of record on the Record Date will be entitled to a vote at the Special Meeting, including the Company which holds approximately 84% of the outstanding UC Common Stock. In addition to the shareholder vote required by law and pursuant to the Settlement Agreement, the Merger is also conditioned upon the receipt of the favorable vote of the Unaffiliated Holders holding a majority of shares of UC Common Stock held by the Unaffiliated Holders which are voted in connection with the Merger. For this purpose, shares held by any of the Unaffiliated Holders who abstain in the voting will not be included in the total number of shares voted by the Unaffiliated Holders. Furthermore, for this purpose, Mr. John C. Creasy, a director of United Coasts and a defendant in the litigation concerning the Exchange Offer, will not be deemed an Unaffiliated Holder. Approval of the Merger Agreement in accordance with Delaware law is assured in view of the voting power held by the Company. However, approval of the Merger Agreement by the Unaffiliated Holders cannot be assured and, in the event that the Unaffiliated Holders shall not approve the Merger Agreement, the Merger would be abandoned and the litigation concerning the Exchange Offer would be withdrawn in accordance with the terms of the Settlement Agreement.

     Effective Date of the Merger. It is intended that the Merger be consummated as soon as practicable following the Special Meeting and the satisfaction of the conditions set forth in the Merger Agreement. The Company intends to apply to the Delaware Court of Chancery for approval of the Settlement Agreement promptly following the Special Meeting, assuming shareholder approval of the Merger Agreement. Assuming approval is received from the Court, the Company and United Coasts intend to implement the Merger promptly. However, the Company cannot accurately predict the amount of time which may be necessary to secure the approval of the Court and the Merger will not be completed until such approval is obtained. The Merger will become effective upon the filing of Certificates of Merger in Delaware and Connecticut.

     Conversion of Shares; Exchange Ratio. On the Effective Date, the shares of UC Common Stock held by persons other than the Company and its subsidiaries will automatically be converted in accordance with the Exchange Ratio into shares of Class A Stock. As of the Effective Date, the certificates representing shares of

UC Common Stock will be deemed to represent the appropriate number of shares of Class A Stock, as determined in accordance with the Exchange Ratio. It will not be necessary for holders of UC Common Stock to exchange their certificates for new ACMAT certificates, however, any such holder, if desired, may exchange his or her certificate for a new ACMAT certificate, without charge. The procedures required to exchange old UC Common Stock certificates for new ACMAT certificates will be included in a notice to all United Coasts shareholders when and if the Merger is consummated.

     The Exchange Ratio is set forth in the Merger Agreement and is determined by a formula under which the maximum number of shares issuable to the Unaffiliated Holders at the rate of one (1) share of Class A Stock for each one and one-half (1.5) shares of the UC Common Stock is reduced by the number of shares as may be approved by the Court pursuant to the Settlement Agreement in payment of the fees and expenses of Plaintiff's Counsel, and such remainder is divided into the total number of shares of UC Common Stock held by the Unaffiliated Holders as of the Effective Date. Pursuant to the Settlement Agreement, Plaintiff's Counsel will submit the Fee and Expense Request for the approval of the Court. Under the terms of the Merger, an aggregate total of 1,111,459 shares of Class A Stock will be issuable to the Unaffiliated Holders in exchange for all of their 1,667,189 shares of the outstanding UC Common Stock. If the Court grants the Fee and Expense Request in full, a balance of 1,085,459 shares will be distributable to the Unaffiliated Holders in exchange for such 1,667,189 shares of outstanding UC Common Stock resulting in the receipt by each Unaffiliated Holder of one (1) share of the Company's Class A Stock for each approximately 1.536 shares of UC Common Stock. For example, under the terms of the Merger and the Settlement Agreement, if the Court grants the Fee and Expense Request in full, an Unaffiliated Holder holding one-hundred
(100) shares of UC Common Stock as of the Effective Date would receive in exchange for such shareholder's shares of UC Common Stock 65 shares of Class A Stock together with cash in an amount equal to the value of .104 of one (1) share of Class A Stock, the value of such share of Class A Stock to be the average closing price of the Class A Stock on NASDAQ for the last five days on which the Class A Stock was traded thereon prior to the Effective Date. In the event that any Unaffiliated Holders exercise appraisal rights (see "The
Merger -- Appraisal Rights") the number of shares of Class A Stock issuable under the terms of the Merger Agreement would be reduced but the Exchange Ratio would not be affected.


     Under the terms of the Settlement Agreement, Plaintiff's Counsel may apply for fees and expenses payable only in shares of Class A Stock otherwise distributable to the Unaffiliated Holders up to a maximum of 26,000 shares. The value of these shares determined at the current market price of $12.50 per share is $325,000. The exact range of the Exchange Ratio will be from one (1) share of Class A Stock for each one and one-half (1.5) shares of UC Common Stock, if no fee or expenses of Plaintiff's Counsel is approved, to one (1) share of Class A Stock for each 1.53593 shares of UC Common Stock if the maximum fee and expenses of Plaintiff's Counsel is approved.


     Pursuant to the Merger Agreement, immediately prior to consummation of the Merger, ACSTAR Insurance will exchange its shares of UC Common Stock for shares of common stock of Coastal Insurance having a substantially equal aggregate fair market value. All shares of UC Common Stock held directly by the Company will be cancelled upon the Effective Date and no additional shares of Class A Stock will be issued pursuant to the terms of the Merger except in exchange for shares of UC Common Stock held as of the Effective Date by the Unaffiliated Holders.


     Prior to the consummation of the Merger, all outstanding options to purchase shares of UC Common Stock which consist of options entitling each of Messrs. Henry W. Nozko, Sr., Henry W. Nozko, Jr. and Robert H. Frazer to purchase 25,000 shares of UC Common Stock at an exercise price of $2.00 per share, will be settled for cash.


     Termination. The Merger may be terminated at any time prior to the Effective Date by the Board of Directors of United Coasts or ACMAT.

FRACTIONAL SHARES

     No fractional interests in shares of Class A Stock are permitted under Connecticut law and no such fractional interests will be issued. In the event a holder of UC Common Stock is entitled to a fractional share of Class A Stock, then in lieu thereof such holder shall receive the value of such fractional interest in cash based on the average closing price of a full share of the Class A Stock as reported on NASDAQ for the last five days on which the Class A Stock was traded thereon prior to the Effective Date.

SHAREHOLDER VOTE


     The Merger is contingent upon shareholder approval, which will be sought at the Special Meeting to be held on July 11, 1996. At the Special Meeting, all shareholders of record of United Coasts as of the Record Date will be entitled to vote. The Merger Agreement must be approved by the holders of a majority of all shares of UC Common Stock entitled to vote thereon and by the affirmative vote of the Unaffiliated Holders holding a majority of all shares of the Unaffiliated Holders voted on the Merger Agreement. The Merger is also subject to approval of a Settlement Agreement pursuant to which the Merger is being proposed by the Delaware Court of Chancery for New Castle County. No vote of the shareholders of the Company is required in connection with the Merger.


APPRAISAL RIGHTS

     If the Merger is consummated, the Unaffiliated Holders are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law ("Section 262"), provided that they comply with the conditions established by
Section 262.

     Section 262 is reprinted in its entirety as Appendix B to this Prospectus. The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Appendix B. This discussion and Appendix B should be reviewed carefully by any holder who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so, as failure to comply with the procedures set forth herein or therein will result in the loss of appraisal rights.

     A record holder of shares of UC Common Stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the Effective Date, who otherwise complies with the statutory requirements of Section 262, and who neither votes in favor of the Merger Agreement nor consents thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery (the "Delaware Court") of the fair value of his or her shares of UC Common Stock. All references in this summary of appraisal rights to a "stockholder" of "holders of shares of UC Common Stock" are to the record holder or holders of shares of UC Common Stock.

     Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, such as the Special Meeting, not less than 20 days prior to the meeting a constituent corporation must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262. This Prospectus shall constitute such notice to the record holders of UC Common Stock.

     Holders of shares of UC Common Stock who desire to exercise their appraisal rights must not vote in favor of the Merger Agreement and must deliver a separate written demand for appraisal to United Coasts prior to the vote by the stockholders of United Coasts on the Merger Agreement. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform United Coasts of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of the UC Common Stock. A proxy or vote against the Merger Agreement will not by itself constitute such a demand. Within ten days after the Effective Date, United Coasts must provide notice of the Effective Date to all stockholders who have complied with Section 262.

     A stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand to:

                       Mr. Robert H. Frazer, Secretary
                       United Coasts Corporation
                       233 Main Street
                       New Britain, CT 06050-2350

     A person having a beneficial interest in shares of UC Common Stock that are held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. If the shares of UC Common Stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, such demand must be executed by or for the record owner. If the shares of UC Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If a stockholder holds shares of UC Common Stock through a broker who in turn holds shares of UC Common Stock through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as a record holder.

     A record holder, such as a broker, fiduciary, depositary or other nominee, who holds shares of UC Common Stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of UC Common Stock outstanding in the name of such record owner.

     Within 120 days after the Effective Date, either United Coasts or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on United Coasts in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. There is no present intent on the part of United Coasts to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that United Coasts will file such a petition or that United Coasts will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of UC Common Stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the Effective Date, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from United Coasts a statement setting forth the aggregate number of shares of UC Common Stock not voting in favor of the Merger Agreement and with respect to which demands for appraisal were received by United Coasts and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by United Coasts.

     If a petition for an appraisal is timely filed, at the hearing on such petition, the Court will determine which stockholders are entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificate to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Court will appraise the shares of UC Common Stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

     Although United Coasts believes that the Exchange Ratio is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the value received by the Unaffiliated Holders who participate in the Merger (the "Merger Consideration"). Moreover, United Coasts does not anticipate offering more than the Merger Consideration to any stockholder exercising appraisal rights and reserves the right to assert in any appraisal proceeding that, for purposes of Section 262, the "fair value" of a share of UC Common Stock is less than the Merger Consideration. In determining "fair value", the Court is required to take into account all relevant factors. In Weinberger v UOP, Inc., 457 A.2d 701 (Del. 1983), the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Section 262 provides that "fair value" is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Weinberger, the Delaware Supreme Court held that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

     Holders of shares of UC Common Stock considering seeking appraisal should recognize that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the consideration they are entitled to receive pursuant to the Merger Agreement if they do not seek appraisal of their shares. The cost of the appraisal proceeding may be determined by the Court and taxed against the parties as the Court deems equitable in the circumstances. Upon application of a dissenting stockholder of United Coasts, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and expenses and the fees and expenses of experts, be charged pro rata against the value of all shares of UC Common Stock entitled to appraisal.

     Any holder of shares of UC Common Stock who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Date.

     At any time within 60 days after the Effective Date, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger. After this period, the stockholder may withdraw such demand for appraisal only with the consent of United Coasts. If no petition for appraisal is filed with the Court within 120 days after the Effective Date, stockholders' rights to appraisal shall cease, and all holders of shares of UC Common Stock will be entitled to receive the consideration offered pursuant to the Merger. Inasmuch as United Coasts has no obligation to file such a petition, and United Coasts has no present intention to do so, any holder of shares of UC Common Stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to United Coasts a written withdrawal of his or her demand for appraisal and acceptance of the Merger Consideration, except (i) that any such attempt to withdraw made more than 60 days after the Effective Date will require written approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

     Pursuant to the Settlement Agreement, the Company may elect to abandon the Merger in the event that Unaffiliated Holders holding more than 25% of all shares of UC Common Stock held by the Unaffiliated Holders exercise their appraisal rights in accordance with the procedures described herein.

     THE FOREGOING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE APPLICABLE LAW IN THE STATE OF DELAWARE RELATING TO APPRAISAL RIGHTS, AND THE UNAFFILIATED HOLDERS WHO WISH TO EXERCISE STATUTORY APPRAISAL RIGHTS SHOULD CAREFULLY REVIEW APPENDIX B TO THIS PROSPECTUS.

FEES AND EXPENSES


     Except for the payment of the fees and expenses of Plaintiff's Counsel, the Company will pay all fees and expenses, including printing, accounting and legal costs, in connection with the Merger. The fees and expenses of Plaintiff's Counsel will be paid out of shares otherwise issuable to the Unaffiliated Holders and, if approved by the Court in accordance with the Settlement Agreement, will amount to up to 26,000 shares of Class A Stock. The market value of 26,000 shares of Class A Stock as of May 29, 1996 determined at a price per share of $12.50, would be $325,000. The additional fees and expenses of the Merger to be borne by the Company are estimated to be approximately $150,000.

               RELATIONSHIP BETWEEN THE COMPANY AND UNITED COASTS

     United Coasts is a majority owned subsidiary of the Company. Approximately 84% of the outstanding common stock of United Coasts is held by the Company directly and indirectly through other subsidiaries. The Company was instrumental in the organization of United Coasts in 1985. The Company's initial ownership position was approximately 17% of the then outstanding UC Common Stock. In subsequent years the Company increased its ownership position through the exercise of certain contractual rights and through purchase transactions with other stockholders of United Coasts and the Company has directly and indirectly through other subsidiaries held a majority of the outstanding UC Common Stock since May, 1989. In July, 1992, the Company acquired three million shares of UC Common Stock from the Sheet Metal Workers' National Pension Fund in return for a subordinated, unsecured, thirty-year note in the original principal amount of $16,500,000 which is convertible into 1,500,000 shares of the Company's Class A Stock at a conversion price of $11 per share, subject to adjustment.

     Certain officers and directors of the Company also serve as officers and directors of United Coasts. See "Management of the Company" and "Management of United Coasts".

     The Company has also maintained a business relationship with United Coasts for which the Company has performed underwriting, inspection, loss adjustment and general agent services pertaining to risks underwritten by United Coasts' subsidiary, United Coastal Insurance Company. ACMAT provides investment advisory services to United Coasts which include the purchase and sale of investments, collection of interest and dividend income, safekeeping of investments and development and implementation of portfolio strategies. Coastal Insurance also leases certain office and storage space from the Company and also provides general liability insurance coverage to the Company.

                            BUSINESS OF THE COMPANY

GENERAL

     ACMAT provides specialized commercial insurance and bonding coverages for contractors, architects, engineers and other professionals in the construction and environmental fields. The Company derives its underwriting expertise from its construction and remediation operations. Through Coastal Insurance, the Company provides a broad line of environmental, professional, general and other liability insurance primarily to environmental and specialty trade contractors and architects, engineers and other professionals. Through ACSTAR Insurance, the Company provides surety bonds for general building, specialty trade and environmental contractors and others. Coastal Insurance and ACSTAR Insurance are rated A (excellent) by A.M. Best. The Best's ratings are based upon factors of concern to policyholders and are not directed toward the protection of investors. In 1995, insurance operations accounted for over 70% of the Company's consolidated revenues.

     Construction contracting was the Company's original business. The Company's construction operations currently consist of interior contracting services involving the design and furnishing of building interiors and asbestos abatement services for commercial, industrial and institutional buildings.

COMPANY HISTORY

     The Company was organized in 1951 to provide acoustic materials for building interiors and later expanded its construction operations to include a broad range of coordinated interior contracting services, which it continues to provide today. During the 1970's, when the hazards of asbestos became widely known, the Company became one of the first companies in the United States to specialize in the abatement or containment of asbestos. By 1984, asbestos abatement operations accounted for a majority of the Company's revenues. However, in that year, the Company's insurer stopped writing liability insurance for asbestos contractors. The absence of adequate alternate sources of insurance and its high cost severely curtailed the Company's operations.

     These conditions lead directly to the Company's entry into the insurance field. In 1985, the Company, based on its extensive knowledge in the asbestos abatement field, co-founded United Coasts. Through its subsidiary, Coastal Insurance, United Coasts initially offered only general liability insurance on a claims-made basis covering third-party bodily injury and property damage claims to contractors engaged in asbestos abatement activities.

     During the past several years, the Company has expanded the insurance operations from serving only the asbestos abatement marketplace to now serving the specialty trade, environmental and professional liability and surety marketplace. As a result, the contribution of the insurance segment of the Company's operations has increased significantly in relation to the operations of the Company's construction contracting segment.

INSURANCE AND SURETY BONDING

     General. The Company's insurance subsidiaries primarily provide liability insurance and surety bonding for specialty trade, environmental remediation, asbestos and lead abatement contractors, as well as professional liability for architects, engineers, environmental consultants and others. This highly specialized insurance market includes general liability, pollution liability, environmental consulting liability, hazardous waste storage and treatment pollution liability and other related liabilities. Few property and casualty insurers serve these markets due to the technical skills required in the underwriting process and the high degree and intensive amount of service required to tailor coverages to the special needs of policyholders and to provide timely responses to individual contract requirements.

     Liability Insurance. The liability insurance lines of the Company, which consist primarily of contractor policies and professional liability policies, are discussed more fully below:

  Contractors

     - General Liability -- Policies offered to general contractors and specialty trade contractors involved in plumbing, heating, electrical, framing, roofing, drilling, excavation, demolition, road work, and other contracting activities. Coverage is limited to third-party bodily injury and property damage arising out of the contractors' operations. General liability insurance is offered on either a claims-made or an occurrence basis.

     - Contractor Pollution Liability -- Policies offered to contractors involved in hazardous waste remediation or cleanup, installation or removal of storage tanks, or the transportation of hazardous waste. Coverage is provided for third-party bodily injury or property damage liability caused by a release of, or exposure to, pollutants as a result of the contractors' operations. The liability exposure commences with the remediation or cleanup activities and ends when a hazard has been removed. Contractors pollution liability insurance is offered only on a claims-made basis.

     - Asbestos and Lead Abatement Liability -- Policies offered to contractors involved in the removal of asbestos and/or lead containing materials from structures or their containment through appropriate encapsulation or repair. Coverage is provided for third-party bodily injury and property damage liability as a result of a release of asbestos or lead attributable to the contractors' operations. Asbestos and lead abatement liability insurance is provided on either a claims-made or occurrence basis.

  Professionals

     - Architects and Engineers Professional Liability -- Policies offered to architects and engineers and consultants in the fields of architecture; civil, electrical, mechanical, structural and process engineering; construction/property management; laboratory testing and surveying. All policies are written on a claims-made basis.

     -  Environmental, Asbestos and/or Lead Consultants Professional
        Liability -- Policies offered to consultants involved in environmental assessments, design/build services, asbestos or lead consulting, remedial investigations and feasibility studies, and storage tank consulting. Coverage is provided for liability arising out of the acts, errors and omissions of a consultant in the performance of professional services. All professional liability coverages are written on a claims-made basis.

  Owners and Lenders

     - Hazardous Waste Storage and Treatment Pollution Liability -- Policies offered in response to the insurance requirements of the Environmental Protection Agency in connection with facilities subject to the Resource Conservation and Recovery Act of 1976 ("RCRA"), which are provided on a claims-made basis.

     - Site Specific Pollution Liability -- Policies which cover pollution claims arising or emanating from a specific site are provided on a claims-made basis. Comprehensive site evaluations are required prior to providing coverage for any site.

     - Lenders Pollution Liability -- Policies offered to financial institutions for pollution occurring at property owned or controlled by the institution as a result of foreclosure or otherwise. Lender pollution liability coverage is offered on a claims-made basis.

  Products Liability

     - Products Liability -- Policies offered to manufacturers for a variety of products including chemicals, fertilizers, pesticides, pollution control devices and storage tanks, which are provided on a claims-made basis.

     The Company customizes many of its insurance policies to suit the individual needs of its insureds. Combined policies insuring multiple exposures under one policy form and one combined policy limit are available under favorable pricing terms.

     Surety Bonding. Surety bonds are written for specialty trade, environmental, asbestos and lead abatement contractors. Most bonds are supported by various levels of collateral based upon the financial condition of the contractor. Collateral consists of cash, liquid investments or letters of credit from financial institutions acceptable to the Company.

     The Company generally requires cash or irrevocable letters of credit to collateralize a portion or all of most bonds issued. In addition, the Company will only accept irrevocable letters of credit from financial institutions which have a rating of C "sound credit risk" or higher as determined by Thomson BankWatch, Inc. However, no assurance can be made that such financial institutions will maintain their financial strength and, thus, that funds guaranteed under letters of credit will be available, if needed, to offset any potential future claims.

     The Company provides the following types of bonds:

     - Payment and performance bonds -- Bonds to general building and specialty trade contractors, environmental remediation and asbestos abatement contractors and consultants, lead abatement contractors and solid waste disposal contractors. A payment and performance bond guarantees satisfactory performance and completion of the contractor's work and payment of the contractor's debts and obligations relating to the performance of the contract covered by the bond.

     - Closure and post-closure bonds -- Bonds for owners of solid and hazardous waste landfills as required to meet certain requirements under RCRA and remediation bonds in connection with the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"). Closure bonds usually guarantee that a property owner will restore property to a specified level or condition. Post-closure bonds guarantee cultivation and maintenance of a closed site.

     - Supply bonds and other specialty bonds -- Bonds required by contractors, manufacturers and other owners in their normal course of operations.

     - Miscellaneous surety, license, permit, self-insurer, supersedeas and other bonds -- Miscellaneous bonds issued to applicants based on bond form and applicant financial strength.

CONSTRUCTION CONTRACTING

  General

     The Company provides a broad range of coordinated interior contracting services. The Company began to offer asbestos abatement services in the 1970's and the Company continues to be active in the asbestos abatement field. The Company installs interiors including mechanical systems and electrical systems in office buildings, retail establishments, schools, colleges, churches, hospitals and other buildings. The Company's interior contracting is provided both in connection with new buildings and in connection with the remodeling and renovation of interiors of existing buildings usually under contracts with building owners and building occupants.

     The interior design, construction and asbestos abatement industries are highly fragmented. Many interior contractors, in contrast to the Company, specialize in a particular interior component such as ceilings or partitions. The Company provides a broad range of coordinated interior contracting services, many of which are performed by subcontractors. Both the interior construction and asbestos abatement markets have, in recent years, reflected the economic recession in the Northeast. The asbestos abatement market has also declined as many of the intensive abatement programs mandated in recent years with respect to public buildings have been completed.

  Asbestos Abatement Operations

     Both the Company's insurance and construction contracting operations have involved risks associated with asbestos. The Company has in the past insured and continues to insure risks associated with asbestos abatement or containment operations on both a claims made and occurrence basis. Since harm from exposure to asbestos fibers may not be detectable in humans for as long as thirty years, losses under insurance contracts written on an occurrence basis may not be known for some time.

     The Company's construction contracting operations involved the removal of asbestos. As asbestos containing materials deteriorate or become disturbed by incidental or intentional contact, asbestos fibers may enter the air and can circulate into the breathing zone of building occupants. Exposure to asbestos is thought by some to be a cause of cancer. In the mid 1970's, the Company became engaged in the removal of asbestos in addition to its other contracting operations. Since that time, it has been engaged in hundreds of contracts involving the removal of asbestos. Claims by non-employees related to asbestos have been made against the Company from time to time and are pending and there can be no assurance that claims will not be made in the future.

     While the Company currently has claims pending against it by employees, the Company believes that it is fully covered by workers' compensation insurance with respect to any claims by current and former employees relating to asbestos operations. The Company currently obtains its workers' compensation insurance in those states in which it performs work either from state insurance funds or one of several insurance companies designated in accordance with the Assigned Risk Pool. The amount of workers' compensation insurance maintained varies from state to state but is generally greater than the maximum recovery limits established by law and is not subject to any aggregate policy limits. In the past, the Company has received a number of asbestos-related claims from employees, all of which have been fully covered by its workers' compensation insurance. The Company believes, although no assurances can be given, that workers' compensation insurance sufficient to cover all future claims will remain available in accordance with applicable state laws.

                           MANAGEMENT OF THE COMPANY

     The following table sets forth the names and certain information concerning the directors and executive officers of the Company.

     Henry W. Nozko, Sr., age 76. Mr. Nozko, Sr., has been Chairman of the Board, President and Chief Executive Officer of the Company since 1951. He also has been a Director of United Coasts Corporation since 1985, a Director of Coastal Insurance since 1986 and a Director of ACSTAR Holdings, Inc. and ACSTAR Insurance since 1988, and Chairman and Co-Chief Executive Officer of United Coasts and Coastal Insurance since 1989. He is the husband of Victoria C. Nozko and the father of Henry W. Nozko, Jr.

     Henry W. Nozko, Jr., age 49. Mr. Nozko, Jr. is Executive Vice President, Chief Operating Officer, and Treasurer of the Company. He is a member of the Audit Committee. Mr. Nozko, Jr. also has been President, Co-Chief Executive Officer and Treasurer of United Coasts and Coastal Insurance since 1989, and President and Treasurer of ACSTAR Holdings, Inc. and ACSTAR Insurance since 1988. He is also a member of the Boards of Directors of United Coasts, Coastal Insurance, ACSTAR Holdings, Inc., ACSTAR Insurance and Three D Departments, Inc. He is the son of Henry W. Nozko, Sr. and Victoria C. Nozko.

     Victoria C. Nozko, age 77. Mrs. Nozko is a member of the Audit Committee and has been a housewife during the past five years. She is the wife of Henry W. Nozko, Sr. and the mother of Henry W. Nozko, Jr.

     John C. Creasy, age 76. Mr. Creasy is a member of the Compensation Committee and Audit Committee. He is the retired Chief Executive Officer of Danbury Hospital, and is a member of the Board of Directors of United Coasts and Coastal Insurance.

     Michael J. Sullivan, age 51. Mr. Sullivan is the Business Manager and Financial Secretary/Treasurer of the Sheet Metal Workers' Local Union No. 20 and the General Secretary/Treasurer of the Sheet Metal Workers' International Association.

     Robert H. Frazer, age 50. Mr. Frazer is currently Vice President, Secretary and General Counsel of the Company and an Officer and a Director of ACSTAR Insurance Company and ACSTAR Holdings, Inc. Mr. Frazer has also served as Vice President, Secretary and General Counsel of United Coasts and Coastal Insurance since 1989 and as a Director of United Coastal Insurance Company since September 1992.

     Michael P. Cifone, age 37. Mr. Cifone has been the Vice
President -- Finance of the Company since 1990 and Corporate Controller from 1989 to 1990.

              SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT OF THE COMPANY

     As of April 30, 1996, no person was known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Company Common Stock or Class A Stock except as set forth in the following table which also shows, as of that date, the total number of shares of stock of the Company beneficially owned, by each director and executive officer of the Company and by all directors and executive officers of the Company, as a group:

                                                                                            PERCENTAGE OF
                                                                                                TOTAL
                                                                                            VOTING POWER
                                                                                                (15)
                                                                            PERCENTAGE     ---------------
                                    CLASS       NUMBER OF SHARES             OF CLASS      BEFORE   AFTER
        BENEFICIAL OWNER           OF STOCK   BENEFICIALLY OWNED(1)       OUTSTANDING(%)   MERGER   MERGER
- ---------------------------------  --------   ---------------------       --------------   ------   ------
Henry W. Nozko, Sr...............  Common             456,000(2)(5)            68.09       51.64    46.03
                                   Class A             55,000(2)(4)             2.40
Henry W. Nozko, Jr...............  Common             189,274(2)(3)(5)         27.66       22.70    20.24
                                   Class A            179,824(2)(3)(4)          7.86
Victoria C. Nozko................  Class A             29,000                   1.30         .34      .30
John C. Creasy...................  Common               3,300                    .52         .67      .60
                                   Class A             25,000(6)                1.11
Michael J. Sullivan..............  Class A             15,000(7)                 .67         .17      .15
Robert H. Frazer.................  Class A             81,000(8)                3.50         .94      .83
Michael P. Cifone................  Class A             65,650(9)                2.86         .76      .67
Sheet Metal Workers' National
  Pension Fund...................  Class A          1,500,000(10)              40.19       14.89    13.41
AIG..............................  Class A          1,099,996(11)              35.11       11.61    10.39
Franklin Resources, Inc..........  Class A            495,000(12)              22.17        5.77     5.11
First Manhattan Co...............  Class A            304,950(13)              13.66        3.56     3.15
Investment Counselor of Maryland,
  Inc............................  Class A            190,000(14)               8.51        2.22     1.96
All Directors and Officers (7
  persons) as a Group............  Common             658,574                  89.68       71.28    64.07
                                   Class A            450,474                  17.82

- ---------------
 (1) The person listed has the sole power to vote the shares of Common Stock and Class A Stock listed above as beneficially owned by such person and has sole investment power with respect to such shares.

 (2) Does not include 14,260 shares of Common Stock nor 16,060 shares of Class A Stock held of record by ACMAT's qualified Thrift, Profit Sharing & Retirement Plan, of which Messrs. Nozko, Sr. and Nozko, Jr. are trustees. Address is 233 Main Street, New Britain, Connecticut 06050-2350.

 (3) Does not include 21,200 shares of Class A Stock and 5,500 shares of Common Stock held by Mr. Nozko, Jr. as custodian for his minor children nor 2,800 shares of Class A Stock and 2,750 shares of Common Stock held by his wife, Gloria C. Nozko.

 (4) Includes options to purchase 55,000 shares of Class A Stock.

 (5) Includes options to purchase 50,000 shares of Common Stock.

 (6) Includes options to purchase 25,000 shares of Class A Stock.

 (7) Includes options to purchase 15,000 shares of Class A Stock.

 (8) Includes options to purchase 80,000 shares of Class A Stock.

 (9) Includes options to purchase 65,000 shares of Class A Stock.

(10) Assumes the full conversion of $16,500,000 principal amount of 11.5% Convertible Note into 1,500,000 shares of Class A Stock. The Address of the Fund is Suite 500, 601 North Fairfax Street, Alexandria, VA 22314.

(11) Includes an assumption that the full conversion of 10.5% Convertible Senior Notes held by AIG Life Insurance Company ($3,000,000) and American International Life Assurance Company of New York ($6,000,000) into 900,000 shares of Class A Stock. The address of each such noteholder is One Chase Manhattan Place, New York, New York 10005.

(12) Address of Franklin Resources, Inc. is 777 Mariners Island Blvd. San Mateo, CA 94404

(13) Address of First Manhattan Co. is 437 Madison Avenue, New York, NY 10022.

(14) Address of Investment Counselor's of Maryland, Inc. is 803 Cathedral Street, Baltimore, Maryland 21201.

(15) Based upon one vote for each share of Company Common Stock and one-tenth vote for each share of Class A Stock.

                           BUSINESS OF UNITED COASTS

GENERAL

     The business of United Coasts is discussed generally under "Business of the Company" inasmuch as United Coasts is a majority-owned subsidiary of the Company. United Coasts is a holding company for United Coastal Insurance Company, an Arizona corporation ("Coastal Insurance"), which provides liability insurance for specialty trade, environmental remediation, asbestos and lead abatement contractors, as well as professional liability for architects, engineers, environmental consultants and others. This highly specialized insurance market includes general liability, pollution liability, environmental consulting liability, hazardous waste storage and treatment pollution liability and other related liabilities.

                          MANAGEMENT OF UNITED COASTS

     The following table sets forth the names and certain information concerning the directors and executive officers of United Coasts.

     HENRY W. NOZKO, SR., age 76. Mr. Nozko, Sr., was elected Chairman and Co-Chief Executive Officer of United Coasts and Coastal Insurance in September 1989. He has served as a Director of United Coasts since 1985, and a Director of Coastal Insurance since 1986. He has been Chairman of the Board, President, Chief Executive Officer and a Director of ACMAT Corporation since 1951. Mr. Nozko also serves as a Director of AMINS, ACSTAR Holdings, Inc. and ACSTAR Insurance Company. Mr. Nozko is the father of Henry W. Nozko, Jr.

     HENRY W. NOZKO, JR., age 49. Mr. Nozko, Jr., was elected President and Co-Chief Executive Officer of United Coasts and Coastal Insurance in September 1989 and was also elected Treasurer of United Coasts and Coastal Insurance in June 1990. He has served as a Director of United Coasts since 1985 and as a director of Coastal Insurance since 1986. He served as Executive Vice President and Secretary of United Coasts and Coastal Insurance from February 1988 to September 1989 and served as Executive Vice President, Secretary and Treasurer of United Coasts and Coastal Insurance from April 1987 to February 1988. He is also a member of United Coasts' Audit Committee and the Compensation Committee of Coastal Insurance. He is currently Executive Vice President, Chief Operating Officer and a Director of ACMAT Corporation and an Officer and Director of AMINS, and has held various positions with those companies for in excess of 5 years. He is the President and a Director of ACSTAR Holdings, Inc. and ACSTAR Insurance Company. He is a Director of Three D Departments, Inc. He is the son of Henry W. Nozko, Sr.

     JOHN C. CREASY, age 76. Mr. Creasy has been a director of United Coasts and Coastal Insurance since 1989. He is also a director of the Company and a member of the Company's Compensation Committee and Audit Committee. Mr. Creasy is the retired Chief Executive Officer of Danbury Hospital.

     JOSEPH D. SCOLLO, JR., age 32. Mr. Scollo has served as Senior Vice President -- Operations of United Coasts and Coastal Insurance since February 1991 and as a Director of Coastal Insurance since September 1992. He served as Vice President -- Finance of United Coasts and Coastal Insurance from October 1989 to February 1991.

     ROBERT H. FRAZER, age 50. Mr. Frazer has served as Vice President, Secretary and General Counsel of United Coasts and Coastal Insurance since 1989 and as a Director of Coastal Insurance since September 1992. Mr. Frazer is currently Vice President, Secretary and General Counsel of ACMAT Corporation and an Officer and a Director of ACSTAR Insurance Company and ACSTAR Holdings, Inc.

              SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                          MANAGEMENT OF UNITED COASTS

     As of April 30, 1996, no person was known to United Coasts to be the beneficial owner of more than 5% of its outstanding shares of UC Common Stock except as set forth in the following table which also shows, as of that date, the total number of shares of UC Common Stock beneficially owned, by each director and executive officer of United Coasts and by all directors and executive officers of United Coasts, as a group:

                                                                                       PERCENT OF
                 NAME AND ADDRESS OF                     NUMBER OF SHARES            UC COMMON STOCK
                  BENEFICIAL OWNER                     BENEFICIALLY OWNED(1)         OUTSTANDING(%)
- -----------------------------------------------------  ---------------------         ---------------
ACMAT Corporation....................................        8,520,000(2)                  83.6
  233 Main Street
  P.O. Box 2350
  New Britain, CT 06050-2350
ACSTAR Insurance Company.............................        2,070,000(2)                  20.3
  233 Main Street
  P.O. Box 2350
  New Britain, CT 06050-2350
John C. Creasy.......................................            3,000                       .3
Henry W. Nozko, Sr...................................        8,545,000(2)(3)(4)            83.6
Henry W. Nozko, Jr...................................        8,545,000(2)(3)(4)            83.6
Robert H. Frazer.....................................           25,000(4)                    .2
Joseph D. Scollo, Jr.................................              100                       --
All Directors and Executive Officers as a Group
  (5 persons)........................................        8,644,100                     83.8

- ---------------
(1) The person listed has the sole power to vote the shares of common stock listed above as beneficially owned by such person and has sole investment power with respect to such shares.

(2) ACSTAR Insurance Company ("ACSTAR Insurance") is a wholly-owned subsidiary of ACSTAR Holdings, Inc., which in turn is a wholly-owned subsidiary of ACMAT. Consequently, ACMAT may be deemed to be a beneficial owner of shares held by ACSTAR Insurance Company. ACMAT owns directly 6,450,000 shares or 64% of the UC Common Stock outstanding. Also, Messrs. Nozko, Sr. and Nozko, Jr. may each be deemed to own beneficially an aggregate of approximately 88% of the outstanding shares of ACMAT Common Stock and approximately 6% of the outstanding shares of ACMAT Class A Stock. Consequently, each of them also may be deemed to be a beneficial owner of the shares held by ACSTAR and ACMAT. Messrs. Nozko, Sr. and Nozko, Jr. each disclaim beneficial ownership of any shares of UC Common Stock owned by ACMAT or ACSTAR Insurance.

(3) Henry W. Nozko, Sr. and his son, Henry W. Nozko, Jr., are Directors of ACSTAR Insurance Company and are Officers, Directors and the principal stockholders of ACMAT Corporation. Together, the Company and ACSTAR own an aggregate of approximately 84% of the total shares of UC Common Stock outstanding.

(4) Includes options to purchase 25,000 shares of UC Common Stock.

                          DESCRIPTION OF CLASS A STOCK

     The Class A Stock is one of two classes of common stock of the Company, the other class being the Common Stock, each without par value. Except with respect to voting rights, as discussed below, the rights of the Class A Stock and Common Stock are identical. Each share of Class A Stock and Common Stock is entitled to share ratably in distributions by the Company upon liquidation or otherwise and in dividends when and as declared and paid.

     The Company is authorized to issue up to 10,000,000 shares of Class A Stock of which 2,232,585 shares were issued and outstanding on April 30, 1996 and an additional 2,790,000 shares were reserved for issuance pursuant to certain options, warrants and conversion rights, and 3,500,000 shares of Common Stock of which 634,340 shares were issued and outstanding on April 30, 1996 and an additional 100,000 shares were reserved for issuance pursuant to certain options.

     Holders of the Class A Stock are entitled to one-tenth vote per share in relation to the Common Stock, holders of which are entitled to one vote per share. Both the Class A Stock and Common Stock vote together as a single class on a matters brought before the shareholders of the Company except as may otherwise be required under Connecticut law. Connecticut law requires that with respect to certain amendments to the Certificate of Incorporation of the Company and in connection with proposals for merger or liquidation, the Class A Stock and Common Stock will vote as separate classes.

     The Company has not paid any dividends on either the Class A Stock or Common Stock and does not intend to pay dividends on either such class in the foreseeable future. Dividends on both the Class A Stock and Common Stock are restricted under certain agreements between the Company and holders of debt securities of the Company, the most restrictive provision of which limits the Company's ability to pay dividends.

     Although not directly affecting the Company's ability to pay dividends, the Company's insurance subsidiaries are restricted by applicable state regulations in their ability to pay dividends, such restrictions limit total dividends of such subsidiaries to approximately $6,600,000 in 1996.

                         DESCRIPTION OF UC COMMON STOCK

     The UC Common Stock is common stock, with a par value of $.01 per share, all shares of which are entitled to share ratably in distributions to shareholders of United Coasts upon liquidation or otherwise and in dividends when and as declared paid. Each share of UC Common Stock is entitled to one vote with respect to matters brought before the shareholders.

     United Coasts is authorized to issue up to 20,000,000 shares of UC Common Stock of which 10,187,189 shares were outstanding on April 30, 1996 and an additional 75,000 shares were reserved for issuance pursuant to certain options and warrants.

     United Coasts has not paid any dividends since 1987. Although not directly restricting the ability of United Coasts to pay dividends to its shareholders, United Coasts' insurance subsidiary, United Coastal Insurance Company, is restricted under regulations of the state of Arizona in its ability to pay dividends to $4,047,500 in 1996, without the prior approval of the Arizona Insurance Department.

     The rights and privileges of UC Common Stock are subordinate to the rights and preferences of a class of Preferred Stock, par value $.01 per share of United Coasts, of which 1,000,000 shares are authorized and none of which are issued or outstanding.

     COMPARISON OF RIGHTS OF SHAREHOLDERS OF THE COMPANY AND UNITED COASTS

     The rights of holders of UC Common Stock are substantially the same as those of the Company's shareholders except for certain important variations discussed below between (i) the Connecticut Stock Corporation Act ("Connecticut Law") and the Delaware General Corporation Law ("Delaware Law") and (ii) the Certificates of Incorporation and By-Laws of the Company and United Coasts.

     The following is a summary of certain such differences.

PREEMPTIVE RIGHTS

     The Company. Under Connecticut Law, the holders of common stock, in general, have preemptive rights unless the certificate of incorporation specifically provides to the contrary or unless the shareholders waive such rights with respect to specific issuances of common stock or securities convertible into common stock. The Company's Certificate of Incorporation provides that holders of the Company's securities shall not have preemptive rights.

     United Coasts. Under Delaware Law, preemptive rights are not available to stockholders unless specifically authorized by the certificate of incorporation. The Certificate of Incorporation of United Coasts does not authorize any preemptive rights.

VOTING RIGHTS

     The Company. Connecticut Law requires the affirmative vote of a majority of the Board of Directors plus the affirmative vote of the holders of at least two-thirds of the outstanding shares to approve certain mergers or consolidations involving the Company, a dissolution of the Company or a sale of all or substantially all of the Company's assets. Furthermore, according to the Connecticut Law these "fundamental change" must be approved by each class of outstanding shareholders voting independently. Although Connecticut law provides that any amendment to the Company's Certificate of Incorporation needs the affirmative vote of a majority of its Board of Directors and only a majority of its outstanding shares, the Certificate of Incorporation of the Company provides that the approval of not less than two-thirds of the voting power of all classes of stock entitled to vote in elections of directors is required for any amendments of the Certificate of Incorporation.

     In general, no shareholder vote is required to approve a merger in which the Company is the survivor if no amendment to the Certificate of Incorporation is involved and if the shares to be issued under the plan of merger could have been issued by the Company's board without any shareholder authorization.

     The Company's shareholders have no cumulative voting rights in the election of directors.

     United Coasts. Generally, except as discussed below, under Delaware Law, only the affirmative vote of the holders of a majority of the outstanding shares entitled to vote will be required to approve an amendment to the Certificate of Incorporation, certain mergers or a consolidation involving United Coasts, a dissolution of United Coasts or a sale of all or substantially all of United Coasts' assets.

CALL OF SPECIAL MEETINGS OF SHAREHOLDERS

     The Company. Connecticut Law requires that special meetings of shareholders may be called by the Board of Directors or by such person or persons as may be authorized by the Certificate of Incorporation or the By-Laws. Upon the written request of the holders of not less than one-tenth of the voting power of all shares entitled to vote at a meeting, the President shall call a special shareholders' meeting for the purposes specified in such request and cause notice thereof to be given except that if the corporation has a class of voting stock registered pursuant to Section 12 of the Securities Exchange Act of 1934, as the same has been or hereafter may be amended from time to time, and no person held ten per cent or more of the voting power of all shares of the corporation on February 1, 1988, the president need not call such meeting except upon the written request of the holders of not less than thirty-five per cent of such voting power. If the president shall not, within fifteen days after the receipt of such shareholders' request, so call such meeting, such shareholders may call the same.

     United Coasts. Delaware Law permits the Board of Directors or any other person or persons authorized in the By-Laws to call special meetings of the stockholders. Delaware Law does not require, as does Connecticut Law, that holders of at least 10% of the issued and outstanding shares of stock be permitted to call special meetings of stockholders. The By-Laws of United Coasts require that special meetings of stockholders may be called by the Chairman of the Board, President, the Board of Directors or on the petition by one or more stockholders holding at least 10% of the issued and outstanding shares of stock.

CORPORATE ACTION WITHOUT A SHAREHOLDERS' MEETING

     The Company. Connecticut Law provides that actions which would otherwise require shareholder approval at a meeting of shareholders may be taken without a shareholder meeting (1) by written consent of all persons entitled to vote on the action, or (2) if the certificate of incorporation so provides, and the action to be taken is not an election of directors, by the written consent of persons holding shares sufficient under the certificate of incorporation to approve the action (but in no case less than a majority of all shares entitled to vote). The Company's Certificate of Incorporation does not so provide.

     United Coasts. Delaware Law provides that, unless prohibited by the certificate of incorporation, corporate actions may be authorized without a vote or a meeting through the written consent of holders of voting shares sufficient to approve the action at a meeting where all holders of voting shares were present and voted. United Coasts Certificate of Incorporation does not prohibit such action.

DIVIDENDS

     The Company. Connecticut Law provides that the Company may pay dividends on its outstanding shares in cash, property or its own shares, except when the corporation is insolvent or when such payment would render the corporation insolvent. Connecticut Law permits a corporation to redeem or repurchase its shares out of earned surplus and, under certain circumstances, out of capital surplus.

     United Coasts. Under Delaware Law, a corporation may, unless otherwise restricted by its certificate of incorporation, declare and pay dividends out of surplus (the excess, if any, at any given time, of the net assets of the corporation over its legal capital), or if no surplus exists, out of net profits for the current or preceding fiscal year, provided that the amount of the capital following the declaration and payment of the dividend is not less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of the assets of the corporation. Additionally, Delaware law provides that a corporation may redeem or repurchase its shares of common stock only out of surplus.

APPRAISAL RIGHTS

     The Company. Objecting shareholders who follow prescribed statutory procedures are entitled to appraisal rights in connection with amendments to the certificate of incorporation which would have specified adverse effects on the rights of the holders (e.g., elimination of preemptive rights), mergers or consolidations involving the corporation (except for certain mergers in which the corporation is the survivor) or certain sales of all or substantially all of the assets of the corporation.

     United Coasts. Under Delaware law, subject to certain exceptions that do not apply to the Merger, any stockholder of a Delaware corporation who holds shares of stock on the date that a meeting of stockholders is called to vote on a merger proposal with respect to such shares of stock, who continuously holds such shares through the effective date of the merger, who has otherwise complied with Section 262(d) of the Delaware Corporation Law, and who has neither voted in favor of the merger nor consented thereto in writing shall be entitled to appraisal by the Court of Chancery of the fair value of his shares of stock. See "The Merger -- Appraisal Rights".

PERSONAL LIABILITY OF DIRECTORS

     In recent years both Connecticut and Delaware adopted similar though not identical statutes permitting a corporation to limit the personal liability of its directors by including limited liability language in the corporation's certificate of incorporation. Both the Company and United Coasts have amended their certificates of incorporation to include such director limited liability provisions.

     Both Connecticut and Delaware law prohibit limiting director liability under certain circumstances as described below.

     Connecticut. Connecticut Law allows a corporation to include in its certificate of incorporation a provision limiting personal liability for a director to the corporation or its shareholders for monetary damages for breach of duty as a director to an amount that is not less than the compensation received by the director for serving the corporation during the year of the violation if such breach did not (a) involve a knowing and culpable violation of law by the director, (b) enable the director or an associate to receive an improper personal economic gain, (c) show a lack of good faith and a conscious disregard for the duty of the director to the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation, (d) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the corporation, or (e) create liability under Section 33-321 of the Connecticut Law concerning improper distributions and other improper actions. No such provision shall limit or preclude the liability of a director for any act or omission occurring prior to the effective date of such provision.

     Delaware. Delaware law allows a corporation to include in its certificate of incorporation a provision limiting personal liability for a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware Law concerning unlawful dividends and stock repurchases and redemptions, or (d) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this subsection to a director shall also be deemed to refer to a member of the governing body of a corporation which is not authorized to issue capital stock.

                        FEDERAL INCOME TAX CONSEQUENCES

     The Company has received an opinion of its accountants substantially to the effect that, with respect to the Unaffiliated Holders, the Merger should qualify for federal income tax purposes as a reorganization within the meaning of section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended. Accordingly, (a) the Unaffiliated Holders should recognize no gain or loss on the exchange of their UC Common Stock solely for ACMAT stock pursuant to the Merger, (b) the Unaffiliated Holders will recognize gain (if any) on the receipt of cash in lieu of fractional shares, and (c) the basis of the ACMAT stock (including any fractional share interest to which they may be entitled) to be received by the Unaffiliated Holders should be the same as the basis of the UC Common Stock surrendered in exchange therefor. The opinion is based upon facts and representations provided by the Company, which include representations that relate to events that may occur after the Merger. The opinion is not binding upon any tax authority or any court and no assurance can be given that a position contrary to that expressed in the opinion will not be asserted by a tax authority and ultimately sustained by a court. The opinion relies upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the regulations thereunder, and judicial and administrative interpretations thereof in effect as of the Effective Date, which are subject to change or modification (that may be retroactive in effect) by subsequent legislative, regulatory, administrative, or judicial decisions.

     THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF UC COMMON STOCK IN LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES. EACH HOLDER OF UC COMMON STOCK SHOULD CONSULT WITH SUCH HOLDER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS.

                                 LEGAL MATTERS

     The legality of the Class A Stock to be issued in connection with the Merger will be passed upon for the Company by Murtha, Cullina, Richter and Pinney, Hartford, Connecticut.

                                    EXPERTS

     The consolidated financial statements and schedules of ACMAT and subsidiaries, and the consolidated financial statements of United Coasts and subsidiary, included in or incorporated by reference in this Prospectus and elsewhere in this Registration Statement, to the extent and for the periods indicated in its reports, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and are included in reliance upon the authority of said firm as experts in accounting and auditing. The reports of KPMG Peat Marwick LLP covering both ACMAT and subsidiaries and United Coasts and subsidiary, refer to a change in the method of accounting for investments in 1994.

     The discussions included under the headings "Federal Income Tax Consequences" were prepared for the Company by KPMG Peat Marwick LLP, independent certified public accountants, and have been included herein upon the authority of said firm as experts in tax accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ACMAT CORPORATION AND SUBSIDIARIES:

     The following Consolidated Financial Statements of the Company, related notes and Independent Auditors' Report are included herein:

Independent Auditors' Report..........................................................  F-2
Consolidated Statements of Earnings for the years ended December 31, 1995, 1994 and
  1993................................................................................  F-3
Consolidated Balance Sheets as of December 31, 1995 and 1994..........................  F-4
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1995,
  1994 and 1993.......................................................................  F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1994 and
  1993................................................................................  F-6
Notes to Consolidated Financial Statements -- December 31, 1995, 1994 and 1993........  F-7
Unaudited Consolidated Statements of Earnings for the three-month periods ended March
  31, 1996 and 1995...................................................................  F-23
Unaudited Consolidated Balance Sheet as of March 31, 1996.............................  F-24
Unaudited Consolidated Statements of Stockholders' Equity for the three-month period ended March 31, 1996 and 1995.......................................................  F-25
Unaudited Consolidated Statements of Cash Flows for the three-month periods ended
  March 31, 1996 and 1995.............................................................  F-26
Notes to Unaudited Consolidated Financial Statements..................................  F-27

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
ACMAT Corporation:

     We have audited the accompanying consolidated balance sheets of ACMAT Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ACMAT Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1994 the Company changed its method of accounting for investments.

                                          KPMG Peat Marwick LLP

Hartford, Connecticut
February 24, 1996

                       ACMAT CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                           1995            1994           1993
                                                        -----------     ----------     ----------
Earned Premiums.......................................  $23,492,905     27,141,639     25,422,187
Contract Revenues.....................................   11,614,632      8,160,758      8,532,260
Investment Income, Net................................    6,062,883      4,637,158      4,563,514
Net Realized Capital Gains (Losses)...................        7,897        (34,238)       721,601
Other Income..........................................      679,081        850,359        954,060
                                                        -----------     ----------     ----------
                                                         41,857,398     40,755,676     40,193,622
                                                        -----------     ----------     ----------
Losses and Loss Adjustment Expenses...................  7,115,371..      8,209,992      7,623,178
Cost of Contract Revenues.............................   10,774,758      7,793,535      9,327,616
Amortization of Policy Acquisition Costs..............    3,939,008      4,260,759      3,407,104
Selling, General and Administrative Expenses..........    6,097,322      6,964,686      6,873,217
Interest Expense......................................    4,810,578      4,940,014      5,609,893
                                                        -----------     ----------     ----------
                                                         32,737,037     32,168,986     32,841,008
                                                        -----------     ----------     ----------
Earnings Before Income Taxes and Minority Interests...    9,120,361      8,586,690      7,352,614
Income Taxes..........................................    2,414,400      2,245,300      1,888,000
                                                        -----------     ----------     ----------
Earnings Before Minority Interests....................    6,705,961      6,341,390      5,464,614
Minority Interests....................................   (1,355,681)    (1,501,529)    (1,555,497)
                                                        -----------     ----------     ----------
Net Earnings..........................................  $ 5,350,280      4,839,861      3,909,117
                                                        ===========     ==========     ==========
Net Earnings Per Share and Share Equivalent...........  $      1.46           1.17            .91
                                                        -----------     ----------     ----------
Net Earnings Per Share -- Assuming Full Dilution......  $      1.18             --             --
                                                        -----------     ----------     ----------

                See Notes to Consolidated Financial Statements.

                       ACMAT CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994

                                                                                 1995            1994
                                                                             ------------     -----------
                                 ASSETS
Investments:
  Fixed Maturities -- Available for Sale at Fair Value (Cost of
    $121,612,706 in 1995 and $110,647,319 in 1994).........................  $122,387,491     108,911,211
  Equity Securities, at Fair Value (Cost of $20,000 in 1995 and $627,252 in
    1994)..................................................................        20,000         444,109
  Limited Partnership Investment, at Fair Value (Cost of $1,120,354 in 1995
    and $1,097,261 in 1994)................................................     1,641,763       1,204,914
  Short-term Investments, at Cost Which Approximates Fair Value............     8,359,047       8,726,056
    Total Investments......................................................   132,408,301     119,286,290
Cash and Cash Equivalents..................................................     5,120,375       5,471,148
Accrued Interest Receivable................................................     2,230,988       1,890,826
Receivables, Net of Allowance for Doubtful Accounts of $254,825 in 1995 and
  $194,815 in 1994.........................................................     9,022,434       9,480,567
Reinsurance Recoverable....................................................     3,872,099       4,228,879
Income Tax Refund Receivable...............................................       233,572          23,518
Prepaid Expenses...........................................................       178,965         234,929
Deferred Income Taxes......................................................     1,971,148       2,285,649
Property and Equipment, Net................................................    13,987,256      14,364,020
Deferred Policy Acquisition Costs..........................................     3,459,308       3,661,421
Other Assets...............................................................     3,869,028       3,192,151
Intangibles, Net...........................................................     4,048,764       4,375,416
                                                                             ------------     -----------
                                                                             $180,402,238     168,494,814
                                                                             ============     ===========
                     LIABILITIES & STOCKHOLDERS' EQUITY
Notes Payable to Banks.....................................................  $  7,500,000       4,300,000
Accounts Payable...........................................................     2,189,645       2,302,202
Reserves for Losses and Loss Adjustment Expenses...........................    45,235,311      40,954,783
Unearned Premiums..........................................................    14,302,613      14,977,825
Collateral Held............................................................    17,767,955      10,403,706
Other Accrued Liabilities..................................................     1,861,815       1,681,266
Income Taxes...............................................................            --         294,980
Long-term Debt.............................................................    40,127,590      43,405,266
                                                                             ------------     -----------
  Total Liabilities........................................................   128,984,929     118,320,028
Minority Interests.........................................................    13,830,050      12,169,851
Stockholders' Equity:
  Common Stock (No Par Value; 3,500,000 Shares Authorized; 642,464 and
    652,920 Shares Issued and Outstanding).................................       642,464         652,920
  Class A Stock (No Par Value; 10,000,000 Shares Authorized; 2,665,836 and
    3,313,067 Issued and Outstanding)......................................     2,665,836       3,313,067
  Additional Paid-in Capital...............................................     1,921,100       9,358,948
  Retained Earnings........................................................    31,601,383      26,251,103
  Unrealized gain (loss) on Securities, Net of Deferred Taxes of $389,685
    in 1995................................................................       756,476      (1,571,103)
                                                                             ------------     -----------
  Total Stockholders' Equity...............................................    37,587,259      38,004,935
                                                                             ------------     -----------
Commitments and Contingencies..............................................  $180,402,238     168,494,814
                                                                             ============     ===========

                See Notes to Consolidated Financial Statements.

                       ACMAT CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        DECEMBER 31, 1995, 1994 AND 1993

                                                                                                        NET
                                                                                                    UNREALIZED
                                           COMMON        CLASS A      ADDITIONAL                       GAINS            TOTAL
                                           STOCK          STOCK        PAID-IN        RETAINED      (LOSSES) ON     STOCKHOLDERS'
                                         PAR VALUE      PAR VALUE      CAPITAL        EARNINGS      SECURITIES         EQUITY
                                         ----------     ---------     ----------     ----------     -----------     -------------
Balance as of December 31, 1992.........  $714,275      3,529,505     12,347,677     17,502,125        (63,651 )      34,029,931
Acquisition and retirement of 20,942
  shares of Common Stock................  $(20,942)            --       (199,215)            --             --          (220,157)
Acquisition and retirement of 137,454
  shares of Class A Stock...............        --       (137,454)    (1,087,689)            --             --        (1,225,143)
Net unrealized appreciation of equity
  securities............................        --             --             --             --        192,254           192,254
Net earnings............................        --             --             --      3,909,117             --         3,909,117
                                         ----------     ---------     ----------     ----------     -----------     -------------
Balance as of December 31, 1993.........  $693,333      3,392,051     11,060,773     21,411,242        128,603        36,686,002
Acquisition and retirement of 40,413
  shares of Common Stock................  $(40,413)            --       (447,343)            --             --          (487,756)
Acquisition and retirement of 478,484
  shares of Class A Stock...............        --       (478,484)    (3,736,514)            --             --        (4,214,998)
Issuance of 379,500 shares of Class A
  Stock.................................        --        379,500      2,620,500             --             --         3,000,000
Issuance of 20,000 shares of Class A
  Stock pursuant to stock options.......        --         20,000        100,000             --             --           120,000
Effect of adoption of FAS No. 115, net
  of taxes..............................        --             --             --             --        472,000           472,000
Net unrealized losses on debt and equity
  securities............................        --             --             --             --     (2,171,706 )      (2,171,706)
Deferred tax benefit on net unrealized
  losses on debt and equity
  securities............................        --             --             --             --        619,862           619,862
Deferred tax valuation allowance........        --             --             --             --       (619,862 )        (619,862)
Other...................................        --             --       (238,468)            --             --          (238,468)
Net earnings............................        --                            --      4,839,861             --         4,839,861
                                         ----------     ---------     ----------     ----------     -----------     -------------
Balance as of December 31, 1994.........  $652,920      3,313,067      9,358,948     26,251,103     (1,571,103 )      38,004,935
Acquisition and retirement of 10,456
  shares of Common Stock................  $(10,456)            --       (151,829)            --             --          (162,285)
Acquisition and retirement of 797,228
  shares of Class A Stock...............        --       (797,228)    (8,635,992)            --             --        (9,433,220)
Issuance of 149,997 shares of Class A
  Stock.................................        --        149,997      1,349,973             --             --         1,499,970
Net unrealized appreciation of debt and
  equity securities.....................        --             --             --             --      2,717,264         2,717,264
Deferred taxes on net unrealized gains
  on debt and equity securities.........        --             --             --             --       (389,685 )        (389,685)
Net earnings............................        --             --             --      5,350,280             --         5,350,280
                                         ----------     ---------     ----------     ----------     -----------     -------------
Balance as of December 31, 1995.........  $642,464      2,665,836      1,921,100     31,601,383        756,476        37,587,259
                                         =========       ========      =========      =========     ==========       ===========

                See Notes to Consolidated Financial Statements.

                       ACMAT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED DECEMBER 31, 1995, 1994, 1993

                                                        1995            1994             1993
                                                    ------------     -----------     ------------
Cash Flows From Operating Activities:
  Net Earnings..................................    $  5,350,280       4,839,861        3,909,117
  Adjustments to Reconcile Net Earnings to Net
     Cash Provided by Operating Activities:
     Depreciation and Amortization..............       2,224,897       2,953,146        3,809,883
     Minority Interests.........................       1,355,681       1,501,529        1,555,497
     Net Realized Capital (Gains) Losses........          (7,897)         34,238         (721,601)
     Changes In:
       Accrued Interest Receivable..............        (340,162)       (204,588)          81,591
       Receivables, Net.........................         458,133      (1,230,342)         589,369
       Reinsurance recoverable..................         356,780          64,170       (4,293,049)
       Deferred Policy Acquisition Costs........         202,113          44,338       (1,133,633)
       Prepaid Expenses and Other Assets........        (693,741)       (184,745)      (1,082,524)
       Accounts Payable and Other Liabilities...          67,992        (114,872)         184,733
       Collateral Held..........................       7,364,249      (4,811,215)       4,408,845
       Reserves for Losses and Loss Adjustment
          Expenses..............................       4,280,528       6,225,140        5,489,385
       Income Taxes.............................        (631,229)        559,938          739,123
       Unearned Premiums........................        (675,212)        (47,154)       2,775,551
                                                    ------------     -----------     ------------
          Net Cash Provided by Operating
            Activities..........................      19,312,412       9,629,444       16,312,287
                                                    ------------     -----------     ------------
Cash Flows From Investing Activities:
  Proceeds From Investments Sold or Matured:
     Fixed Maturities -- Sold...................      12,902,187      12,832,799       93,433,751
     Fixed Maturities -- Matured................      42,485,000      27,569,700       10,468,000
     Equity Securities..........................         614,340         925,272          484,405
  Purchases Of:
     Fixed Maturities...........................     (67,587,026)    (38,382,662)    (118,533,382)
     Equity Securities..........................              --        (384,013)              --
     Limited Partnership Investment.............         (23,092)        (49,836)        (553,284)
  Short-term Investments, Net...................         367,009      (3,260,509)        (502,343)
  Purchase of 9% interest in ACSTAR Holdings,
     Inc........................................              --      (3,000,000)              --
  Payments for Covenants Not-To-Compete.........              --              --         (300,000)
  Capital Expenditures..........................        (213,392)       (786,126)        (316,248)
                                                    ------------     -----------     ------------
          Net Cash Used for Investing
            Activities..........................     (11,454,974)     (4,535,375)     (15,819,101)
                                                    ------------     -----------     ------------
Cash Flows From Financing Activities:
  Borrowings Under Line of Credit...............       4,200,000       1,700,000               --
  Repayments Under Line of Credit...............      (1,000,000)     (1,700,000)              --
  Repayments on Long-term Debt..................      (1,777,706)    (14,427,197)      (1,564,041)
  Issuance of Long-term Debt....................              --       8,000,000               --
  Issuance of Class A Stock.....................              --       2,881,532               --
  Payments for Subsidiaries' Stock..............         (35,000)        (41,250)        (567,655)
  Payments for Acquisition and Retirement of
     Stock......................................      (9,595,505)     (4,702,754)      (1,445,300)
                                                    ------------     -----------     ------------
          Net Cash Used For Financing
            Activities..........................      (8,208,211)     (8,289,669)      (3,576,996)
                                                    ------------     -----------     ------------
Net Decrease in Cash and Cash Equivalents.......        (350,773)     (3,195,600)      (3,083,810)
Cash and Cash Equivalents, Beginning of Year....       5,471,148       8,666,748       11,750,558
                                                    ------------     -----------     ------------
Cash and Cash Equivalents, End of Year..........    $  5,120,375       5,471,148        8,666,748
                                                     ===========      ==========      ===========

                See Notes to Consolidated Financial Statements.

                       ACMAT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation

     The consolidated financial statements include ACMAT Corporation ("ACMAT" or the "Company"), its wholly-owned subsidiaries, AMINS, Inc., Geremia Electric Co., ACMAT of Texas, Inc., ACSTAR Holdings, Inc. ("ACSTAR Holdings") and ACSTAR Holdings' wholly-owned subsidiary, ACSTAR Insurance Company ("ACSTAR"); and its 84% owned subsidiary, United Coasts Corporation ("United Coasts") and United Coasts' wholly-owned subsidiary, United Coastal Insurance Company ("Coastal Insurance").

     On September 21, 1994, ACMAT purchased 30 shares of ACSTAR Holdings stock for $3,000,000. As a result of the stock purchase, ACMAT's ownership of ACSTAR Holdings increased to 100%.

     These consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 1994 and 1993 financial statements to conform with the classifications in 1995.

  (b) Business

     ACMAT operates as an insurance holding company and as an interior contractor; designing, supplying, renovating and installing interiors for commercial, industrial and institutional buildings, including asbestos abatement contracting.

     ACMAT's Insurance Group includes United Coastal Insurance, ACSTAR and AMINS, Inc. Coastal Insurance is an excess and surplus lines property and casualty insurer providing specialty general and environmental liability insurance to specialty trade and environmental contractors, property owners, storage and treatment facilities and allied professionals, as well as professional liability insurance to architects, engineers and consultants. ACSTAR is licensed as an admitted insurer in 50 states and the District of Columbia and provides surety bonding for specialty trade, environmental remediation and asbestos abatement contractors. AMINS, Inc. is an insurance agency which acts primarily as a general agent for ACSTAR and United Coastal Insurance. United Coastal Insurance participates in a number of reinsurance arrangements with other companies on a quota share basis. These arrangements primarily cover marine and other property catastrophic risks.

     During 1995, 1994 and 1993, customers who individually accounted for more than 10% of consolidated construction contracting revenue for the respective years are as follows: 1995 -- three customers provided 28%, 24% and 18%, respectively; in 1994 -- three customers provided 17%, 13% and 11%, respectively; 1993 -- two customers provided 26% and 22%, respectively. No customers accounted for more than 10% of the consolidated insurance revenues in any year.

  (c) Investments

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under FAS 115, debt securities are classified as held to maturity, available for sale or trading. The Company classifies all debt and equity securities as available for sale. As of January 1, 1994, debt securities classified as available for sale, are carried at fair value and unrealized gains and losses are excluded from earnings and recorded as a separate component of stockholders' equity, net of estimated income taxes. Adjustments to minority interests are made as a result of unrealized gains and losses. The effect on stockholders' equity from adoption of the statement resulted in an

                       ACMAT CORPORATION AND SUBSIDIARIES
increase in stockholders' equity of $472,000, net of deferred taxes, due to the revaluation of the Company's debt securities on January 1, 1994.

     Investments in equity securities, which are comprised of common stocks, are classified as available for sale and carried at fair value based on quoted market values.

     Investment in limited partnership, which represents participation in a joint venture which invests primarily in small capitalization stocks traded on national market exchanges, is carried at fair value, which is determined based upon the market value of the investments held by the partnership.

     Short-term investments, consisting primarily of money market instruments maturing within one year are carried at cost which, along with accrued interest, approximates fair value. Cash and cash equivalents include cash on hand and short-term highly liquid investments of maturities of three months or less when purchased. These investments are carried at cost plus accrued interest which approximates fair value.

     Realized gains and losses are determined on a specific identification basis. Unrealized gains and losses on debt and equity securities and limited partnership gains and losses, net of deferred taxes, if applicable, are included in stockholders' equity.

     The Company continually evaluates its investment portfolio and establishes reserves for impairment in value deemed to be other than temporary.

  (d) Policy Acquisition Costs

     Policy acquisition costs, representing commissions and certain underwriting costs, are deferred and amortized on a straight-line basis over the policy term. During the years ended December 31, 1995, 1994 and 1993, deferrable costs capitalized were $3,736,895, 4,216,421 and $4,540,737 respectively. The amortization of deferred policy acquisition costs charged to operations for the years ended December 31, 1995, 1994 and 1993 was 3,939,008, $4,260,759 and
$3,407,104 respectively.

  (e) Property and Equipment

     Property and equipment are reported at depreciated cost. Depreciation is computed using the straight-line method at rates based upon the respective estimated useful lives of the assets. Maintenance and repairs are expensed as incurred.

  (f) Intangibles

     All intangibles are stated at amortized cost and are being amortized using the straight-line method. Intangibles include insurance operating licenses and goodwill, which represents the excess of cost over the fair market value of net assets acquired. These intangible assets are amortized over periods ranging from 15 to 25 years.

  (g) Insurance Reserve Liabilities

     Reserves for losses and loss adjustment expenses are established with respect to both reported and incurred but not reported claims for insured risks. The amount of loss reserves for reported claims is primarily based upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding the claim and the policy provisions relating to the type of claim. As part of the reserving process, historical data are reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Reserves are monitored and recomputed periodically using new information on reported claims.

                       ACMAT CORPORATION AND SUBSIDIARIES

     Reserves for losses and loss adjustment expenses are estimates at any given point in time of what the Company may have to pay ultimately on incurred losses, including related settlement costs, based on facts and circumstances then known. The Company also reviews its claims reporting patterns, past loss experience, risk factors and current trends and considers their effect in the determination of estimates of incurred but not reported losses. Ultimate losses and loss adjustment expenses are affected by many factors which are difficult to predict, such as claim severity and frequency, inflation levels and unexpected and unfavorable judicial rulings. Reserves for surety claims also consider the amount of collateral held as well as the financial strength of the contractor and its indemnitors. Management believes that the reserves for losses and loss adjustment expenses are adequate to cover the unpaid portion of the ultimate net cost of losses and loss adjustment expenses incurred, including losses incurred but not reported.

  (h) Collateral Held

     The carrying amount of collateral held approximates its fair value because of the short maturity of these instruments. Collateral held represents cash and investments retained by the Company for surety bonds issued by the Company.

  (i) Reinsurance

     In the normal course of business, the Company assumes and cedes reinsurance with other companies. Reinsurance ceded primarily represents excess of loss reinsurance with companies with "A" ratings from the insurance rating organization, A.M. Best Company, Inc. Such reinsurance is applicable on a per policy basis generally to those policies with per occurrence limits in excess of $2 million up to $5 million for liability and in excess of $1.5 million up to $15.3 million for surety bonds. Effective April 1, 1995, the Company secured additional treaty excess of loss reinsurance which provides limits on a per policy basis of $5,000,000 per occurrence or claim made and in the aggregate excess of $5,000,000 per occurrence or claim made and in the aggregate. Reinsurance ceded also includes a facultative reinsurance treaty which is applicable to excess policies written over a primary policy issued by the Company for specific projects. Reinsurance is ceded to limit losses from large exposures and to permit recovery of a portion of direct losses; however, such a transfer does not relieve the originating insurer of its liability. The Company participates in assumed quota-share reinsurance arrangements covering marine and property catastrophe risks with one of its excess of loss reinsurers.

     Reinsurance recoverables include ceded reserves for losses and loss adjustment expenses and ceded unearned premiums are included in other assets. All reinsurance contracts maintained by the Company qualify as short-duration prospective contracts under the provisions of FAS No. 113. A summary of reinsurance premiums written and earned is provided below:

                                           PREMIUMS WRITTEN                        PREMIUMS EARNED
                                 -------------------------------------   ------------------------------------
                                    1995          1994         1993         1995         1994         1993
                                 -----------   ----------   ----------   ----------   ----------   ----------
    Direct.....................  $22,810,600   26,307,031   28,514,995   23,171,614   26,177,153   26,402,116
    Assumed....................    1,427,542    2,509,377      613,365    1,582,138    2,480,330      775,544
    Ceded......................   (1,381,351)  (1,599,953)  (1,816,208)  (1,260,847)  (1,515,844)  (1,755,473)
                                    --------     --------     --------     --------     --------     --------
    Totals.....................  $22,856,791   27,216,455   27,312,152   23,492,905   27,141,639   25,422,187
                                    ========     ========     ========     ========     ========     ========


     Reinsurance recoveries on ceded paid losses and loss adjustment expenses totalled approximately $30,000 and $388,000 for the year ended December 31, 1995 and 1993, respectively. There were no ceded paid losses and loss adjustment expenses for the year ended December 31, 1994. Ceded incurred losses and loss adjustment expenses totalled $425,458 and $638,554 for the years ended December 31, 1995 and 1994, respectively.

                       ACMAT CORPORATION AND SUBSIDIARIES

  (j) Revenue Recognition

     Revenue on construction contracts is recorded using the percentage of completion method. Under this method revenues with respect to individual contracts are recognized in the proportion that costs incurred to date relate to total estimated costs. Revenues and cost estimates are subject to revision during the terms of the contracts, and any required adjustments are made in the periods in which the revisions become known. Provisions are made, where applicable, for the entire amount of anticipated future losses on contracts in progress. Claims are recorded as revenue at the time of settlement and profit incentives and change orders are included in revenues when their realization is reasonably assured. Selling, general and administrative expenses are not allocated to contracts.

     Insurance premiums are recognized over the terms of the respective policy contracts. Unearned premiums represent the portion of premiums written that is applicable to the unexpired terms of policies in force, calculated on a prorata basis.

  (k) Income Taxes

     The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (l) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

  (m) Future Application of Accounting Standards

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (FAS 121). This statement establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be disposed of. This statement requires a write down to fair value when long-lived assets to be held and used are impaired. The adoption of this statement effective January 1, 1996 will not have a material effect on results of operations, financial condition or liquidity.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123", "Accounting for Stock-Based Compensation" (FAS 123). This statement addresses alternative accounting treatments for stock-based compensation, such as stock options and restricted stock. FAS 123 permits either expensing the value of stock-based compensation over the period earned or disclosing in the financial statement footnotes the pro forma impact to net income as if the value of stock-based compensation awards had been expensed. The value of awards would be measured at the grant date based upon estimated fair value, using option pricing models. The requirements of this statement will be effective for 1996 financial statements, although earlier adoption is permissible if an entity elects to expense the cost of stock-based compensation. The Company is currently evaluating the disclosure requirements and expense recognition alternatives addressed by this statement. However, the Company expects to adopt the alternative which would provide for proforma disclosure in the footnotes to the consolidated financial statements.

                       ACMAT CORPORATION AND SUBSIDIARIES

(2)  ACQUISITIONS

     On September 21, 1994, ACMAT purchased from The Environmental Venture Fund, a Delaware limited partnership ("EVF"), The Apex Investment Fund, an Illinois limited partnership ("Apex") and The Productivity Fund, a Delaware limited partnership ("PF"), 15, 10 and 5 shares, respectively, of the common stock of ACSTAR Holdings, a subsidiary of the Company, for an aggregate consideration of $3,000,000. As a result of these transactions, the amount of the outstanding common stock of ACSTAR Holdings owned by the Company has increased from 91% to 100%, thereby making ACSTAR Holdings a wholly-owned subsidiary of the Company.

     In a separate transaction, EVF, Apex and PF exercised warrants to purchase 189,750, 126,500 and 63,250 shares, respectively, of Class A Stock of the Company for an aggregate consideration of $3,000,000.

                       ACMAT CORPORATION AND SUBSIDIARIES

(3)  INVESTMENTS

     Investments at December 31, 1995 and 1994 follows:

                                                      AMORTIZED        ESTIMATED       CARRYING
                                                         COST         FAIR VALUE         VALUE
                                                     ------------     -----------     -----------
1995
Fixed Maturities Available for Sale:
  Bonds:
     States, Municipalities and Political
       Subdivision.................................  $ 78,052,947      78,237,674      78,237,674
     United States Government and Government
       Agencies....................................    43,156,415      43,749,435      43,749,435
     Industrial and Miscellaneous..................       403,344         400,382         400,382
                                                     ------------     -----------     -----------
          Total Fixed Maturities...................   121,612,706     122,387,491     122,387,491
                                                     ------------     -----------     -----------
Equity Securities:
  Common Stocks:
     Industrial and Miscellaneous..................        20,000          20,000          20,000
                                                     ------------     -----------     -----------
          Total Equity Securities..................        20,000          20,000          20,000
                                                     ------------     -----------     -----------
     Limited Partnership Investment................     1,120,354       1,641,763       1,641,763
     Short-Term Investments........................     8,359,047       8,359,047       8,359,047
                                                     ------------     -----------     -----------
          Total Investments........................  $131,112,107     132,408,301     132,408,301
                                                     ============     ===========     ===========
1994
Fixed Maturities Available for Sale:
  Bonds:
     States, Municipalities and Political
       Subdivisions................................  $ 90,483,496      88,960,649      88,960,649
     United States Government and Government
       Agencies....................................    19,161,595      18,957,597      18,957,597
     Industrial and Miscellaneous..................     1,002,228         992,965         992,965
                                                     ------------     -----------     -----------
          Total Fixed Maturities...................   110,647,319     108,911,211     108,911,211
                                                     ------------     -----------     -----------
Equity Securities:
  Common Stocks:
     Banks, Trusts and Insurance...................       223,240         163,749         163,749
     Industrial and Miscellaneous..................       404,012         280,360         280,360
                                                     ------------     -----------     -----------
          Total Equity Securities..................       627,252         444,109         444,109
                                                     ------------     -----------     -----------
  Limited Partnership Investment...................     1,097,261       1,204,914       1,204,914
  Short-Term Investments...........................     8,726,056       8,726,056       8,726,056
                                                     ------------     -----------     -----------
          Total Investments........................  $121,097,888     119,286,290     119,286,290
                                                     ============     ===========     ===========

     Fair value estimates are made at a specific point in time, based on quoted market prices and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. In addition, the tax ramifications related to the realization of the unrealized gains and losses have not been considered in any of the estimates. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                       ACMAT CORPORATION AND SUBSIDIARIES

     The amortized cost and fair value of fixed maturities at December 31, 1995 and 1994, by effective maturity, follows:

                                                     1995                           1994
                                          ---------------------------    --------------------------
                                           AMORTIZED         FAIR         AMORTIZED        FAIR
                                              COST           VALUE          COST           VALUE
                                          ------------    -----------    -----------    -----------
Due In One Year or Less.................  $ 65,835,788     66,127,246     46,454,143     46,175,371
Due After One Year Through
  Five Years............................    54,091,310     54,480,413     61,498,609     59,961,850
Due After Five Years Through
  Ten Years.............................     1,007,381      1,096,708        837,833        817,000
Due After Ten Years.....................       678,227        683,124      1,856,734      1,956,990
                                          ------------    ------------   ------------   ------------
     Total..............................  $121,612,706    122,387,491    110,647,319    108,911,211
                                          ============    ============   ============   ============

     The Company's portfolio is comprised primarily of fixed maturity securities rated AA or better by Standard and Poor's and includes mostly U.S. Treasuries and tax-free municipal securities.

     A summary of gross unrealized gains and losses at December 31, 1995 and 1994 follows:

                                                          1995                       1994
                                                 ----------------------     ----------------------
                                                   GAINS        LOSSES       GAINS        LOSSES
                                                 ----------     -------     -------     ----------
Fixed Maturities:
  States, Municipalities and Political
     Subdivisions..............................  $  240,670     (55,943)         --     (1,522,847)
  United States Government and Government
     Agencies..................................     595,921      (2,901)         --       (203,998)
  Industrial and Miscellaneous.................          --      (2,962)         --         (9,263)
                                                 ----------     --------    --------    -----------
     Total Fixed Maturities....................     836,591     (61,806)         --     (1,736,108)
Equity Securities..............................          --          --          --       (183,143)
Limited Partnership Investment.................     521,409          --     121,830        (14,177)
                                                 ----------     --------    --------    -----------
     Total.....................................  $1,358,000     (61,806)    121,830     (1,933,428)
                                                 ==========     ========    ========    ===========

(4)  INVESTMENT INCOME AND REALIZED CAPITAL GAINS AND LOSSES

     A summary of net investment income for the years ended December 31, 1995, 1994 and 1993 follows:

                                                          1995          1994          1993
                                                       ----------     ---------     ---------
    Tax-exempt Interest..............................  $3,317,887     3,439,654     2,983,133
    Taxable Interest.................................   2,769,577     1,202,619     1,531,716
    Dividends on Equity Securities...................       7,617        24,749        77,943
    Limited Partnership Income.......................      23,094        49,836        53,284
    Investment Expenses..............................     (55,292)      (79,700)      (82,562)
                                                       ----------     ----------    ----------
         Net Investment Income.......................  $6,062,883     4,637,158     4,563,514
                                                       ==========     ==========    ==========

                       ACMAT CORPORATION AND SUBSIDIARIES

     Realized capital gains (losses) for the years ended December 31, 1995, 1994 and 1993 follows:

                                                              1995       1994        1993
                                                             ------     -------     -------
    Fixed Maturities.......................................  $  810     (72,790)    762,701
    Equity Securities......................................   7,087      41,247     (41,100)
    Sales of Property and Equipment........................      --      (2,695)         --
                                                             ------     --------    --------
         Net Realized Capital Gains (Losses)...............  $7,897     (34,238)    721,601
                                                             ======     ========    ========

     Gross gains of $25,235, 17,076 and $813,755 and gross losses of $24,425, $89,866 and $51,054 were realized on fixed maturity sales for the years ended December 31, 1995, 1994, and 1993, respectively.

(5)  RECEIVABLES

     A Summary of receivables at December 31, 1995 and 1994 follows:

                                                                          1995          1994
                                                                       ----------     ---------
Insurance Premiums Due From Agents...................................  $7,081,648     7,496,893
Receivables Under Long-term Contracts:
  Amounts Billed.....................................................     973,882     1,062,600
  Recoverable Costs in Excess of Billings on Uncompleted Contracts...     221,827       340,124
  Billings in Excess of Costs on Uncompleted Contracts...............    (290,785)     (117,694)
  Retainage, Due on Completion of Contracts..........................     637,102       225,543
                                                                       ----------     ----------
       Total Receivables Under Long-term Contracts...................   1,542,026     1,510,573
  Other..............................................................     653,585       667,916
                                                                       ----------     ----------
       Total Receivables.............................................   9,277,259     9,675,382
  Less Allowances for Doubtful Accounts..............................    (254,825)     (194,815)
                                                                       ----------     ----------
       Total Receivables, Net........................................  $9,022,434     9,480,567
                                                                       ==========     ==========

     The balances billed but not paid by customers pursuant to retainage provisions in construction contracts will be due upon completion of the contracts and acceptance by the owner. In management's opinion, the majority of contract retainage is expected to be collected in 1996.

     Recoverable costs in excess of billings on uncompleted contracts are comprised principally of amounts of revenue recognized on contracts for which billings had not been presented to the contract owners as of the balance sheet date. These amounts will be billed in accordance with the contract terms.

(6)  PROPERTY AND EQUIPMENT

     A summary of property and equipment at December 31, 1995 and 1994 follows:

                                                                    1995            1994
                                                                 -----------     ----------
    Building...................................................  $14,538,942     14,409,487
    Land.......................................................      800,000        800,000
    Equipment and Vehicles.....................................    1,307,942      1,334,594
    Furniture and Fixtures.....................................      886,639        864,530
                                                                 -----------     -----------
                                                                  17,533,523     17,408,611
    Less Accumulated Depreciation..............................    3,546,267      3,044,591
                                                                 -----------     -----------
                                                                 $13,987,256     14,364,020
                                                                 ===========     ===========

                       ACMAT CORPORATION AND SUBSIDIARIES

     Future minimum rental income to be generated by leasing a portion of the building under noncancelable operating leases as of December 31, 1995 are estimated to be $529,000 for 1996, $84,000 for 1997, $84,000 for 1998 and
$21,000 for 1999. Rental income earned in 1995, 1994 and 1993 was $543,507,
$561,825, $512,731, respectively.

(7)  INTANGIBLES

     A summary of intangibles, acquired primarily in connection with the purchases of ACSTAR and United Coasts, at December 31, 1995 and 1994 follows:

                                                                      1995          1994
                                                                   ----------     ---------
    Insurance Licenses...........................................  $4,188,926     4,188,926
    Goodwill.....................................................   2,698,309     2,698,309
                                                                   ----------     ----------
                                                                    6,887,235     6,887,235
    Less Accumulated Amortization................................   2,838,471     2,511,819
                                                                   ----------     ----------
                                                                   $4,048,764     4,375,416
                                                                   ==========     ==========

     Intangible assets are written off when they become fully amortized.

(8)  RESERVES FOR LOSS AND LOSS ADJUSTMENT EXPENSES

     The following table sets forth a reconciliation of beginning and ending reserves for unpaid losses and loss adjustment expenses for the periods indicated on a GAAP basis for the business of the Company.

                                                       1995            1994           1993
                                                    -----------     ----------     ----------
    Balance at January 1..........................  $40,954,783     34,729,643     35,963,164
      Less reinsurance recoverable................    4,228,879      4,293,049      6,722,906
                                                    -----------     -----------    -----------
    Net balance at January 1......................   36,725,904     30,436,594     29,240,258
    Incurred related to:
      Current year................................    8,015,877      8,209,992      7,623,178
      Prior years.................................     (900,506)            --             --
                                                    -----------     -----------    -----------
    Total incurred................................    7,115,371      8,209,992      7,623,178
    Payments related to:
      Current year................................      111,989        284,736        155,513
      Prior years.................................    2,366,074      1,635,946      6,271,329
                                                    -----------     -----------    -----------
    Total payments................................    2,478,063      1,920,682      6,426,842
    Net balance at December 31....................   41,363,212     36,725,904     30,436,594
      Plus reinsurance recoverable................    3,872,099      4,228,879      4,293,049
                                                    -----------     -----------    -----------
    Balance at December 31........................  $45,235,311     40,954,783     34,729,643
                                                    ===========     ===========    ===========

     The decrease in 1995 of incurred losses and loss adjustment expenses of prior years represents a reallocation of reserves among accident years. The 1993 claim payments are partially a result of payments relating to settlement of losses reserved in prior periods. These increases are also attributable to an increase in earned premiums during the development of the Company's insurance operations and the conversion of related loss reserves to loss payments in the normal course of business. Based on lower payments made in 1995 and 1994, as well as an evaluation of case reserves, the Company does not believe that the claim payouts in 1993 represent a trend. Management believes that the reserves for losses and loss adjustment expenses are

                       ACMAT CORPORATION AND SUBSIDIARIES
adequate to cover the unpaid portion of the ultimate net cost of losses and loss adjustment expenses, including losses incurred but not reported.

(9)  NOTES PAYABLE TO BANKS

     The Company has available a $10,000,000 bank line of credit with Shawmut Bank, N.A. which expires in June 1997. The line of credit requires the Company to maintain, on deposit with the bank, a compensating balance equal to 5% of the line of credit. Borrowings outstanding under the lines were $7,500,000 at December 31, 1995 and $4,300,000 at December 31, 1994.

     Under the terms of the line of credit, interest on the outstanding balance is calculated based upon the London Inter-Bank Offering Rate (LIBOR) plus 180 basis points in effect during the borrowing period (7.7% and 8.0% at December 31, 1995 and 1994, respectively).

     On November 7, 1995, the Company obtained a $7,500,000 Demand Discretionary Line of Credit with The Bank of Boston Connecticut which expires on November 6, 1996. Under the terms of the line of credit, interest on the outstanding balance is calculated based upon the LIBOR plus 160 basis points in effect during the borrowing period. There were no borrowings outstanding under this line of credit at December 31, 1995.

(10)  LONG-TERM DEBT

     A summary of long-term debt at December 31, 1995 and 1994 follows:

                                                                    1995            1994
                                                                 -----------     ----------
    Term Loan Due 2000.........................................  $ 6,133,333      7,333,334
    10.5% Convertible Senior Notes Due 1999....................    9,500,000     11,500,000
    9.69% Mortgage Note Due 2000...............................    7,994,257      8,071,932
    11.5% Convertible Note Due 2022............................   16,500,000     16,500,000
                                                                 -----------     ----------
                                                                 $40,127,590     43,405,266
                                                                 ===========     ==========

     On June 30, 1994, the Company obtained an $8,000,000, six-year, term loan, which is repayable in quarterly installments of $333,333 commencing September 30, 1994. Portions of the proceeds of such term loan were applied to the repayment of intercompany debt and to the reduction of the Company's short-term credit line.

     On July 1, 1992, the Company issued a 30-year unsecured $16,500,000, 11.5% subordinated debenture to the Sheet Metal Workers' National Pension Fund ("Fund") to purchase 3,000,000 shares of United Coasts Corporation's outstanding common stock held by the Fund. Annual principal payments of $1,650,000 per year for ten years are due beginning on July 1, 2012. The note is convertible into ACMAT Class A stock at $11 per share. The conversion price of $11 per share would be adjusted at the time of conversion to reflect any stock dividends, recapitalizations or additional stock issuances. At December 31, 1995, the Company had reserved 1,500,000 shares of Class A Stock for issuance pursuant to such conversion option.

     On April 18, 1990, the Company obtained a permanent mortgage loan from The Manufacturer's Life Insurance Company. The $8,350,000 mortgage note, with interest at 9.69%, is payable in monthly installments over 10 years based on a thirty year amortization schedule. The remaining outstanding principal balance is payable on April 1, 2000. The proceeds were used to repay an existing construction loan and to fund completion of the Company's headquarters.

     On July 18, 1989, the Company issued $15,000,000, 10.5% Convertible Senior Notes due June 30, 1999 to AIG Life Insurance Company and American International Life Assurance Company of New York. Quarterly principal repayments of $500,000 began on June 30, 1993. The notes are convertible, at any time prior to their payment date, into shares of ACMAT Class A Stock at $10 per share. The conversion price of

                       ACMAT CORPORATION AND SUBSIDIARIES

$10 per share would be adjusted at the time of conversion to reflect any stock dividends, recapitalizations or additional stock issuances. At December 31, 1995, the Company had reserved 950,000 shares of Class A Stock for issuance pursuant to such conversion option.

     During 1995, the Company issued 149,997 shares of Class A Stock at $10 per share pursuant to the conversion options of the Convertible Senior Notes to AIG Life Insurance Company and American International Life Assurance Company of New York. The issuance of stock pursuant to the conversion option of the Convertible Senior Notes is a non-cash transaction that is not reflected in the Consolidated Statement of Cash Flows.

     The terms of the note agreements contain limitations on payment of cash dividends, re-acquisition of shares, borrowings and investments and require maintenance of specified ratios and a minimum tangible net worth of $12,000,000. ACMAT may also require its insurance subsidiaries to pay dividends to the extent of funds legally available therefor, in order to enable ACMAT to have funds to pay on a timely basis all amounts due with respect to the notes. The Company is in compliance with all but one of these covenants at December 31, 1995 and the Company has received a waiver relative to the covenant with which the Company was not in compliance.

     Principal payments on long-term debt are $9,062,751, $3,417,108, $1,437,094, $1,447,607 and $8,263,106 for the years 1996 through 2000, respectively. Interest expense paid in 1995, 1994 and 1993 amounted to $4,791,005, $4,911,392 and $5,609,893, respectively.

     It is not practicable to estimate the fair value of long-term debt at December 31, 1995 because of the complex and unique terms associated with these debt instruments.

(11)  INCOME TAXES

     The components of income tax expense for each year follows:

                                                          1995          1994          1993
                                                       ----------     ---------     ---------
    Current Taxes:
      Federal........................................  $2,415,594     1,900,110       979,328
      State..........................................     125,000       135,800       104,200
                                                       ----------     ---------     ---------
                                                        2,540,594     2,035,910     1,083,528
                                                       ----------     ---------     ---------
    Deferred Taxes (Credits):
      Federal........................................    (126,194)      209,390       804,472
      State..........................................          --            --            --
                                                       ----------     ---------     ---------
                                                         (126,194)      209,390       804,472
                                                       ----------     ---------     ---------
              Total..................................  $2,414,400     2,245,300     1,888,000
                                                       ==========     =========     =========

                       ACMAT CORPORATION AND SUBSIDIARIES

     The effective Federal income tax rate, as a percentage of earnings before income taxes and minority interests follows:

                                                                  1995      1994      1993
                                                                  -----     -----     -----
    Federal Statutory Tax Rate..................................   34.0%     34.0%     34.0%
    State Income Tax Benefit....................................    (.5)      (.5)      (.5)
    Effect of Tax-Exempt Interest...............................  (10.5)    (11.6)    (11.7)
    Dividends Received Deduction................................     --       (.1)      (.3)
    Amortization of Goodwill....................................    1.2       1.5       1.8
    Officers Life Insurance Premiums............................     .7        .7        .8
    Other, Net..................................................     .2        .6        .2
                                                                   ----      ----      ----
         Effective Federal Income Tax Rate......................   25.1%     24.6%     24.3%
                                                                   ====      ====      ====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below:

                                                                  1995          1994
                                                               ----------     ---------
        Deferred Tax Assets:
          Reserves for Losses and Loss Adjustment Expenses,
             Principally Due to Reserve Discounting..........  $2,972,570     2,820,042
          Unearned Premiums..................................     891,902       950,458
          Accounts Receivable, Principally Due to Allowance
             For Doubtful Accounts...........................     115,887        94,373
          Contract Accounting Adjustment.....................          --         6,800
          Unrealized losses on investments...................          --       619,862
          Other..............................................      22,073        31,657
                                                               ----------     ---------
             Total Gross Deferred Tax Assets.................   4,002,432     4,523,192
             Less Valuation Allowance........................          --      (619,862)
                                                               ----------     ---------
             Net Deferred Tax Assets.........................  $4,002,432     3,903,330
        Deferred Tax Liabilities:
          Plant and Equipment................................     411,498       372,798
          Deferred Policy Acquisition Costs..................   1,176,165     1,244,883
          Unrealized Gains on Investments....................     440,696            --
          Other..............................................       2,925            --
                                                               ----------     ---------
             Total Gross Deferred Tax Liabilities............   2,031,284     1,617,681
                                                               ----------     ---------
             Net Deferred Tax Assets.........................  $1,971,148     2,285,649
                                                               ==========     =========

     The valuation allowance of $619,862 at January 1, 1995 has been eliminated during 1995. The valuation allowance at December 31, 1994 relates to the deferred taxes on the unrealized losses on debt and equity securities. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, tax planning strategies and anticipated future taxable income in making this assessment and believes it is more likely than not the Company will realize the benefits of its deductible differences at December 31, 1995.

     Taxes paid in 1995, 1994 and 1993 were $3,045,627, $1,685,362 and
$1,150,655, respectively.

                       ACMAT CORPORATION AND SUBSIDIARIES

(12)  PENSION AND PROFIT SHARING PLANS

     The Company and its subsidiaries maintain, for the benefit of non-union employees, a qualified thrift, profit sharing and retirement plan. Participants are required to contribute three percent of their compensation to the plan annually. The Company's contributions, established by the Board of Directors, were $100,000, $90,600 and $107,500, for 1995, 1994 and 1993, respectively.

     The Company participates in various multi-employer defined contribution plans for its union employees. Charges to expense with respect to the Company's contributions to the various plans were approximately $42,000 in 1995, $19,000 in 1994 and $7,000 in 1993. Upon withdrawal from these plans, the Company may be liable for its share of the unfunded vested liabilities of the plans. Such obligations, if any, of the Company are not determinable at December 31, 1995.

(13)  STOCKHOLDERS' EQUITY

     The Class A Stock has one-tenth voting privilege but has all the other rights and privileges pertaining to the Common Stock.

     During 1995, 1994 and 1993, ACMAT repurchased, in open market and privately negotiated transactions, 10,456, 40,413 and 20,942, respectively, shares of its Common Stock at an average price of $15.52, $12.07 and $10.51 per share, respectively. The Company also repurchased during 1995, 1994 and 1993, in open market and privately negotiated transactions, 797,228, 478,484 and 137,454 shares, respectively, of its Class A Stock at an average price of $11.83, $8.81 and $8.91 per share, respectively.

     During 1995, the Company issued 149,997 shares of Class A Stock at $10 per share pursuant to the conversion options of the Convertible Senior Notes to AIG Life Insurance Company and American International Life Assurance Company of New York. The issuance of stock pursuant to the conversion option of the Convertible Senior Notes is a non-cash transaction that is not reflected in the Consolidated Statement of Cash Flows.

     On September 21, 1994, EVF, Apex and PF exercised warrants to purchase 189,750, 126,500 and 63,250 shares, respectively, of Class A Stock of the Company for an aggregate consideration of $3,000,000.

     The stockholders have periodically approved the distribution of nonstatutory stock options to certain officers and directors giving such individuals the right to purchase restricted shares of the Company's Common and Class A Stock. Transactions regarding these stock options are summarized below:

                                                 1995               1994             1993
                                            ---------------    ---------------    ----------
    Options outstanding at December 31...       490,000            505,000         220,000
    Weighted average price per share of
      options outstanding................        $8.12              $8.13           $6.00
    Expiration dates.....................    1/2001-9/2004      1/2001-9/2004       1/2001
    Options exercisable at December 31...       490,000            165,000         160,000
    Options granted......................         --               340,000          60,000
    Options exercised or surrendered.....       15,000             55,000           10,000
    Price ranges of options exercised or
      surrendered........................        $8.50              $6.00           $6.00

     At its May 1, 1991, June 16, 1992 and December 29, 1992 meetings, the Board of Directors of United Coasts approved the granting of nonstatutory common stock options to certain officers and directors of ACMAT and United Coasts giving such individuals the option to purchase a total of 40,000, 40,000 and 60,000 shares, respectively, of restricted common stock of the United Coasts at an exercise price of $2 per share. The option to purchase such shares must be exercised within 10 years of the date of grant. In July 1993,

                       ACMAT CORPORATION AND SUBSIDIARIES

June 1994 and June 1995, 40,000, 15,000 and 10,000 shares, respectively, were exercised which resulted in the United Coasts issuance of 40,000, 15,000 and 10,000 shares of restricted common stock in 1993, 1994 and 1995, respectively.

     Under applicable insurance regulations, ACMAT's insurance subsidiaries are restricted as to the amount of dividends they may pay, without the prior approval of any insurance department, and are limited to approximately $6,600,000 in 1996.

     The Company's insurance subsidiaries, United Coastal Insurance and ACSTAR, are domiciled in the State of Arizona and Illinois, respectively. The statutory financial statements of United Coastal Insurance and ACSTAR are prepared in accordance with accounting practices prescribed by the Arizona Department of Insurance and the Illinois Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as the state laws, regulations, and general administrative rules. As of December 31, 1995, the Company does not utilize any statutory accounting practices which are not prescribed by insurance regulators that individually or in the aggregate materially affect statutory shareholders' equity.

     In accordance with statutory accounting principles, ACMAT's insurance subsidiaries' statutory capital and surplus was $66,382,683 and $63,072,338 at December 31, 1995 and 1994, respectively, and their statutory net income for the years ended December 31, 1995, 1994 and 1993 was $9,072,104, $8,860,484 and
$8,630,734, respectively.

     Pursuant to various debt covenants, previously described, ACMAT is restricted from purchasing treasury stock and paying dividends greater than 20% of consolidated net earnings.

(14)  EARNINGS PER SHARE AND SHARE EQUIVALENT

     The earnings per share and share equivalent were computed by dividing net earnings by the weighted average number of Common and Class A shares outstanding of 3,661,577, 4,134,110 and 4,289,206 for 1995, 1994 and 1993, respectively, and includes the common stock equivalency of outstanding options, if dilutive. The number of shares was also increased by the number of shares issuable on the exercise of options when the market price of the stock exceeded the exercise price of the option. This increase in the number of shares was reduced by the number of shares which are assumed to have been purchased with the proceeds from the exercise of the option; these purchases were assumed to have been made at the average price of the common stock during that part of the year when the market price of the common stock exceeded the exercise price of the option.

     Earnings per share -- assuming full dilution for 1995 was determined on the assumptions that the convertible notes were converted and the options were exercised on January 1, 1995. As to the debentures, net earnings were adjusted for the interest expense, net of its tax effect. As to the options, outstanding shares were increased as described above, except that purchases were assumed to have been made at the year-end price of the shares. Earnings per share assuming full dilution was not presented for 1994 and 1993 because the effects are not material.

(15)  COMMITMENTS AND CONTINGENCIES

     The Company is a party to a number of legal actions arising in the ordinary course of its business. In management's opinion, the Company has adequate legal defenses respecting those actions where the Company is a defendant, has appropriate insurance reserves recorded, and does not believe that their settlement will materially affect the Company's operations or financial position.

     Many construction projects in which the Company has been engaged have included asbestos exposures which the Company believes to involve a particularly high degree of risk because of the hazardous nature of

                       ACMAT CORPORATION AND SUBSIDIARIES
asbestos. The Company believes it has reduced the risks associated with asbestos through proper training of its employees and by maintaining general liability and workers' compensation insurance. Since 1986, the Company has obtained its general liability insurance and surety bonds from its insurance subsidiaries.

(16)  SEGMENT REPORTING

     The Company operates in two industry segments: Construction contracting and insurance. Information relating to the two segments is summarized as follows:

                                                          1995          1994          1993
                                                      ------------   -----------   ----------
    Operating Revenues:
      Insurance.....................................  $ 30,715,995    33,318,620   32,081,441
      Construction Contracting......................    15,787,715    12,359,565   12,453,945
      Eliminations and Adjustments..................    (4,646,312)   (4,922,509)  (4,341,764)
                                                      ------------   -----------   ----------
                                                      $ 41,857,398    40,755,676   40,193,622
                                                      ============   ===========   ==========
    Operating Earnings (Loss):
      Insurance.....................................  $ 13,398,956    13,908,822   13,867,642
      Construction Contracting......................       531,983      (382,118)    (905,135)
                                                      ------------   -----------   ----------
                                                        13,930,939    13,526,704   12,962,507
    Interest Expense................................    (4,810,578)   (4,940,014)  (5,609,893)
                                                      ------------   -----------   ----------
    Earnings Before Income Taxes, Minority Interests
      and Cumulative Effect of Change in Accounting
      Principle.....................................  $  9,120,361     8,586,690    7,352,614
                                                      ============   ===========   ==========
    Depreciation and Amortization:
      Insurance.....................................  $  1,547,490     2,213,260    3,073,320
      Construction Contracting......................       677,407       739,886      736,563
                                                      ------------   -----------   ----------
                                                      $  2,224,897     2,953,146    3,809,883
                                                      ============   ===========   ==========
    Identifiable Assets:
      Insurance.....................................  $161,954,513   148,406,401
      Construction Contracting......................    18,447,725    20,088,413
                                                      ------------   -----------
                                                      $180,402,238   168,494,814
                                                      ============   ===========
    Capital Expenditures:
      Insurance.....................................  $     57,690        92,955
      Construction Contracting......................       155,702       693,171
                                                      ------------   -----------
                                                      $    213,392       786,126
                                                      ============   ===========

     Operating earnings for construction contracting is operating revenues less cost of contract revenues and identifiable selling, general and administrative expenses. Operating earnings for the insurance segment is operating revenues less losses and loss adjustment expenses, amortization of policy acquisition costs and identifiable selling, general and administrative expenses. Interest expense has not been included in the computation of operating earnings. The adjustments and eliminations required to arrive at consolidated amounts shown above consist principally of the elimination of the intersegment revenues related to the performance of certain services and rental charges. Identifiable assets are those assets that are used by each segment's operations.

                       ACMAT CORPORATION AND SUBSIDIARIES

(17)  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     A summary of the unaudited quarterly results of operations for 1995 and 1994 follows:

                                              MARCH 31     JUNE 30     SEPTEMBER 30   DECEMBER 31
                                             ----------   ----------   ------------   -----------
    1995
    Operating Revenues.....................  $9,965,835   11,127,473    11,140,638      9,623,452
    Operating Earnings.....................  $3,270,362    3,724,113     3,665,735      3,270,729
    Net Earnings...........................  $1,203,425    1,448,969     1,459,857      1,238,029
    Net Earnings Per Share and Share
      Equivalent...........................  $      .30          .38           .42            .36
    Net Earnings Per Share -- Assuming Full
      Dilution.............................  $       --          .31           .32            .29
    1994
    Operating Revenues.....................  $9,734,433    9,574,246     9,009,282     12,437,715
    Operating Earnings.....................  $3,083,693    3,316,828     3,500,096      3,626,087
    Net Earnings...........................  $  903,759    1,226,117     1,306,323      1,403,662
    Net Earnings Per Share.................  $      .22          .30           .32            .34

- ---------------
Note: Earnings per common share are based on the weighted average number of Common and Class A Stock and equivalent shares outstanding during each of the quarters and at year end. Annual earnings per share for 1994 does not equate to the sum of the quarters due to the timing of stock purchases during the year. Operating earnings represent operating revenues less the cost of contract revenues, losses and loss adjustment expenses and amortization of policy acquisition costs and selling, general and administrative expenses.

                       ACMAT CORPORATION AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS

                                                                      THREE MONTHS ENDED MARCH
                                                                                 31,
                                                                      -------------------------
                                                                         1996           1995
                                                                      ----------     ----------
Earned premiums.....................................................  $4,644,032      5,702,614
Contract revenues...................................................   1,986,682      2,720,521
Investment income, net..............................................   1,649,027      1,376,886
Net realized capital losses.........................................      (7,788)          (120)
Other income........................................................     187,020        165,934
                                                                      ----------      ---------
                                                                       8,458,973      9,965,835
                                                                      ----------      ---------
Cost of contract revenues...........................................   1,906,875      2,529,468
Losses and loss adjustment expenses.................................   1,393,210      1,710,784
Amortization of policy acquisition costs............................     674,256      1,088,831
Selling, general and administrative expenses........................   1,319,921      1,366,390
Interest expense....................................................   1,232,383      1,210,835
                                                                      ----------      ---------
                                                                       6,526,645      7,906,308
                                                                      ----------      ---------
Earnings before income taxes and minority interests.................   1,932,328      2,059,527
Income taxes
  Federal...........................................................     447,460        481,985
  State.............................................................      35,000         40,000
                                                                      ----------      ---------
                                                                         482,460        521,985
                                                                      ----------      ---------
Earnings before minority interests..................................   1,449,868      1,537,542
Minority interests..................................................    (309,754)      (334,117)
                                                                      ----------      ---------
Net earnings........................................................  $1,140,114      1,203,425
                                                                      ==========      =========
Net earnings per share and share equivalent.........................         .34            .30
Net earnings per share -- assuming full dilution....................         .28             --
Weighted average shares outstanding.................................   3,400,691      3,965,165

           See Notes to Unaudited Consolidated Financial Statements.

                       ACMAT CORPORATION AND SUBSIDIARIES

                      UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                                  MARCH 31,
                                                                                     1996
                                                                                 ------------
ASSETS:
  Investments:
     Fixed maturities -- available for sale, at market (Cost of
      $123,618,913)............................................................  $123,993,476
     Equity securities, at market value (Cost $5,262)..........................         5,262
     Limited partnership investment, at market value (Cost $1,108,995).........     1,806,762
     Short-term investments, at cost which approximates market.................    11,058,431
                                                                                 ------------
          Total investments....................................................   136,863,931
  Cash and cash equivalents....................................................     3,417,271
  Accrued interest receivable..................................................     2,215,558
  Reinsurance recoverable......................................................     3,942,899
  Receivables, net.............................................................    10,379,749
  Prepaid expenses.............................................................       250,120
  Deferred income taxes........................................................     1,986,794
  Property & equipment, net....................................................    13,883,156
  Deferred policy acquisition costs............................................     3,623,280
  Other assets.................................................................     3,672,053
  Intangibles, net.............................................................     3,967,101
                                                                                 ------------
                                                                                 $184,201,912
                                                                                 ============
LIABILITIES & STOCKHOLDERS' EQUITY:
  Notes payable to banks.......................................................  $ 16,200,000
  Accounts payable.............................................................     2,098,339
  Reserves for losses and loss adjustment expenses.............................    45,928,421
  Unearned premiums............................................................    14,873,786
  Cash collateral held.........................................................    17,054,794
  Accrued liabilities..........................................................     1,947,312
  Income taxes.................................................................       154,892
  Long-term debt...............................................................    39,140,204
                                                                                 ------------
          Total liabilities....................................................   137,397,748
  Minority interests...........................................................    14,118,797
  STOCKHOLDERS' EQUITY:
     Common Stock (No par value; 3,500,000 shares authorized; 634,340 shares
      issued and outstanding)..................................................       634,340
     Class A Stock (No par value; 10,000,000 shares authorized; 2,232,585
      shares issued and outstanding)...........................................     2,232,585
     Additional paid-in capital................................................            --
     Retained earnings.........................................................    29,188,725
     Net unrealized gain on securities.........................................       629,717
                                                                                 ------------
          Total stockholders' equity...........................................    32,685,367
     Commitments and contingencies.............................................
                                                                                 ------------
                                                                                 $184,201,912
                                                                                 ============

           See Notes to Unaudited Consolidated Financial Statements.

                       ACMAT CORPORATION AND SUBSIDIARIES

           UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                      NET
                                                COMMON      CLASS A    ADDITIONAL                  UNREALIZED         TOTAL
                                                 STOCK       STOCK      PAID-IN      RETAINED    GAINS (LOSSES)   STOCKHOLDERS'
                                               PAR VALUE   PAR VALUE    CAPITAL      EARNINGS    ON SECURITIES       EQUITY
                                               ---------   ---------   ----------   ----------   --------------   -------------
Balance as of December 31, 1994..............  $652,920    3,313,067    9,358,948   26,251,103     (1,571,103)      38,004,935
Acquisition and Retirement of 1,106 Shares of
  Common Stock...............................    (1,106 )         --      (15,484)          --             --          (16,590)
Acquisition and Retirement of 88,500 Shares
  of Class A Stock...........................        --      (88,500)    (747,750)          --             --         (836,250)
Net Unrealized Appreciation of Debt and
  Equity Securities..........................        --           --           --           --      1,209,872        1,209,872
Net Earnings.................................        --           --           --    1,203,425             --        1,203,425
                                               --------    ----------  ----------   -----------   -----------      -----------
Balance as of March 31, 1995.................  $651,814    3,224,567    8,595,714   27,454,528       (361,231)      39,565,392
                                               ========    ==========  ==========   ===========   ===========      ===========
Balance as of December 31, 1995..............  $642,464    2,665,836    1,921,100   31,601,383        756,476       37,587,259
Acquisition and Retirement of 8,124 Shares of
  Common Stock...............................    (8,124 )         --      (63,925)     (63,000)            --         (135,049)
Acquisition and Retirement of 483,250 Shares
  of Class A Stock...........................        --     (483,250)  (2,307,166)  (3,489,772)            --       (6,280,188)
Issuance of 49,999 Shares of Class A Stock...        --       49,999      449,991           --             --          499,990
Net Unrealized Losses on Debt and Equity
  Securities.................................        --           --           --           --       (126,759)        (126,759)
Net Earnings.................................        --           --           --    1,140,114             --        1,140,114
                                               --------    ----------  ----------   -----------   -----------      -----------
Balance as of March 31, 1996.................  $634,340    2,232,585           --   29,188,725        629,717       32,685,367
                                               ========    ==========  ==========   ===========   ===========      ===========

           See Notes to Unaudited Consolidated Financial Statements.

                       ACMAT CORPORATION AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   THREE MONTHS ENDED MARCH 31,
                                                                       1996            1995
                                                                   ------------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings...................................................  $  1,140,114       1,203,425
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation and amortization...............................       504,163         591,295
     Minority interests..........................................       309,754         334,117
     Net realized capital losses.................................         7,788             120
     Changes in:
       Accrued interest receivable...............................        15,430        (247,089)
       Reinsurance recoverable...................................       (70,800)        612,577
       Receivables, net..........................................    (1,357,315)      1,082,359
       Deferred policy acquisition costs.........................      (163,972)        137,139
       Prepaid expenses and other assets.........................       107,613        (363,780)
       Accounts payable and accrued liabilities..................        (5,809)       (262,657)
       Cash collateral held......................................      (713,161)      5,882,729
       Reserves for losses and loss adjustment expenses..........       693,110         849,223
       Income taxes, net.........................................       448,930         280,056
       Unearned premiums.........................................       571,173        (807,566)
                                                                    -----------     -----------
          Net cash provided by operating activities..............     1,487,018       9,291,948
                                                                    -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from investments sold or matured:
     Fixed maturities -- sold....................................     1,305,893         130,802
     Fixed maturities -- matured.................................    10,636,500      17,848,750
     Equity securities...........................................            --              --
  Purchases of:
     Fixed maturities............................................   (14,194,921)    (24,090,180)
     Equity securities...........................................        (5,262)             --
  Limited Partnership Investment adjustment......................        11,360              --
  Short-term investments, net....................................    (2,699,384)     (3,403,800)
  Capital expenditures...........................................       (41,675)        (54,120)
                                                                    -----------     -----------
          Net cash used for investing activities.................    (4,987,489)     (9,568,548)
                                                                    -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under lines of credit...............................     8,700,000              --
  Repayments on long-term debt...................................      (487,396)       (852,055)
  Payments for acquisition & retirement of stock.................    (6,415,237)       (852,840)
                                                                    -----------     -----------
          Net cash provided by (used for) financing activities...     1,797,367      (1,704,895)
                                                                    -----------     -----------
Net decrease in cash and cash equivalents........................    (1,703,104)     (1,981,495)
Cash and cash equivalents at beginning of period.................     5,120,375       5,471,148
                                                                    -----------     -----------
Cash and cash equivalents at end of period.......................  $  3,417,271       3,489,653
                                                                    ===========     ===========

           See Notes to Unaudited Consolidated Financial Statements.

                       ACMAT CORPORATION AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1)  FINANCIAL STATEMENTS

     The consolidated financial statements include the accounts of ACMAT Corporation ("ACMAT" or the "Company") and its subsidiaries. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and are unaudited.

     The interim financial information contained in this report has been prepared from the books and records of the Company and its subsidiaries and reflects, in the opinion of the management of the Company, all adjustments (consisting of normal and recurring accruals) necessary to fairly present results of operations for the periods indicated. All significant intercompany accounts and transactions have been eliminated in consolidation.

     These statements should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus.

(2)  EARNINGS PER SHARE AND SHARE EQUIVALENT

     The earnings per share and share equivalent were computed by dividing net earnings by the weighted average number of Common and Class A shares outstanding of 3,400,691 and 3,965,165 for 1996 and 1995, respectively, and includes the common stock equivalency of outstanding options, if dilutive. The number of shares was also increased by the number of shares issuable on the exercise of options when the market price of the stock exceeded the exercise price of the option. This increase in the number of shares was reduced by the number of shares which are assumed to have been purchased with the proceeds from the exercise of the option; these purchases were assumed to have been made at the average price of the common stock during that part of the period when the market price of the common stock exceeded the exercise price of the option.

     Earnings per share -- assuming full dilution was determined on the assumptions that the convertible notes for 1996 were converted and the options were exercised at the beginning of the period. As to the debentures, net earnings were adjusted for the interest expense, net of its tax effect. As to the options, outstanding shares were increased as described above, except that purchases were assumed to have been made at the period-end price of the shares as it was higher than the average price during the period. Earnings per share -- assuming full dilution was not presented for 1995 because the effect was not material.

(3)  SUPPLEMENTAL CASH FLOW INFORMATION

     Income taxes paid during the three months ended March 31, 1996 and 1995 was $33,530 and $241,928, respectively, and interest paid for the three months ended March 31, 1996 and 1995 was $680,501 and $736,236, respectively.

     On March 29, 1996, the Company issued 49,999 shares of Class A Stock at $10 per share pursuant to the conversion options of the Convertible Senior Notes to AIG Life Insurance Company and American International Life Assurance Company of New York. The issuance of stock pursuant to the conversion option of the Convertible Senior notes is a non-cash transaction that is not reflected in the Consolidated Statement of Cash Flows.

(4)  APPLICATION OF NEW ACCOUNTING STANDARDS

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " (FAS 121). This statement establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be disposed of. This statement requires a write down to fair value when long-lived assets to be held and used are impaired. The adoption of this statement did not have any effect on results of operations, financial condition or liquidity as no adjustments were required.

     Also, effective January 1, 1996 the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS
123). This statement addresses alternative accounting treatments for stock-based compensation, such as stock options and restricted stock. FAS 123

                       ACMAT CORPORATION AND SUBSIDIARIES
permits disclosing in the financial statement footnotes the pro forma impact to net income as if the value of stock-based compensation awards had been expensed. The value of awards are measured at the grant date based upon estimated fair value, using option pricing models. The Company has selected the alternative method which provides for pro forma disclosure in the footnotes to the year-end financial statements only.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED COASTS CORPORATION AND SUBSIDIARY

     The following Consolidated Financial Statements of United Coasts Corporation and Subsidiary, related notes and Independent Auditors' Report are included herein:

    Independent Auditors' Report......................................................   F-30
    Consolidated Statements of Income for the years ended December 31, 1995, 1994 and
      1993............................................................................   F-31
    Consolidated Balance Sheets as of December 31, 1995 and 1994......................   F-32
    Consolidated Statements of Changes in Stockholders' Equity for the years ended
      December 31, 1995, 1994 and 1993................................................   F-33
    Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1994
      and 1993........................................................................   F-34
    Notes to Consolidated Financial Statements -- December 31, 1995, 1994 and 1993....   F-35
    Unaudited Consolidated Statements of Income for the three-month periods ended
      March 31, 1996 and 1995.........................................................   F-46
    Unaudited Consolidated Balance Sheet as of March 31, 1996.........................   F-47
    Unaudited Consolidated Statements of Changes in Stockholders' Equity for the
      three-month period ended March 31, 1996 and 1995................................   F-48
    Unaudited Consolidated Statements of Cash Flows for the three-month periods ended
      March 31, 1996, and 1995........................................................   F-49
    Notes to Unaudited Consolidated Financial Statements..............................   F-50

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
United Coasts Corporation:

     We have audited the accompanying consolidated balance sheets of United Coasts Corporation and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Coasts Corporation and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1994 the Company changed its method of accounting for investments.

                                          KPMG Peat Marwick LLP

Hartford, Connecticut
February 23, 1996

                    UNITED COASTS CORPORATION AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                           1995            1994           1993
                                                        -----------     ----------     ----------
INCOME:
  Premiums earned.....................................  $17,992,149     21,008,544     19,343,348
  Net investment income...............................    4,487,628      3,264,875      3,293,924
  Net realized capital gains (losses).................        3,238        (25,749)       720,498
  Income on intercompany notes receivable.............    1,278,032        558,072         43,238
  Other income........................................       97,102        252,234        124,983
                                                        -----------     -----------    -----------
                                                         23,858,149     25,057,976     23,525,991
                                                        -----------     -----------    -----------
EXPENSES:
  Losses and loss adjustment expenses.................    5,397,645      6,302,563      5,783,662
  Amortization of policy acquisition costs............    4,891,952      5,300,806      4,381,880
  Other expenses......................................    2,110,930      2,513,156      2,532,281
  Interest expense....................................           --         74,912        299,650
                                                        -----------     -----------    -----------
                                                         12,400,527     14,191,437     12,997,473
                                                        -----------     -----------    -----------
  Income before income tax............................   11,457,622     10,866,539     10,528,518
  Provision for income tax............................    3,173,900      2,913,430      2,876,817
                                                        -----------     -----------    -----------
NET INCOME............................................  $ 8,283,722      7,953,109      7,651,701
                                                        ===========     ===========    ===========
NET INCOME PER SHARE..................................  $       .81            .78            .74
                                                        ===========     ===========    ===========
Weighted average shares outstanding...................   10,239,543     10,241,247     10,279,553
                                                        ===========     ===========    ===========

          See accompanying notes to consolidated financial statements.

                    UNITED COASTS CORPORATION AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994

                                                                       1995            1994
                                                                   ------------     -----------
ASSETS:
  Investments:
     Fixed maturities-available for sale, at fair value in 1995 and 1994 (amortized cost $89,481,543 in 1995 and
       $83,519,818 in 1994)......................................  $ 90,065,029      82,111,607
     Equity securities, at fair value (cost $20,000 in 1995 and
       $627,252 in 1994).........................................        20,000         444,109
     Limited partnership investment, at fair value (cost $654,516
       in 1995 and $603,120 in 1994).............................       987,783         724,950
     Short term investments, at cost which approximates fair
       value.....................................................     1,478,377       2,953,847
                                                                   ------------     ------------
          Total investments......................................    92,551,189      86,234,513
  Cash...........................................................     3,096,506       4,607,085
  Agent's balance due from affiliate.............................     5,081,092       5,659,766
  Reinsurance recoverable........................................     1,762,286       1,557,704
  Investment income due and accrued..............................     1,632,461       1,354,169
  Income tax receivable..........................................       150,920              --
  Deferred income tax............................................     2,322,945       2,534,474
  Furniture, fixtures and equipment, net.........................       234,837         302,925
  Deferred policy acquisition costs..............................     2,679,935       2,814,500
  Prepaid reinsurance premiums...................................       899,277         564,424
  Notes receivable from affiliate................................    20,300,112      12,901,854
  Other assets...................................................       375,949          75,031
                                                                   ------------     ------------
                                                                   $131,087,509     118,606,445
                                                                   ============     ============
LIABILITIES:
  Reserves for losses and loss adjustment expenses...............  $ 34,618,951      31,629,263
  Unearned premiums..............................................    11,227,683      11,803,745
  Income tax.....................................................            --         429,214
  Collateral held................................................       135,000              --
  Accrued liabilities and accounts payable.......................       373,840         335,491
                                                                   ------------     ------------
          Total liabilities......................................    46,355,474      44,197,713
                                                                   ------------     ------------
STOCKHOLDERS' EQUITY:
  Preferred stock, 1,000,000 shares authorized, par value $0.01;
     none outstanding............................................            --              --
  Common stock, 20,000,000 shares authorized, par value $0.01;
     10,187,189 shares issued and outstanding at December 31,
     1995 and 1994...............................................       101,872         101,872
  Paid-in capital................................................    20,268,520      20,303,520
  Retained earnings..............................................    63,756,586      55,472,864
  Net unrealized gain (loss) on securities, net of deferred
     taxes.......................................................       605,057      (1,469,524)
                                                                   ------------     ------------
          Total stockholders' equity.............................    84,732,035      74,408,732
  Commitments and contingencies
                                                                   ------------     ------------
                                                                   $131,087,509     118,606,445
                                                                   ============     ============

          See accompanying notes to consolidated financial statements.

                    UNITED COASTS CORPORATION AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                                       NET
                                                                                   UNREALIZED
                                              COMMON     PAID-IN      RETAINED     GAIN (LOSS)
                                              STOCK      CAPITAL      EARNINGS    ON SECURITIES     TOTAL
                                             --------   ----------   ----------   -------------   ----------
Balance at December 31, 1992...............  $102,808   20,911,490   39,868,054         (77,035)  60,805,317
Issuance of 40,000 shares of restricted
  common stock.............................       400       79,600           --              --       80,000
Acquisition and retirement of 40,000 shares
  of restricted common stock...............      (400)    (179,600)          --              --     (180,000)
Acquisition and retirement of 93,580 shares
  of common stock..........................      (936)    (466,720)          --              --     (467,656)
Decrease in net unrealized loss on
  securities, net of deferred taxes of
  $66,895..................................        --           --           --         206,891      206,891
Net income.................................        --           --    7,651,701              --    7,651,701
                                             --------   ----------   ----------      ----------   ----------
Balance at December 31, 1993...............  $101,872   20,344,770   47,519,755         129,856   68,096,253
Issuance of 15,000 shares of restricted
  common stock.............................       150       29,850           --              --       30,000
Acquisition and retirement of 15,000 shares
  of restricted common stock...............      (150)     (71,100)          --              --      (71,250)
Effect of Adoption of FAS No. 115,
  net of taxes.............................        --           --           --         271,240      271,240
Increase in net unrealized loss on
  securities...............................        --           --           --      (1,870,620)  (1,870,620)
Deferred tax benefit on net unrealized loss
  on securities............................        --           --           --         499,638      499,638
Deferred tax valuation allowance...........        --           --           --        (499,638)    (499,638)
Net income.................................        --           --    7,953,109              --    7,953,109
                                             --------   ----------   ----------      ----------   ----------
Balance at December 31, 1994...............  $101,872   20,303,520   55,472,864      (1,469,524)  74,408,732
Issuance of 10,000 shares of restricted
  common stock.............................       100       19,900           --              --       20,000
Acquisition and retirement of 10,000 shares
  of restricted common stock...............      (100)     (54,900)          --              --      (55,000)
Increase in net unrealized gain on
  securities...............................        --           --           --       2,386,277    2,386,277
Deferred tax liability on net unrealized
  gain on securities.......................        --           --           --        (311,696)    (311,696)
Net Income.................................        --           --    8,283,722              --    8,283,722
                                             --------   ----------   ----------      ----------   ----------
Balance at December 31, 1995...............  $101,872   20,268,520   63,756,586         605,057   84,732,035
                                             ========   ==========   ==========      ==========   ==========

          See accompanying notes to consolidated financial statements.

                    UNITED COASTS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                        1995            1994             1993
                                                    ------------     -----------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income......................................  $  8,283,722       7,953,109        7,651,701
  Adjustments to reconcile net income to net cash
     provided by operating activities:
  Amortization and depreciation...................       936,053       1,444,113        1,819,603
  Net realized capital (gains) losses.............        (7,720)         24,108         (718,684)
  Change in:
     Agent's balance due from affiliate...........       578,674        (962,990)         766,540
     Reinsurance recoverable......................      (204,582)       (286,680)      (1,271,024)
     Investment income due and accrued............      (278,292)       (168,288)         128,410
     Deferred policy acquisition costs............       134,565         (14,394)        (729,008)
     Prepaid reinsurance premiums.................      (334,853)        (83,828)        (480,596)
     Notes receivable from affiliate..............    (7,398,258)     (9,733,454)      (3,168,400)
     Reserves for losses and loss adjustment
       expenses...................................     2,989,688       4,508,060          827,240
     Unearned premiums............................      (576,062)          1,156        1,946,886
     Income taxes, net............................      (680,299)       (126,211)         (10,808)
     Collateral held..............................       135,000      (1,600,000)       1,600,000
     Accrued liabilities and accounts payable.....        38,349          13,998           28,583
     Other assets.................................      (300,918)         (3,214)            (323)
                                                    -------------    ------------    ------------
          Net cash provided by operating
            activities............................  $  3,315,067         965,485        8,390,120
                                                    -------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from investments sold or matured:
     Fixed maturities -- sold.....................    10,642,305      10,603,067       90,703,288
     Fixed maturities -- matured..................    28,325,000      19,950,000        3,061,000
     Equity securities............................       614,340         925,272          484,405
  Purchases of:
     Fixed maturities.............................   (45,744,524)    (27,128,421)    (104,401,680)
     Equity securities............................            --        (384,013)              --
     Limited partnership investment...............       (51,397)        (49,836)         (53,284)
  Short-term investments, net.....................     1,475,470      (1,965,367)        (690,164)
  Payments for non-competition agreements.........            --              --         (250,000)
  Purchase of furniture, fixtures and equipment,
     net..........................................       (51,840)        (68,352)         (81,557)
                                                    -------------    ------------    ------------
          Net cash provided by (used in) investing
            activities............................  $ (4,790,646)      1,882,350      (11,227,992)
                                                    -------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of restricted common stock.............        20,000          30,000           80,000
  Payments for acquisition of common stock........       (55,000)        (71,250)        (647,656)
  Repayment of long-term debt.....................            --      (3,065,000)              --
                                                    -------------    ------------    ------------
          Net cash used in financing activities...  $    (35,000)     (3,106,250)        (567,656)
                                                    -------------    ------------    ------------
  Decrease in cash................................    (1,510,579)       (258,415)      (3,405,528)
  Cash at beginning of year.......................     4,607,085       4,865,500        8,271,028
                                                    -------------    ------------    ------------
  Cash at end of year.............................  $  3,096,506       4,607,085        4,865,500
                                                    =============    ============    ============

          See accompanying notes to consolidated financial statements.

                    UNITED COASTS CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993

(1)  REPORTING ENTITY

     United Coasts Corporation (United Coasts) was incorporated on August 15, 1985 as a Delaware Corporation. Its primary function is to act as an insurance holding company for its wholly-owned subsidiary, United Coastal Insurance Company (Coastal Insurance). Coastal Insurance is licensed as a property and casualty insurance company by the State of Arizona. ACMAT Corporation (ACMAT) and ACSTAR Insurance Company (ACSTAR Insurance) collectively own approximately 84% of the United Coasts' common stock.

(2)  DESCRIPTION OF INSURANCE OPERATIONS

     Coastal Insurance offers specific lines of liability insurance as an approved non-admitted excess and surplus lines insurer in forty-six states, Puerto Rico, the Virgin Islands and the District of Columbia. As an approved non-admitted insurance company, Coastal Insurance offers claims made and occurrence policies for specific specialty lines of liability insurance through certain excess and surplus lines brokers who are licensed and regulated by the state insurance department(s) in the state(s) in which they operate. Coastal Insurance offers general, asbestos, lead, pollution and professional liability insurance nationwide to specialty trade contractors, environmental contractors, property owners, storage and treatment facilities and allied professionals. Coastal Insurance also offers products liability insurance to manufacturers and distributors.

(3)  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements include the accounts of United Coasts and its wholly owned subsidiary, Coastal Insurance. All significant intercompany balances and transactions have been eliminated in consolidation.

     The consolidated financial statements are prepared on the basis of generally accepted accounting principles (GAAP).

  Investments

     Effective January 1, 1994, United Coasts and Coastal Insurance adopted Statement of Financial Accounting Standards (FAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under FAS 115, debt securities are classified as held to maturity, available for sale or trading. United Coasts and Coastal Insurance classify all debt and equity securities as available for sale. As of January 1, 1994, debt securities classified as available for sale, are carried at fair value and unrealized gains and losses are excluded from earnings and recorded as a separate component of stockholders' equity, net of estimated income taxes. The effect on stockholders' equity from adoption of the statement resulted in an increase in stockholders' equity of $271,240, net of deferred taxes, due to the revaluation of United Coasts' and Coastal Insurance's debt securities on January 1, 1994.

     Investments in equity securities, which are comprised of common stocks, are classified as available for sale and carried at quoted fair values.

     Investment in limited partnership, which represents participation in a joint venture which invests primarily in small capitalization stocks traded on national market exchanges, is carried at fair value, which is determined based upon the market value of the investments held by the partnership. Short-term investments are considered available for sale and are carried at cost which, along with accrued interest, approximates fair value. Realized gains and losses are determined on a specific identification basis. Unrealized gains and losses on debt, equity securities and limited partnership, net of deferred taxes, are included in stockholders' equity.

                    UNITED COASTS CORPORATION AND SUBSIDIARY

     United Coasts and Coastal Insurance continually evaluates its investment portfolio and establishes reserves for impairments in value deemed to be other than temporary.

  Supplemental Cash Flow Information

     Income taxes paid during the years ended December 31, 1995, 1994 and 1993 were $3,854,200, $3,208,000 and $2,887,732, respectively. Interest paid during the years ended December 31, 1994 and 1993 was $74,912 and $299,650, respectively. There was no interest paid in 1995.

  Furniture, Fixtures and Equipment

     Furniture, Fixtures and Equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of seven years for furniture and equipment, five years for electronic data processing equipment and three years for automobiles. Maintenance and repairs are expensed as incurred.

  Deferred Policy Acquisition Costs

     Policy acquisition costs, consisting primarily of commissions, are deferred and amortized over the policy term using the straight line method. During the years ended December 31, 1995 and 1994, deferrable costs capitalized were $4,757,387 and $5,315,200, respectively.

     The amortization of deferred policy acquisition costs charged to operations for the years ended December 31, 1995, 1994 and 1993 were $4,891,952, $5,300,806 and $4,381,880, respectively.

  Notes Receivable

     Notes receivable from affiliate represent demand notes with interest rates which adjust based upon current market rates. Accordingly, the carrying amounts of these notes approximate fair value.

  Reserves for Losses and Loss Adjustment Expenses

     Reserves for losses and loss adjustment expenses are established with respect to both reported and incurred but not reported claims for insured risks. The amount of loss reserves for reported claims is primarily based upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the policy provisions relating to the type of claim. As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Reserves are monitored and recomputed periodically using new information on reported claims.

     Reserves for losses and loss adjustment expenses are estimates at any given point in time of what Coastal Insurance may have to pay ultimately on incurred losses, including related settlement costs, based on facts and circumstances then known. Coastal Insurance also reviews its claims reporting patterns, past loss experience, risk factors and current trends and considers their effect in the determination of estimates of incurred but not reported losses. Ultimate losses and loss adjustment expenses are affected by many factors which are difficult to predict, such as claim severity and frequency, inflation levels and unexpected and unfavorable judicial rulings. Management believes that the reserves for losses and loss adjustment expenses are adequate to cover the unpaid portion of the ultimate net cost of losses and loss adjustment expenses incurred, including losses incurred but not reported.

                    UNITED COASTS CORPORATION AND SUBSIDIARY

  Reinsurance

     In the normal course of business, Coastal Insurance assumes and cedes reinsurance with other companies. Reinsurance ceded primarily represents excess of loss reinsurance with companies with "A" ratings from the insurance rating organization, A.M. Best Company, Inc. Such reinsurance is applicable on a per policy basis generally to those policies with per occurrence limits in excess of $2 million up to $5 million. Effective April 1, 1995, Coastal Insurance secured additional treaty excess of loss reinsurance which provides limits on a per policy basis of $5,000,000 per occurrence or claim made and in the aggregate excess of $5,000,000 per occurrence or claim made and in the aggregate. Reinsurance ceded also includes a facultative reinsurance treaty which is applicable to excess policies written over a Coastal Insurance primary policy for specific projects. Reinsurance is ceded to limit losses from large exposures and to permit recovery of a portion of direct losses; however, such a transfer does not relieve the originating insurer of its liability. Reinsurance is assumed primarily from its affiliate, ACSTAR Insurance to allow Coastal Insurance to write business in states in which it is not licensed or approved as well as to increase the capacity of Coastal Insurance to write higher limits. Coastal Insurance also participates in assumed quota-share reinsurance arrangements covering marine and property catastrophe risks with one of its excess of loss reinsurers. Reinsurance recoverables include ceded reserves for losses and loss adjustment expenses and ceded unearned premiums are included in prepaid reinsurance premiums.

     All reinsurance contracts maintained by Coastal Insurance qualify as short-duration prospective contracts under the provisions of FAS No. 113. A summary of reinsurance premiums written and earned is provided below:

                                  PREMIUMS WRITTEN                           PREMIUMS EARNED
                        -------------------------------------     -------------------------------------
                           1995          1994         1993           1995          1994         1993
                        -----------   ----------   ----------     -----------   ----------   ----------
Direct................  $13,183,905   15,768,565   17,326,632     $13,202,948   15,648,146   16,534,979
Assumed...............    5,014,654    6,196,735    4,455,948       5,571,673    6,315,998    3,729,269
Ceded.................   (1,117,325)  (1,039,428)    (972,942)       (782,472)    (955,600)    (920,900)
                        -----------   -----------  -----------    -----------   -----------  -----------
     Totals...........  $17,081,234   20,925,872   20,809,638     $17,992,149   21,008,544   19,343,348
                        ===========   ===========  ===========    ===========   ===========  ===========

     Reinsurance recoveries on ceded paid losses and loss adjustment expenses totalled approximately $30,159 for the year ended December 31, 1995 and $388,000 for the year ended December 31, 1993. There were no reinsurance recoveries on ceded paid losses and loss adjustment expenses for the year ended December 31, 1994. Ceded incurred losses and loss adjustment expenses totalled $234,741, $286,680 and $278,428 for years ended December 31, 1995, 1994 and 1993, respectively.

  Revenue Recognition

     Premiums are recognized over the terms of the respective policy contracts. Unearned premiums represent the portion of premiums written which are applicable to the unexpired terms of policies in force, calculated on a prorata basis.

  Income Taxes

     United Coasts and Coastal Insurance use the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes

                    UNITED COASTS CORPORATION AND SUBSIDIARY the enactment date. United Coasts and Coastal Insurance are included in the consolidated Federal income tax return of ACMAT. Allocation of income tax expense is based upon separate return calculations.

  Earnings Per Share

     Earnings per share is computed using the weighted average number of shares of common stock outstanding for the period and reflects the common stock equivalency of outstanding stock options and warrants, if dilutive.

  Future Application of Accounting Standards

     In March, 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121). This statement establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be disposed of. This statement requires a write down to fair value when long-lived assets to be held and used are impaired. The adoption of this statement effective January 1, 1996 will not have a material effect on results of operations, financial condition or liquidity.

     In October, 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). This statement addresses alternative accounting treatments for stock-based compensation, such as stock options and restricted stock. FAS 123 permits either expensing the value of stock-based compensation over the period earned or disclosing in the financial statement footnotes the pro forma impact to net income as if the value of stock-based compensation awards had been expensed. The value of awards would be measured at the grant date based upon estimated fair value, using option pricing models. The requirements of this statement will be effective for 1996 financial statements, although earlier adoption is permissible if an entity elects to expense the cost of stock-based compensation. United Coasts is currently evaluating the disclosure requirements and expense recognition alternatives addressed by this statement.

  Use of Estimates

     The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

(4)  RELATED PARTY TRANSACTIONS

     The Corporation's significant shareholders are ACMAT and its subsidiary, ACSTAR Insurance who collectively own approximately 84% of the Corporation's common stock at December 31, 1995. The remaining common shares, some of which are held by officers and directors of United Coasts, are owned by the public.

     Under note agreements between ACMAT and certain noteholders, ACMAT may require United Coasts to pay dividends to the extent of funds legally available in order to enable ACMAT to have funds to pay on a timely basis all amounts due with respect to the notes or to act as a guarantor in the event of default. In addition, the note agreements place certain restrictions on the reacquisition of shares, borrowings and types of investments that United Coasts and Coastal Insurance and ACMAT may hold. At December 31, 1995, ACMAT is in compliance with all but one of the restrictions set forth in the note agreements and ACMAT has received a waiver relative to the noncompliance with such restriction.

     Underwriting, loss adjustment, audit and inspection services are provided to Coastal Insurance by ACMAT under an agreement which can be canceled by either party after providing 90 days written notice. ACMAT receives a commission based on direct premiums written. Coastal Insurance incurred approximately $1,260,000, $1,282,000 and $1,312,000 for these services provided by ACMAT for the years ended

                    UNITED COASTS CORPORATION AND SUBSIDIARY

December 31, 1995, 1994 and 1993, respectively. The underwriting portion of the ACMAT commission incurred by the Company is deferred and amortized as deferred policy acquisition costs. The portion of the underwriting commission deferred relates to policies ultimately written.

     AMINS, Inc. (a wholly-owned subsidiary of ACMAT) acts as a general agent for Coastal Insurance, and receives a fee based on premiums written subject to a refund of all or a portion thereof in the event of cancellation of a policy on which a commission has been paid. AMINS, Inc. earned commissions of approximately $1,250,000, $1,409,000 and $1,318,000 during the years ended December 31, 1995, 1994 and 1993, respectively. The commissions earned by AMINS, Inc. are deferred and amortized as deferred policy acquisition costs. Agent's balance due from affiliate represents net premiums in the course of collection from insureds due from AMINS, Inc., net of reinsurance transactions.

     Premiums earned include $244,149, $260,752 and $200,098 during the years ended December 31, 1995, 1994 and 1993, respectively, on policies issued to ACMAT. There have been no claims under the policies issued to ACMAT during the years ended December 31, 1995, 1994 and 1993.

     Premiums earned for the years ended December 31, 1995, 1994 and 1993 include $4,037,671, $3,997,593 and $2,840,661, respectively, for policies and surety bonds assumed from ACSTAR and exclude $130,592, $309,506 and $157,992, respectively, for policies and surety bonds ceded to ACSTAR. Reinsurance between Coastal Insurance and ACSTAR is utilized to provide the respective companies with the ability to write business in states where they are not licensed or approved as well as increase the capacity of the companies to write bonds or policies with higher limits. These agreements do not relieve the original insurer from its liability.

     Coastal Insurance leases certain office and storage space from ACMAT in its corporate headquarters building in New Britain, CT. (see Note (6) for further discussion of this lease). Total rent expense for 1995, 1994 and 1993 under this arrangement was $535,697, $506,560 and $488,480, respectively.

     ACMAT provides investment advisory services to United Coasts which include the purchase and sale of investments, collection of interest and dividend income, safekeeping of investments and development and implementation of portfolio strategies. ACMAT is paid a quarterly fee based upon the market value of United Coasts' investment portfolio at the end of each calendar quarter. Total fees incurred in 1995, 1994 and 1993 for these services were $8,579, $33,028 and $22,409 respectively.

     At December 31, 1995 and 1994, United Coasts had $19,800,000 and $12,700,000, respectively of notes receivable due from ACMAT. Such notes are callable on demand and bear interest at the London Inter-Bank offering Rate (LIBOR) plus 180 basis points. Accrued interest receivable on such notes was $500,112 and $201,854, at December 31, 1995 and 1994, respectively. Interest is payable semi-annually. Total interest received during 1995 and 1994 from ACMAT in connection with these notes was $979,774 and $378,831, respectively. The applicable LIBOR rate, inclusive of the additional 180 basis points, was approximately 7.675% and 8.0% at December 31, 1995 and 1994, respectively. The Corporation loaned ACSTAR $300,000 during 1995 under a demand note bearing interest at LIBOR plus 180 basis points. The note was repaid in full in 1995. Total interest received during 1995 from ACSTAR Insurance in connection with the note was $1,379.

                    UNITED COASTS CORPORATION AND SUBSIDIARY

(5)  INVESTMENTS

     Investments at December 31, 1995 are as follows:

                                                                                        AMOUNT AT
                                                                                          WHICH
                                                         AMORTIZED      ESTIMATED       SHOWN IN
                                                          COST OR          FAIR        THE BALANCE
                                                           COST           VALUE           SHEET
                                                        -----------     ----------     -----------
Fixed maturities available for sale:
Bonds:
  States, municipalities and political subdivisions...  $57,913,797     58,069,615      58,069,615
  United States Government and government agencies....   31,284,293     31,713,733      31,713,733
  Industrial and miscellaneous........................      283,453        281,681         281,681
                                                        -----------     -----------    -----------
          Total fixed maturities......................   89,481,543     90,065,029      90,065,029
                                                        -----------     -----------    -----------
Equity securities:
Common stocks:
  Industrial and miscellaneous........................       20,000         20,000          20,000
                                                        -----------     -----------    -----------
  Total common stocks.................................       20,000         20,000          20,000
                                                        -----------     -----------    -----------
          Total equity securities.....................       20,000         20,000          20,000
                                                        -----------     -----------    -----------
Limited Partnership Investment........................      654,516        987,783         987,783
Short-term investments................................    1,478,377      1,478,377       1,478,377
                                                        -----------     -----------    -----------
                                                        $91,634,436     92,551,189      92,551,189
                                                        ===========     ===========    ===========

     Investments at December 31, 1994 are as follows:

                                                                                        AMOUNT AT
                                                                                          WHICH
                                                         AMORTIZED      ESTIMATED       SHOWN IN
                                                          COST OR          FAIR        THE BALANCE
                                                           COST           VALUE           SHEET
                                                        -----------     ----------     -----------
Fixed maturities available for sale:
Bonds:
  States, municipalities and political subdivisions...  $70,301,228     69,050,609      69,050,609
  United States Government and government agencies....   12,359,574     12,209,376      12,209,376
  Industrial and miscellaneous........................      859,016        851,622         851,622
                                                        -----------     -----------    -----------
          Total fixed maturities......................   83,519,818     82,111,607      82,111,607
                                                        -----------     -----------    -----------
Equity securities:
Common stocks:
  Banks, trust and insurance..........................      223,240        163,749         163,749
  Industrial and miscellaneous........................      404,012        280,360         280,360
                                                        -----------     -----------    -----------
     Total common stocks..............................      627,252        444,109         444,109
                                                        -----------     -----------    -----------
     Total equity securities..........................      627,252        444,109         444,109
                                                        -----------     -----------    -----------
Limited Partnership Investment........................      603,120        724,950         724,950
Short-term investments................................    2,953,847      2,953,847       2,953,847
                                                        -----------     -----------    -----------
                                                        $87,704,037     86,234,513      86,234,513
                                                        ===========     ===========    ===========

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time United Coasts' and Coastal Insurance's entire holdings of a particular financial instrument. In addition, the tax ramifications related to the realization of the unrealized gains and

                    UNITED COASTS CORPORATION AND SUBSIDIARY losses have not been considered in any of the estimates. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     The amortized cost and market value of fixed maturities at December 31, 1995 and 1994, by effective maturity, are shown below.

                                                      1995                          1994
                                           --------------------------     -------------------------
                                            AMORTIZED      ESTIMATED      AMORTIZED      ESTIMATED
                                              COST         FAIR VALUE        COST        FAIR VALUE
                                           -----------     ----------     ----------     ----------
Due in one year or less..................  $52,799,944     53,058,250     33,618,556     33,441,181
Due after one year through five years....   36,681,599     37,006,779     49,901,262     48,670,426
                                           -----------     -----------    -----------    -----------
          Total fixed maturities.........  $89,481,543     90,065,029     83,519,818     82,111,607
                                           ===========     ===========    ===========    ===========

     United Coasts' and Coastal Insurance's portfolio is comprised primarily of fixed maturity securities rated AA or better by Standard and Poor's and includes mostly U.S. Treasury and tax-free municipal securities.

     A summary of gross unrealized gains and losses at December 31, 1995 and 1994 follows:

                                                          1995                      1994
                                                  --------------------     ----------------------
                                                   GAINS       LOSSES       GAINS        LOSSES
                                                  --------     -------     -------     ----------
Fixed maturities:
  States, municipalities and political
     subdivisions...............................  $192,750     (36,932)         --     (1,250,619)
  United States Government and government
     agencies...................................   430,554      (1,114)         --       (150,198)
  Industrial and miscellaneous..................        --      (1,772)         --         (7,394)
                                                  --------     -------     --------    ----------
          Total-fixed maturities................   623,304     (39,818)         --     (1,408,211)
  Equity securities.............................        --          --          --       (183,143)
  Limited partnership investment................   333,267          --     121,830             --
                                                  --------     -------     --------    ----------
          Total.................................  $956,571     (39,818)    121,830     (1,591,354)
                                                  ========     =======     ========    ==========

     A summary of net investment income for the years ended December 31, 1995, 1994 and 1993 follows:

                                                          1995          1994          1993
                                                       ----------     ---------     ---------
    Tax-exempt interest..............................  $2,514,868     2,618,695     2,308,175
    Taxable interest.................................   1,960,645       680,941       952,706
    Dividends on equity securities...................       7,617        24,749        77,943
    Limited partnership income.......................      51,397        49,836        53,284
    Investment expense...............................     (46,899)     (109,346)      (98,184)
                                                       ----------     ---------     ---------
              Net investment income..................  $4,487,628     3,264,875     3,293,924
                                                       ==========     =========     =========

     A summary of realized capital gains (losses) for the years ended December 31, 1995, 1994 and 1993 follows:

                                                             1995        1994        1993
                                                            -------     -------     -------
    Fixed maturities......................................  $(3,849)    (64,301)    761,598
    Equity securities.....................................    7,087      41,247     (41,100)
    Fixed asset disposals.................................       --      (2,695)         --
                                                            -------     -------     -------
              Net realized capital gains (losses).........  $ 3,238     (25,749)    720,498
                                                            =======     =======     =======

                    UNITED COASTS CORPORATION AND SUBSIDIARY

     Gross gains of $20,576, $17,076 and $809,639 and gross losses of $24,425, $81,377 and $48,041 were realized on fixed maturity sales for the years ended December 31, 1995, 1994 and 1993, respectively.

     Coastal Insurance, as required by state law, deposits certain securities with various state insurance departments. At December 31, 1995, securities on deposit had an aggregate market value of approximately $5,922,800.

(6)  LEASES

     In an agreement between Coastal Insurance and ACMAT, Coastal Insurance has agreed to lease approximately 18,000 square feet of office and storage space in ACMAT's corporate headquarters. The lease, which expires in February 2000, is accounted for as an operating lease and calls for the following future minimum lease payments:

                                                                            MINIMUM
                                                                             LEASE
                           YEARS ENDED DECEMBER 31,                         PAYMENTS
        ---------------------------------------------------------------    ----------
        1996...........................................................    $  538,432
        1997...........................................................       565,353
        1998...........................................................       593,621
        1999...........................................................       623,302
        2000...........................................................       104,715
                                                                           ----------
                                                                           $2,425,423
                                                                           ==========

     Rent expense for the years ended December 31, 1995, 1994 and 1993 was $535,697, $506,560 and $488,480, respectively.

(7)  LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

     Activity in the liability for unpaid claims and claim adjustment expenses is summarized below:

                                                           1995            1994           1993
                                                        -----------     ----------     ----------
Balance at January 1..................................  $31,629,263     27,121,203     27,481,898
  Less reinsurance recoverables.......................    1,557,704      1,271,024      1,187,935
                                                        -----------     ----------     ----------
Net Balance at January 1..............................   30,071,559     25,850,179     26,293,963
                                                        -----------     ----------     ----------
Incurred related to:
  Current year........................................    6,298,151      6,302,563      5,783,662
  Prior years.........................................     (900,506)            --             --
                                                        -----------     ----------     ----------
Total incurred........................................    5,397,645      6,302,563      5,783,662
                                                        -----------     ----------     ----------
Paid related to:
  Current year........................................       75,280        194,208        108,656
  Prior years.........................................    2,537,259      1,886,975      6,118,790
                                                        -----------     ----------     ----------
Total paid............................................    2,612,539      2,081,183      6,227,446
                                                        -----------     ----------     ----------
Net Balance at December 31............................   32,856,665     30,071,559     25,850,179
  Plus reinsurance recoverables.......................    1,762,286      1,557,704      1,271,024
                                                        -----------     ----------     ----------
Balance at December 31................................  $34,618,951     31,629,263     27,121,203
                                                        ===========     ==========     ==========

     The decrease in 1995 in incurred losses and loss adjustment expenses of prior years represents a reallocation of reserves among accident years. The increased claim payments in 1993 are partially a result of

                    UNITED COASTS CORPORATION AND SUBSIDIARY payments relating to settlement of losses reserved in prior periods. Based on the lower payments made in 1995 and 1994, as well as an evaluation of case reserves, Coastal Insurance does not believe that the claim payouts in 1993 represent a trend. Management believes that the reserves for losses and loss adjustment expenses are adequate to cover the unpaid portion of the ultimate net cost of losses and loss adjustment expenses, including losses incurred but not reported.

(8)  LONG-TERM DEBT

     Interest paid in 1994 and 1993 of $74,912 and $299,650, respectively, represents interest on notes due to former stockholders in connection with the purchase of all shares of United Coasts held by such former stockholders. No interest was paid in 1995 as these notes, which totalled $3,065,000, were repaid in full in March, 1994.

(9)  STOCKHOLDERS' EQUITY

     At its May 1, 1991, June 16, 1992 and December 29, 1992 meetings, the Board of Directors approved the granting of nonstatutory common stock options to certain officers and directors giving such individuals the option to purchase a total of 40,000, 40,000 and 60,000 shares, respectively, of restricted common stock of United Coasts at an exercise price of $2 per share. The option to purchase such shares must be exercised within 10 years of the date of grant. In July 1993, June 1994 and June 1995, 40,000, 15,000 and 10,000 shares, respectively, were exercised which resulted in United Coasts' issuance of 40,000, 15,000 and 10,000 shares of restricted common stock in 1993, 1994 and 1995, respectively. United Coasts repurchased and retired the shares. These transactions resulted in a reduction of stockholders' equity of $100,000, $41,250 and $35,000 in 1993, 1994 and 1995, respectively.

     Coastal Insurance is restricted by the Arizona Insurance Holding Company Systems Act as to the amount of dividends it may pay to United Coasts without the approval of the Arizona Insurance Department. For the years ended December 31, 1995, 1994 and 1993, Coastal Insurance paid dividends totalling $5,181,000, $5,500,000 and $5,622,750, respectively, to the Corporation. All of the dividends paid in 1994 and a portion of the dividends paid in 1995 and 1993 were considered extraordinary. Coastal Insurance applied for and received approval from the Arizona Insurance Department for the extraordinary portion of the dividends paid. Approximately $4,047,500 is available for the payment of dividends to United Coasts in 1996 without the prior approval of the Arizona Insurance Department.

     Coastal Insurance prepares its statutory financial statements in accordance with accounting practices prescribed by the Arizona Insurance Department. Prescribed accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. As of December 31, 1995, Coastal Insurance does not utilize any statutory accounting practices which are not prescribed by insurance regulators that individually or in the aggregate materially affect statutory shareholder's equity.

     In accordance with statutory accounting principles, Coastal Insurance's statutory capital and surplus was $40,475,130 and $38,344,510 at December 31, 1995 and 1994, respectively. Statutory net income was $7,481,455, $7,136,705 and $7,308,330 for the years ended December 31, 1995, 1994 and 1993, respectively. Coastal Insurance's stockholder's equity in accordance with Generally Accepted Accounting Principles ("GAAP") was $63,754,804 and $59,424,010 at December 31, 1995 and 1994, respectively. Coastal Insurance's GAAP net income was $7,437,741, $7,579,679 and $7,708,377 for the years ended December 31, 1995, 1994 and 1993, respectively. The primary differences between amounts reported in accordance with GAAP and amounts reported in accordance with statutory accounting principles are excess statutory reserves over statement reserves (Schedule P Liability), carrying value of fixed maturity investments; assets not admitted for statutory purposes such as agents balances over 90 days, furniture and fixtures, prepaid non-

                    UNITED COASTS CORPORATION AND SUBSIDIARY compete payments and certain notes receivable; and deferred acquisition costs and deferred taxes which are recognized for GAAP only.

(10)  TAXES

     A summary of the components of the provision for income tax for the years ended December 31, 1995, 1994 and 1993 follows:

                                                              1995          1994          1993
                                                           -----------    ---------     ---------
Income tax expense (benefit):
  Current................................................   $3,274,066    3,328,628     2,757,147
  Deferred...............................................    (100,166)     (415,198)      119,670
                                                            ----------    ---------     ---------
                                                            $3,173,900    2,913,430     2,876,817
                                                            ==========    =========     =========

     The effective Federal income tax rate as a percentage of income before income tax expense and cumulative effect of change in accounting principle follows:

                                                                    1995     1994     1993
                                                                    ----     ----     ----
    Federal statutory tax rate....................................  34.0%    34.0%    34.0%
    Effect of tax-exempt interest.................................  (6.3)    (6.9)    (7.4)
    Other, net....................................................    --      (.3)      .7
                                                                    ----     ----     ----
                                                                    27.7%    26.8%    27.3%
                                                                    ====     ====     ====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below:

                                                                      1995          1994
                                                                   ----------     ---------
    Deferred tax assets:
      Reserves for losses and loss adjustment expense,
         principally due to reserve discounting..................  $2,814,134     2,700,945
      Unearned premiums..........................................     702,332       764,274
      Net unrealized losses......................................          --       499,638
      Other......................................................      51,319        48,152
                                                                   ----------     ----------
      Total gross deferred tax assets............................   3,567,785     4,013,009
      Less valuation allowance...................................          --      (499,638)
                                                                   ----------     ----------
      Net deferred tax assets....................................   3,567,785     3,513,371
                                                                   ----------     ----------
    Deferred tax liabilities:
      Deferred policy acquisition costs..........................     911,178       956,930
      Net unrealized gains.......................................     311,696            --
      Other......................................................      21,966        21,967
                                                                   ----------     ----------
      Total gross deferred tax liabilities.......................   1,244,840       978,897
                                                                   ----------     ----------
      Net deferred tax asset.....................................  $2,322,945     2,534,474
                                                                   ==========     ==========

     The change in the total valuation allowance for the year ended December 31, 1995 as compared to December 31, 1994 is due to the reversal of the deferred tax asset related to net unrealized losses on securities. At December 31, 1994, management was uncertain as to the realization of the deferred tax asset attributable to these net unrealized losses. At December 31, 1995, United Coasts and Coastal Insurance had net unrealized gains on securities of $916,753 which resulted in a deferred tax liability of $311,696. In assessing

                    UNITED COASTS CORPORATION AND SUBSIDIARY the realization of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers primarily the scheduled reversal of deferred tax liabilities, tax planning strategies and anticipated future taxable income in making this assessment and believes it is more likely than not that United Coasts and Coastal Insurance will realize the benefits of these deductible differences at December 31, 1995.

     As discussed in Note 1, United Coasts' and Coastal Insurance's tax return is consolidated with ACMAT's tax return. A tax sharing arrangement exists which calls for a separate return method of tax allocation. Approximately $3,854,200, $3,039,600, $2,887,700 of tax related amounts (net of tax refund in 1994) were paid to ACMAT during the year ended December 31, 1995, 1994, and 1993, respectively.

     Approximately $221,000 of tax related amounts were due to ACMAT at December 31, 1994 and approximately $359,000 tax related amounts were due from ACMAT at December 31, 1995.

                    UNITED COASTS CORPORATION AND SUBSIDIARY

                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

                                                                       FOR THREE MONTHS ENDED
                                                                              MARCH 31,
                                                                      -------------------------
                                                                         1996           1995
                                                                      ----------     ----------
INCOME:
  Premiums earned...................................................  $3,456,664      4,425,620
  Net investment income.............................................   1,247,376      1,053,388
  Net realized losses...............................................      (7,788)          (120)
  Income on intercompany notes receivable...........................     384,104        250,803
  Other income......................................................      19,384         24,051
                                                                      -----------    -----------
                                                                       5,099,740      5,753,742
                                                                      -----------    -----------
EXPENSES:
  Losses and loss adjustment expenses...............................   1,036,999      1,327,686
  Amortization of policy acquisition costs..........................     942,212      1,196,650
  Other expenses....................................................     512,351        440,351
                                                                      -----------    -----------
                                                                       2,491,562      2,964,687
                                                                      -----------    -----------
  Income before income tax..........................................   2,608,178      2,789,055
  Provision for income tax..........................................     715,460        747,485
                                                                      -----------    -----------
NET INCOME..........................................................  $1,892,718      2,041,570
                                                                      ===========    ===========
NET INCOME PER SHARE................................................  $      .19            .20
                                                                      ===========    ===========
Weighted average shares outstanding.................................  10,187,189     10,187,189
                                                                      ===========    ===========

     See accompanying notes to unaudited consolidated financial statements.

                    UNITED COASTS CORPORATION AND SUBSIDIARY

                      UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                                   MARCH 31,
                                                                                     1996
                                                                                 -------------
ASSETS:
  Investments:
     Fixed maturities-available for sale, at fair value in 1996 and 1995
      (amortized cost $90,827,686).............................................  $  91,114,562
     Limited partnership investment, at fair value (cost $643,157).............      1,087,056
     Short term investments, at cost which approximates fair value.............      2,842,736
                                                                                  ------------
          Total investments....................................................     95,044,354
  Cash.........................................................................      1,825,482
  Agent's balance due from affiliate...........................................      5,893,940
  Reinsurance recoverable......................................................      1,810,831
  Investment income due and accrued............................................      1,621,119
  Income tax receivable........................................................             --
  Deferred income tax..........................................................      2,357,710
  Furniture, fixtures and equipment, net.......................................        217,039
  Deferred policy acquisition costs............................................      2,725,267
  Prepaid reinsurance premiums.................................................        958,461
  Notes receivable from affiliate..............................................     21,201,128
  Other assets.................................................................         72,999
                                                                                  ------------
                                                                                 $ 133,728,330
                                                                                  ============
LIABILITIES:
  Reserves for losses and loss adjustment expenses.............................  $  35,044,814
  Unearned premiums............................................................     11,796,833
  Income tax...................................................................         53,573
  Collateral held..............................................................        135,000
  Accrued liabilities and accounts payable.....................................        196,102
                                                                                  ------------
          Total liabilities....................................................     47,226,322
                                                                                  ------------
STOCKHOLDERS' EQUITY:
  Preferred stock, 1,000,000 shares authorized, par value $0.01; none
     outstanding...............................................................             --
  Common stock, 20,000,000 shares authorized, value $0.01; 10,187,189 shares
     issued and outstanding....................................................        101,872
  Paid-in capital..............................................................     20,268,520
  Retained earnings............................................................     65,649,304
  Net unrealized gain on securities, net of deferred taxes.....................        482,312
                                                                                  ------------
          Total stockholders' equity...........................................     86,502,008
  Commitments and contingencies
                                                                                  ------------
                                                                                 $ 133,728,330
                                                                                  ============

     See accompanying notes to unaudited consolidated financial statements.

                    UNITED COASTS CORPORATION AND SUBSIDIARY

      UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                           NET
                                                                                       UNREALIZED
                                                  COMMON     PAID-IN      RETAINED     GAIN (LOSS)
                                                  STOCK      CAPITAL      EARNINGS    ON SECURITIES      TOTAL
                                                 --------   ----------   ----------   -------------    ----------
Balance at December 31, 1994...................  $101,872   20,303,520   55,472,864      (1,469,524)   74,408,732
Change in net unrealized loss on securities....        --           --           --       1,151,508     1,151,508
Net income.....................................        --           --    2,041,570              --     2,041,570
                                                 --------   ----------   ----------      ----------    ----------
Balance at March 31, 1995......................  $101,872   20,303,520   57,514,434        (318,016)   77,601,810
                                                 ========   ==========   ==========      ==========    ==========
Balance at December 31, 1995...................   101,872   20,268,520   63,756,586         605,057    84,732,035
Change in net unrealized gain on securities....        --           --           --        (185,977)     (185,977)
Change in deferred tax on net unrealized
  gain.........................................        --           --           --          63,232        63,232
Net Income.....................................        --           --    1,892,718              --     1,892,718
                                                 --------   ----------   ----------      ----------    ----------
Balance at March 31, 1996......................  $101,872   20,268,520   65,649,304         482,312    86,502,008
                                                 ========   ==========   ==========      ==========    ==========

     See accompanying notes to unaudited consolidated financial statements.

                    UNITED COASTS CORPORATION AND SUBSIDIARY

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     THREE MONTHS ENDED MARCH
                                                                                31,
                                                                    ---------------------------
                                                                       1996            1995
                                                                    -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income......................................................  $ 1,892,718       2,041,570
  Adjustments to reconcile net income to net cash provided by operating activities:
     Amortization and depreciation................................      199,589         267,112
     Net realized capital (gains) losses..........................        7,788             120
     Change in:
       Agent's balance due from affiliate.........................     (812,848)        755,431
       Reinsurance recoverable....................................      (48,545)        (45,273)
       Investment income due and accrued..........................       11,342        (257,546)
       Deferred policy acquisition costs..........................      (45,332)         95,454
       Prepaid reinsurance premiums...............................      (59,184)        110,506
       Notes receivable from affiliate............................     (901,016)       (250,803)
       Reserves for losses and loss adjustment expenses...........      425,863       1,138,143
       Unearned premiums..........................................      569,150        (635,345)
       Income taxes, net..........................................      232,960        (189,515)
       Accrued liabilities and accounts payable...................     (177,738)        (76,128)
       Other assets...............................................      302,950           1,923
                                                                    ------------    -----------
          Net cash provided by operating activities...............  $ 1,597,697       2,955,649
                                                                    ------------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from investments sold or matured:
     Fixed maturities -- sold.....................................    1,298,740         126,348
     Fixed maturities -- matured..................................    8,457,500      13,910,000
  Purchases of:
     Fixed maturities.............................................  (11,260,297)    (17,607,643)
  Limited partnership investment adjustment.......................       11,360              --
  Short-term investments, net.....................................   (1,364,359)     (1,521,165)
  Purchase of furniture, fixtures and equipment, net..............      (11,665)        (11,331)
                                                                    ------------    -----------
          Net cash provided by (used in) investing activities.....  $(2,868,721)     (5,103,791)
                                                                    ------------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
          Net cash provided by (used in) financing activities.....  $        --              --
                                                                    ------------    -----------
  Decrease in cash................................................   (1,271,024)     (2,148,142)
  Cash at beginning of year.......................................    3,096,506       4,607,085
                                                                    ------------    -----------
  Cash at end of year.............................................  $ 1,825,482       2,458,943
                                                                    ============    ===========

     See accompanying notes to unaudited consolidated financial statements.

                   UNITED COASTS CORPORATION AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1)  FINANCIAL STATEMENTS

     The consolidated financial statements include the accounts of United Coasts Corporation ("United Coasts") and its subsidiary, United Coastal Insurance Company ("Coastal Insurance"). The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and are unaudited.

     The interim financial information contained in this report has been prepared from the books and records of United Coasts and Coastal Insurance and reflects, in the opinion of the management, all adjustments (consisting of normal and recurring accruals) necessary to fairly present results of operations for the periods indicated. All significant intercompany accounts and transactions have been eliminated in consolidation.

     These statements should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus.

(2)  EARNINGS PER SHARE

     Earnings per share are computed using the weighted average number of shares of common stock outstanding for the period and reflect the common stock equivalency of outstanding stock options and warrants, if dilutive.

(3)  SUPPLEMENTAL CASH FLOW INFORMATION

     Income taxes paid during the three months ended March 31, 1996 and 1995 was $482,500 and $937,000, respectively. There was no interest paid in 1995 or 1996.

(4)  APPLICATION OF NEW ACCOUNTING STANDARDS

     Effective January 1, 1996, United Coasts adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121). This statement establishes standards for the impairment of long-lived assets and certain identifiable intangibles to be disposed of. This statement requires a write down to fair value when long-lived assets to be held and used are impaired. The adoption of this statement did not have any effect on results of operations, financial condition or liquidity as no adjustments were required.

     Also, effective January 1, 1996, United Coasts adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). This statement addresses alternative accounting treatments for stock-based compensation, such as stock options and restricted stock. FAS 123 permits either expensing the value of stock-based compensation over the period earned or disclosing in the financial statement footnotes the pro forma impact to net income as if the value of stock-based compensation awards had been expensed. The value of awards are measured at the grant date based upon estimated fair value, using option pricing models. United Coasts has selected the alternative method which would provides for pro forma disclosure in the footnote to the year-end financial statement only.

                                   APPENDIX A

                  AGREEMENT AND PLAN OF LIQUIDATION AND MERGER


     THIS AGREEMENT AND PLAN OF LIQUIDATION AND MERGER (the "Agreement") is made and entered into on this 28th day of May, 1996, by and among ACMAT CORPORATION, a Connecticut corporation ("ACMAT") and UNITED COASTS CORPORATION, a Delaware corporation and a subsidiary of ACMAT ("United Coasts").


                                  WITNESSETH:

     WHEREAS, the parties hereto desire to effect the merger of United Coasts with and into ACMAT (the "Merger"), as a result of which (a) ACMAT shall be the surviving corporation, (b) the separate corporate existence of United Coasts shall cease, and (c) the shareholders of United Coasts, other than ACMAT, shall receive the consideration hereinafter set forth in exchange for their shares of United Coasts Common Stock (the "UC Common Stock");

     WHEREAS, the respective Boards of Directors of ACMAT and United Coasts, and the shareholders of United Coasts, have approved the merger of United Coasts with and into ACMAT pursuant to the terms and conditions of this Agreement and the applicable laws of the States of Connecticut and Delaware;


     WHEREAS, ACMAT is authorized to issue 10,000,000 shares of Class A Stock of which 2,232,585 shares have been duly issued and are now outstanding; and


     WHEREAS, the parties hereto desire to effectuate the Merger as a nontaxable transaction under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

     1. Merger. In accordance with the provisions of this Agreement, and the Stock Corporation Act of the State of Connecticut ("SCA") and the General Corporation Law of the State of Delaware ("GCL"), at the Effective Time (as defined in Section 4, below) United Coasts shall merge with and into ACMAT and ACMAT shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation"). As of the Effective Time, ACMAT shall continue its corporate existence under the laws of the State of Connecticut and the separate corporate existence of United Coasts shall cease.

     2. Effect of the Merger. The Surviving Corporation shall, at and after the Effective Time, possess all the rights, privileges, powers and franchises as well of a public as of a private nature of each of ACMAT and United Coasts (collectively, the "Constituent Corporations"), subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all and singular, the rights, privileges, powers and franchises of the Constituent Corporations, and all property, real, personal and mixed, and all debts due on whatever account, and all other things in action, and all and every other interest, of or belonging to or due to each of the Constituent Corporations, shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate, or any interest thereto, vested in any of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter the property of the Surviving Corporation as effectively as they were of the Constituent Corporations; but all rights of creditors and all liens upon any property of any of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations shall thenceforth attach to the Surviving Corporation, and may be enforced against the Surviving Corporation to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.


     3. Manner and Basis of Converting Shares of United Coasts. (a) Immediately prior to the Effective Time, all shares of UC Common Stock issued and outstanding and held by ACMAT's subsidiary, ACSTAR Insurance Company ("ACSTAR"), will be exchanged for shares of common stock of United Coastal Insurance Company, an Arizona corporation and a wholly-owned subsidiary of United Coasts ("Coastal

Insurance"), with an aggregate fair market value substantially equal to the value of said shares of UC Common Stock.

     (b) At the Effective Time, by virtue of the Merger and without any further action required on the part of ACMAT or United Coasts:


     (i) All shares of the UC Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (other than shares held by ACMAT and ACSTAR) shall be converted into and become validly issued, fully paid and nonassessable shares of Class A Stock, no par value, of ACMAT (the "Class A Stock") in the following manner:


          (A) Such shares of UC Common Stock will be converted into and become shares of Class A Stock at the ratio of one (1) share of Class A Stock for each X shares of UC Common Stock (the "Exchange Ratio") where X is determined by (aa) dividing the total number of shares of UC Common Stock held by United Coasts shareholders as of the Effective Time other than ACMAT and ACSTAR (the "Unaffiliated Holders") by 1.5, (bb) subtracting from the quotient obtained the number of shares of UC Common Stock allowed by the Court, referred to in paragraph 4(b) of this Agreement, as a fee of plaintiff's counsel in connection with the litigation described in paragraph 4(b) of this Agreement, and (cc) dividing the number of shares of UC Common Stock held by the Unaffiliated Holders at the Effective Time by the remainder obtained in step (bb). The quotient thereby obtained equals X.

          (B) The number of shares of Class A Stock issuable to the Unaffiliated Holders as of the Effective Time determined in accordance with the Exchange Ratio plus the number of shares allowed by such Court as a fee of plaintiff's counsel in connection with such litigation shall constitute the total number of shares of Class A Stock issuable with respect to all shares of the Unaffiliated Holders held by them at the Effective Time, provided, however, that the number of such shares determined in accordance with the Exchange Ratio shall be issuable to such Unaffiliated Holders, pro rata in accordance with their respective holdings of UC Common Stock, and the number of shares allowed by such Court as the fee of plaintiff's counsel in connection with such litigation shall be issued to such plaintiff's counsel.

     (ii) Shares of UC Common Stock held directly by ACMAT will be cancelled;
and

     (iii) In the event a shareholder of UC Common Stock is entitled to a fractional share of Class A Stock, then in lieu thereof such holder shall receive the value of such fractional interest in cash based on the average closing price of a full share of the Class A Stock as reported on the Nasdaq National Market for the last five days on which the Class A Stock was traded thereon prior to the Effective Time.

     4. Terms, Conditions and Mode of Carrying into Effect the Merger. (a) This Merger shall be effective upon the completion of the execution and filing, in accordance with Sections 285 of the SCA and 103 of the GCL, respectively, of Certificates of Merger in the respective Offices of the Secretaries of State of the States of Connecticut and Delaware (the "Effective Time"). Upon this Merger becoming effective, the separate existence of United Coasts shall cease, except to the extent continued by statute, and all of its property, rights, privileges, franchises, obligations and liabilities of whatever nature and description, shall be transferred to, vest and devolve upon the Surviving Corporation without further act or deed.

     (b) The Merger is being proposed pursuant to a settlement agreement for the benefit of a class of shareholders of United Coasts (the "Class") resolving litigation brought by a shareholder against ACMAT and certain other defendants (the "Defendants") in the Court of Chancery of the State of Delaware (the "Settlement Agreement"), and is subject to the satisfaction of certain conditions, including, but not limited to, the approval by said court of the Settlement Agreement. The Merger is further subject to the following conditions:
(i) no more than twenty-five percent (25%) of the shareholders comprising the Class making a demand for appraisal rights under Delaware law; (ii) approval of the Merger by holders of the majority of all shares of UC Common Stock entitled to vote on the Merger; and (iii) the receipt of the favorable vote of the members of the Class holding a majority of shares of UC Common Stock held by the Class which are voted in connection with the Merger. In the event that either condition (ii) or (iii), above, is not satisfied, the Merger will be abandoned. In the event that condition (i), above, is not satisfied, the Merger may be abandoned at the discretion of the Defendants.

     5. Certificate of Incorporation. The Certificate of Incorporation of the Surviving Corporation as it exists at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation and shall not be amended or otherwise affected by the Merger.

     6. Post Merger Amendment of Certificate of Incorporation. The Surviving Corporation reserves the right and powers after the Effective Time, to alter, amend, change, repeal or restate any of the provisions contained in its Certificate of Incorporation, in the manner now or hereinafter provided by statute, and all rights conferred on officers, directors or shareholders herein are subject to this reservation.

     7. Bylaws. The Bylaws of the Surviving Corporation, as such bylaws exist at the Effective Time, shall remain and be the Bylaws of the Surviving Corporation until altered, amended or repealed or until new bylaws shall be adopted in accordance with the provisions thereof, the Certificate of Incorporation, or in the manner permitted by the applicable provisions of law.

     8. Directors. The Board of Directors of the Surviving Corporation shall consist of the members of the Board of Directors of ACMAT in office immediately prior to the Merger. The Directors of the Surviving Corporation shall continue in office as Directors of the Surviving Corporation until the next annual meeting of the shareholders thereof, or until their successors shall be elected and shall qualify.

     9. Officers. The officers of ACMAT as of the Effective Time shall continue in office as officers of the Surviving Corporation until the next annual meeting of the Board of Directors of the Surviving Corporation, or until their successors shall be elected and shall qualify.

     10. Termination. This Merger may be terminated at any time prior to the Effective Time by the Board of Directors of United Coasts or ACMAT.

     11. Compliance with Connecticut and Delaware law. United Coasts and the Surviving Corporation shall each take all appropriate corporate action to comply with the applicable laws of the States of Connecticut and Delaware in connection with the contemplated merger.

     12. Closing of Stock Books. At the Effective Time of this Merger, the transfer books of United Coasts shall be closed and no transfer of shares of stock shall be made or consummated thereafter.


     IN WITNESS WHEREOF, ACMAT and United Coasts, acting through their duly authorized officers, have caused their names and seals to be signed and attested, and affixed to this Agreement and Plan of Liquidation and Merger, on this 28th day of May 1996.



Attest:                                          ACMAT CORPORATION
                                                 a Connecticut corporation

By: /s/ MICHAEL P. CIFONE
  ------------------------------------------     By: /s/ HENRY W. NOZKO, SR.
                                                 --------------------------------------------
                                                 Its President
Attest:                                          UNITED COASTS CORPORATION
                                                 a Delaware corporation

By: /s/ ROBERT H. FRAZER
  ------------------------------------------     By: /s/ HENRY W. NOZKO, JR.
                                                 --------------------------------------------
                                                 Its President

                                   APPENDIX B

SEC. 262.  APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds share of stock on the date of the making of a demand pursuant to the provisions of subsection
(d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection (d) of this Section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this Chapter shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this Section. As used in this Section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of non-stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non-stock corporation; and the words "depository receipt" mean a receipt of other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251, 252, 254, 257, 258, 263 or 264 of this Chapter;

          (1) provided, however, that no appraisal rights under this Section shall be available for the shares of any class or series of stock which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this Chapter.

          (2) Notwithstanding the provisions of subsection (b)(1) of this Section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this Chapter to accept for such stock anything except (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof; (ii) shares of stock of any other corporation or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares or fractional depository receipts described in the foregoing clauses
     (i) and (ii); or (iv) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares, or fractional depository receipts described in the foregoing clauses (i), (ii) and (iii) of this subsection.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this Chapter is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this Section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this Section, including those set forth in subsections (d) and
(e), shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this Section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this Section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger of consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this Chapter, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this Section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identify of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with the provisions of subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of

Wilmington, Delaware or such publications as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with the provisions of this Section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this Section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this Section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder; in the case of holders of uncertified stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any other state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this Section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this Section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this Section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation into which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is a Connecticut corporation. Section 33-320a of the Connecticut Stock Corporation Act ("Section 33-320a") provides that a corporation shall indemnify any director or officer of the corporation against expenses incurred by him in connection with any action, suit or proceeding in which he is made or is threatened to be made a party by reason of having been a director or officer of the corporation, subject to certain limitations.

     For example, the corporation shall not so indemnify any person made a party to any proceeding, other than an action by or in the right of the corporation by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the corporation, or an eligible outside party, unless (1) such person, and the person whose legal representative he is, was successful on the merits in the defense of any proceeding referred to in Section 33-320a, or (2) it shall be concluded as provided in section (d) of Section 33-320a that such person, and the person whose legal representative he is, acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, either in the best interests of the corporation or in the best interest of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust and, with respect to any criminal action or proceeding, that he had no reasonable cause to believe his conduct was unlawful, or (3) the court, on application as provided in subsection (e) of Section 33-320a shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified and then for such amount as the court shall determine; except that in connection with an alleged claim based upon his purchase or sale of securities of the corporation or of another enterprise, which he serves or served at the request of the corporation, the corporation shall only indemnify such person after the court shall have determined on application as provided in subsection (e) of Section 33-320a, that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The termination of any proceeding by judgment, order settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself create a presumption that the person did not act in good faith or in a manner which he did not reasonably believe to be in the best interests of the corporation of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust, or, with respect to any criminal action or proceeding that he had reasonable cause to believe that this conduct was unlawful.

     Except as otherwise provided in Section 33-320a, a corporation shall indemnify any person made a party to any proceeding, by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the corporation, or an eligible outside party, against reasonable expenses actually incurred by him in connection with such proceeding in relation to matters as to which such person, or the person whose legal representative he is, is finally adjudged not to have breached his duty to the corporation, or where the court, on application as provided in subsection (e) of Section 33-320a shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and that for such amount s the court shall determine. The corporation shall not so indemnify any such person for amounts paid to the corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a proceeding, with or without court approval; or for expenses incurred in defending a proceeding which is settled or otherwise disposed of without court approval.

     The Certificate of Incorporation of the Company includes a provision limiting the personal liability of a director to the Company or its shareholders for monetary damages for breach of duty as a director to an amount equal to the amount of compensation received by the director for serving the Company during the calendar year in which the violation occurred, subject to a number of exceptions, including a knowing and culpable violation of law, a breach of duty which enables a director or an associate to receive an improper personal gain, conduct showing a lack of good faith and conscious disregard of duty to the Company, a sustained and unexcused pattern of inattention, or the approval of an illegal distribution of assets of the Company to its shareholders. An associate of the Company, in terms of improper personal gains, is defined as (A) any corporation or organization of which a Company director is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of voting stock, (B) any trust or other estate in which a Company director has at least ten percent beneficial interest or as to which a company director serves as trustee or in a similar fiduciary capacity and (C) any relative or spouse of a company director, or any relative of such spouse who has the same name as the company director.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.


 (3)      Certificate Amending and Restating the Company's Bylaws as filed as an Exhibit to the Company's Form 10-Q for the Quarter ended March 31, 1989 is incorporated herein by reference.
 (3a)     Certificate Amending and Restating the Company's Certificate of Incorporation as
          amended May 1, 1991 as filed as an Exhibit to the Company's Form 10-Q for the
          Quarter ended March 31, 1991 is incorporated by reference.
 (4)      Note Purchase Agreements between ACMAT Corporation and AIG Life Insurance Company and American International Life Assurance Company of New York dated July 18, 1989 regarding 10 1/2% Convertible Senior notes due June 30, 1999 filed as Exhibits to the Company's Form 10-Q for the Quarter ended June 30, 1989 are incorporated herein by reference.
 (4a)     Promissory Note between ACMAT Corporation and The Bank of Boston Connecticut dated
          November 7, 1995 filed as Exhibit 4(a) to the Company's Form 10-K for 1995 is incorporated herein by reference.
 (4b)     Promissory Note between ACMAT Corporation and The Manufacturers Life Insurance
          Company filed as an Exhibit to the Company's Form 10-Q for the Quarter ended March
          31, 1990 are incorporated herein by reference.
 (4c)     Open-end Mortgage Deed and Security Agreement between ACMAT Corporation and The
          Manufacturers Life Insurance Company filed as an Exhibit to the Company's Form 10-Q for the Quarter ended March 31, 1990 are incorporated herein by reference.
 (4d)     Loan Agreement dated as of June 30, 1994 between ACMAT Corporation and Shawmut Bank
          Connecticut, N.A. filed as an Exhibit to the Company's Amendment No. 1 to Form S-1
          dated July 13, 1994 is incorporated herein by reference.
 (5)*     Opinion of Murtha, Cullina, Richter and Pinney concerning legality of shares being registered pursuant to this Registration Statement.
(10a)     Annual Management Compensation Plan filed as an Exhibit to the Company's 1984 Form
          10-K is incorporated herein by reference.
(10b)     Stock Purchase Agreement dated as of July 1, 1992 between ACMAT Corporation and the
          Sheet Metal Workers' National Pension Fund together with Note Agreement Re:
          $16,500,000 11 1/2% Convertible Subordinated Notes due 2012 filed as Exhibit 10g to the Company's Form 10-K for the year ended December 31, 1992 is incorporated herein by reference.
(10c)     Stipulation of Settlement among the Company, Henry W. Nozko, Sr., Henry W. Nozko,
          Jr., John C. Creasy and Donald E. Hamilton, dated May 2, 1996.
(21)      Subsidiaries of ACMAT filed as Exhibit 21 to the Company's Form 10-K for 1995 is incorporated by reference.
(23a)     Consent of KPMG Peat Marwick LLP, as independent certified public accountants.
(23b)*    The consent of Messrs. Murtha, Cullina, Richter and Pinney, counsel for the
          Company, to the reference to their firm in the Prospectus forming a part of this
          Registration Statement and to the use of their opinion as Exhibit 5 to this
          Registration Statement is included in said opinion.
(24)*     Power of Attorney pursuant to which this Registration Statement has been signed on behalf of certain directors.
(27)*     Financial Data Schedule.
(28)      Information from Reports Furnished to State Insurance Regulatory Authorities.
          Schedule P of the Annual Statements of Acstar Insurance Company and United Coastal
          Insurance Company for 1995 filed as Exhibit 28 to the Company's Form 10-K for 1995 is incorporated by reference.


- ---------------

* Previously filed.

ITEM 22.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, subject to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to that request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (sec. 230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment No. 1 to its Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New Britain, State of Connecticut on the 30th day of May, 1996.


                                          ACMAT CORPORATION
                                          (Registrant)

                                          By: /s/ HENRY W. NOZKO, SR.

                                            ------------------------------------
                                            Henry W. Nozko, Sr.,
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed below by the following persons in the capacities and on the dates indicated.



/s/ HENRY W. NOZKO, SR.                Chairman of the Board, President and        May 30, 1996
- -----------------------------------    Chief Executive Officer (Principal
Henry W. Nozko, Sr.                    Executive Officer)
/s/ MICHAEL P. CIFONE                  Vice President -- Finance (Principal        May 30, 1996
- -----------------------------------    Financial and Accounting Officer)
Michael P. Cifone
/s/ HENRY W. NOZKO, JR.                Director                                    May 30, 1996
- -----------------------------------
Henry W. Nozko, Jr.
/s/ HENRY W. NOZKO, JR.                Attorney-in-fact for:                       May 30, 1996
- -----------------------------------
Henry W. Nozko, Jr.
John C. Creasy                         Director
Victoria C. Nozko                      Director
Michael J. Sullivan                    Director

                                   EXHIBIT INDEX


 Exhibit
 Number                             Description
- --------                           -------------



 (3)     Certificate Amending and Restating the Company's Bylaws as filed as an Exhibit to the Company's Form 10-Q for the Quarter ended March 31, 1989 is incorporated herein by reference.
 (3a)    Certificate Amending and Restating the Company's Certificate of Incorporation as
         amended May 1, 1991 as filed as an Exhibit to the Company's Form 10-Q for the
         Quarter ended March 31, 1991 is incorporated by reference.
 (4)     Note Purchase Agreements between ACMAT Corporation and AIG Life Insurance Company and American International Life Assurance Company of New York dated July 18, 1989 regarding 10 1/2% Convertible Senior notes due June 30, 1999 filed as Exhibits to the Company's Form 10-Q for the Quarter ended June 30, 1989 are incorporated herein by reference.
 (4a)    Promissory Note between ACMAT Corporation and The Bank of Boston Connecticut dated
         November 7, 1995 filed as Exhibit 4(a) to the Company's Form 10-K for 1995 is incorporated herein by reference.
 (4b)    Promissory Note between ACMAT Corporation and The Manufacturers Life Insurance
         Company filed as an Exhibit to the Company's Form 10-Q for the Quarter ended March
         31, 1990 are incorporated herein by reference.
 (4c)    Open-end Mortgage Deed and Security Agreement between ACMAT Corporation and The
         Manufacturers Life Insurance Company filed as an Exhibit to the Company's Form 10-Q for the Quarter ended March 31, 1990 are incorporated herein by reference.
 (4d)    Loan Agreement dated as of June 30, 1994 between ACMAT Corporation and Shawmut Bank
         Connecticut, N.A. filed as an Exhibit to the Company's Amendment No. 1 to Form S-1
         dated July 13, 1994 is incorporated herein by reference.
 (5)*    Opinion of Murtha, Cullina, Richter and Pinney concerning legality of shares being registered pursuant to this Registration Statement.
(10a)    Annual Management Compensation Plan filed as an Exhibit to the Company's 1984 Form
         10-K is incorporated herein by reference.
(10b)    Stock Purchase Agreement dated as of July 1, 1992 between ACMAT Corporation and the
         Sheet Metal Workers' National Pension Fund together with Note Agreement Re:
         $16,500,000 11 1/2% Convertible Subordinated Notes due 2012 filed as Exhibit 10g to the Company's Form 10-K for the year ended December 31, 1992 is incorporated herein by reference.
(10c)    Stipulation of Settlement among the Company, Henry W. Nozko, Sr., Henry W. Nozko, Jr.,
         John C. Creasy and Donald E. Hamilton, dated May 2, 1996.
(21)     Subsidiaries of ACMAT filed as Exhibit 21 to the Company's Form 10-K for 1995 is incorporated by reference.
(23a)    Consent of KPMG Peat Marwick LLP, as independent certified public accountants.
(23b)*   The consent of Messrs. Murtha, Cullina, Richter and Pinney, counsel for the Company, to the reference to their firm in the Prospectus forming a part of this Registration
         Statement and to the use of their opinion as Exhibit 5 to this Registration
         Statement is included in said opinion.
(24)*    Power of Attorney pursuant to which this Registration Statement has been signed on behalf of certain directors.
(27)*    Financial Data Schedule.
(28)     Information from Reports Furnished to State Insurance Regulatory Authorities.
         Schedule P of the Annual Statements of Acstar Insurance Company and United Coastal
         Insurance Company for 1995 filed as Exhibit 28 to the Company's Form 10-K for 1995 is incorporated by reference.

* Previously filed.